UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 22, 2019

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __ **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __ **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ **No X**

Enclosure: Press release: **ANGLOGOLD ASHANTI LIMITED - SYNDICATED FACILITY AGREEMENT**

SYNDICATED FACILITY AGREEMENT

DATED   23 October   **2018**

U.S.$1,400,000,000

SYNDICATED LOAN FACILITY

for

ANGLOGOLD ASHANTI HOLDINGS PLC

and

ANGLOGOLD ASHANTI AUSTRALIA LIMITED

with

**J.P. MORGAN SECURITIES PLC
AND DEUTSCHE BANK AG, LONDON BRANCH
as Coordinators**

and

**DEUTSCHE BANK AG, LONDON BRANCH
J.P. MORGAN SECURITIES PLC
AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
BANK OF AMERICA MERRILL LYNCH INTERNATIONAL LIMITED
BANK OF AMERICA N.A., AUSTRALIAN BRANCH
BANK OF MONTREAL
BARCLAYS BANK PLC
BNP PARIBAS SA
CANADIAN IMPERIAL BANK OF COMMERCE, LONDON BRANCH
CITIBANK, N.A., LONDON BRANCH
ROYAL BANK OF CANADA
SCOTIABANK EUROPE PLC
AND STANDARD CHARTERED BANK
as Bookrunners and Mandated Lead Arrangers**

and

**GOLDMAN SACHS INTERNATIONAL AND
WESTPAC BANKING CORPORATION as
Mandated Lead Arrangers**

with

**THE BANK OF NOVA SCOTIA
as Agent**

ALLEN & OVERY

Allen & Overy LLP

0013117-0002446 BK:45879973.12

CONTENTS

Schedule	**Page**

THIS AGREEMENT is dated   23 October   2018 and made

BETWEEN:

(1)   **ANGLOGOLD ASHANTI HOLDINGS PLC** (incorporated under the laws of the Isle of Man with registration number 001177V) (the **Parent**) and **ANGLOGOLD ASHANTI AUSTRALIA LIMITED** (incorporated under the laws of Australia with Australian Business Number 42 008 737 424) (**AGAA**) (each a **Borrower** and together the **Borrowers**);

(2)   **ANGLOGOLD ASHANTI HOLDINGS PLC** and **ANGLOGOLD ASHANTI AUSTRALIA LIMITED** (in this capacity, each a **Guarantor** and together the **Guarantors**);

(3)   **ANGLOGOLD ASHANTI HOLDINGS PLC** as agent for the Obligors (in this capacity the **Obligors' Agent**);

(4)   **J.P. MORGAN SECURITIES PLC** and **DEUTSCHE BANK AG, LONDON BRANCH** as coordinators (in this capacity the **Coordinators**);

(5)   **DEUTSCHE BANK AG, LONDON BRANCH, J.P. MORGAN SECURITIES PLC, AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED, BANK OF AMERICA MERRILL LYNCH INTERNATIONAL LIMITED, BANK OF AMERICA N.A., AUSTRALIAN BRANCH, BANK OF MONTREAL, BARCLAYS BANK PLC, BNP PARIBAS SA, CANADIAN IMPERIAL BANK OF COMMERCE, LONDON BRANCH, CITIBANK, N.A., LONDON BRANCH, ROYAL BANK OF CANADA, SCOTIABANK EUROPE PLC** and **STANDARD CHARTERED BANK** as bookrunners and mandated lead arrangers and **GOLDMAN SACHS INTERNATIONAL** and **WESTPAC BANKING CORPORATION** as mandated lead arrangers (in this capacity the **Mandated Lead Arrangers**);

(6)   **THE FINANCIAL INSTITUTIONS** listed in Schedule 1 (Banks and Commitments) under the heading "Banks" (the **Original Banks**); and

(7)   **THE BANK OF NOVA SCOTIA** as facility agent (in this capacity the **Agent**).

IT IS AGREED as follows:

1.   **INTERPRETATION**

1.1   **Definitions**

In this Agreement:

Acceptable Bank means a bank or financial institution which has a rating for its long-term unsecured and non credit-enhanced debt obligations of A- or higher by S&P or Fitch Ratings Ltd (or any successor or successors thereto) or A3 or higher by Moody's or a comparable rating from an internationally recognised credit rating agency.

Acceptable Financial Institution means:

(a)   an Acceptable Bank;

(b)   any bank or financial institution set out in the Approved List; or

(c)   any other bank or financial institution notified by the Obligors' Agent to the Agent from time to time (including, for the avoidance of doubt, any branch of such bank or financial institution which is established in any jurisdiction that is not treated as a separate legal entity from the bank or financial institution so notified),

provided, in the case of (b) and above (c), that no Insolvency Event has occurred and is continuing with respect to such bank or financial institution.

Affiliate means a Subsidiary or a Holding Company of a person or any other Subsidiary of that Holding Company.

AGAH Listing means a successful application being made for the admission of all or any part of the share capital of the Parent to any recognised investment exchange (as that term is used in the Financial Services and Markets Act 2000) or any other regulated public exchange in a Member State of the European Union, the Republic of South Africa, Australia or Canada provided that the shareholders of the Parent at the time of such admission or initial public offering are substantially the same as AGAL's shareholders at that time.

AGAL means AngloGold Ashanti Limited, incorporated in the Republic of South Africa (with registration number 1944/017354/06).

Agent's Fee Letter means the letter dated on or about the date of this Agreement between the Agent and the Parent setting out the amount of the agency fee referred to in Clause 22.2 (Agent's fee).

Agent's Spot Rate of Exchange means:

(a)   the Agent's spot rate of exchange; or

(b)   (if the Agent does not have an available spot rate of exchange) any other publicly available spot rate of exchange selected by the Agent (acting reasonably),

for the purchase of the relevant currency with the Base Currency in the London foreign exchange market at or about 11.00 a.m. on a particular day.

Approved List means the list of banks or financial institutions provided to the Agent in accordance with Clause 4.1 (Documentary conditions precedent).

Associate has the meaning given to it in section 128F(9) of the Tax Act.

Australian Dollars or **A$** means the lawful currency for the time being of the Commonwealth of Australia.

Australian Withholding Tax means any Australian Tax required to be withheld or deducted from any interest or other payment under Division 11A of Part III of the Tax Act or Subdivision 12-F of Schedule 1 to the Australian Taxation Administration Act 1953 (Cth).

Bail-In Action means the exercise of any Write-down and Conversion Powers.

Bail-In Legislation means:

(a)   in relation to an EEA Member Country which has implemented, or which at any time implements, Article 55 of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms , the relevant implementing law or regulation as described in the EU Bail-In Legislation Schedule from time to time; and (b)　in relation to any other state, any analogous law or regulation from time to time which requires contractual recognition of any Write-down and Conversion Powers contained in that law or regulation.

Bank means:

(a)　an Original Bank; or

(b)　any bank or financial institution which becomes a Bank under Clause 2.2 (Increase) or Clause 28 (Changes to the Parties).

Base Currency means U.S. Dollars.

Base Currency Amount means, in relation to a Loan, the amount specified in the Request delivered by a Borrower for that Loan (or, if the amount requested is not denominated in the Base Currency, that amount converted into the Base Currency at the Agent's Spot Rate of Exchange on the date which is three Business Days before the Drawdown Date or, if later, on the date the Agent receives the Request) as adjusted to reflect any repayment or prepayment of a Loan.

BBSY means, in relation to any Loan in Australian Dollars:

(a)　the applicable Screen Rate as of the Specified Time for Australian Dollars for a period comparable to the relevant Interest Period; or

(b)　as otherwise determined pursuant to Clause 13.1 (Unavailability of Screen Rate),

and, if in either case, that rate is less than zero, BBSY shall be deemed to be zero.

Business Day means a day (other than a Saturday or a Sunday) on which banks are open for general business in London and in relation to any date for payment or purchase of a currency, the principal financial centre of the country of that currency.

Cash means, at any time, cash in hand or at bank (including, for the avoidance of doubt, any interest accrued but not yet received or paid) and (in the latter case) credited to an account in the name of a member of the Group with an Acceptable Financial Institution and to which a member of the Group is alone (or together with other members of the Group) beneficially entitled, provided that:

(a)　there is no Security Interest over that cash except:

(i)　for any Security Interest arising in the ordinary course of a Group member's banking arrangements; or

(ii)　as permitted by Clause 19.9(b) (Negative pledge) which would not result in that cash not being then available to be applied in repayment or prepayment of the Facility; and

(b)　such cash is not specified as being restricted for use in the accounts of any member of the Group.

Cash Equivalent Investments means at any time:

(a)　certificates of deposit maturing within one year after the relevant date of calculation and issued by an Acceptable Financial Institution;

(b)   any investment in marketable debt obligations issued or guaranteed by the government of the United States of America, the United Kingdom, the Commonwealth of Australia, any OECD member country, any member state of the European Economic Area or any Participating Member State or by an instrumentality or agency of any of them having an equivalent credit rating, maturing within one year after the relevant date of calculation and not convertible or exchangeable to any other security;

(c)   commercial paper not convertible or exchangeable to any other security:

     (i)   for which a recognised trading market exists;

     (ii)   issued by an issuer incorporated in the United States of America, the United Kingdom, the Commonwealth of Australia, any OECD member country, any member state of the European Economic Area or any Participating Member State;

     (iii)   which matures within one year after the relevant date of calculation; and

     (iv)   which has an investment grade rating by S&P, Fitch Ratings Ltd or Moody's, or, if no rating is available in respect of the commercial paper, the issuer of which has, in respect of its long-term unsecured and non-credit enhanced debt obligations, an equivalent rating;

(d)   bills of exchange issued in the United Kingdom, the United States, Australia, or any OECD member country eligible for rediscount at the relevant central bank and accepted by an Acceptable Financial Institution (or their dematerialised equivalent);

(e)   any investment in money market funds which invest substantially all their assets in debts, securities or investments of the types described in paragraphs (a) to (c) above (including, for the avoidance of doubt, in any other debt, security or investment approved by the Majority Banks in accordance with paragraph (f) below); or

(f)   any other debt, security or investment approved by the Majority Banks (which approval shall not be unreasonably withheld or delayed),

in each case, to which any member of the Group is alone (or together with other members of the Group) beneficially entitled at that time and which is not issued or guaranteed by any member of the Group or subject to any Security Interest.

Code means the United States Internal Revenue Code of 1986, as amended and any rule or regulation issued thereunder from time to time in effect.

Commitment means:

(a)   in relation to a Bank which is a Bank on the date of this Agreement, the amount in the Base Currency set opposite its name in Schedule 1 (Banks and Commitments) and the amount of any other Bank's Commitment acquired by it under Clause 28 (Changes to the Parties) or assumed by it in accordance with Clause 2.2 (Increase); and

(b)   in relation to a Bank which becomes a Bank after the date of this Agreement, the amount in the Base Currency of any other Bank's Commitment acquired by it under Clause 28 (Changes to the Parties) or assumed by it in accordance with Clause 2.2 (Increase),

to the extent not cancelled, reduced or transferred under this Agreement.

Commitment Period means the period from the date of this Agreement up to and including the date falling one month prior to the Final Maturity Date.

Compliance Certificate has the meaning given to it in paragraph (b) of Clause 19.5 (Compliance certificates).

Default means an Event of Default or an event which, with the giving of notice, lapse of time, determination of materiality or fulfilment of any other applicable condition (or any combination of the foregoing) as specified in Clause 20 (Default), would constitute an Event of Default.

Defaulting Bank means any Bank:

(a)   which has failed to make its participation in a Loan available or has notified the Agent or the Obligors' Agent or has indicated publicly that it will not make its participation in a Loan available by the Drawdown Date of that Loan in accordance with Clause 5.3 (Advance of Loan);

(b)   which has otherwise rescinded or repudiated a Finance Document; or

(c)   with respect to which an Insolvency Event has occurred and is continuing,

unless, in the case of paragraph (a) above:

(i)   payment is made within five Business Days of its due date; or

(ii)   the Bank is disputing in good faith whether it is contractually obliged to make the payment in question.

Drawdown Date means the date of the advance of a Loan.

EEA Member Country means any member state of the European Union, Iceland, Liechtenstein and Norway.

Environment means:

(a)   land including any natural or man-made structures;

(b)   water including ground and surface water; and

(c)   air, including air within buildings and other natural or man-made structures above or below ground.

Environmental Claim means, in relation to any member of the Group or the Group, as appropriate, any claim by any person as a result of or in connection with any violation of Environmental Law which could give rise to any remedy or penalty (whether interim or final) or liability for that member of the Group or the Group, as appropriate.

Environmental Laws means, in relation to any member of the Group or the Group, as appropriate, all and any applicable and legally binding laws, including common law, statute and subordinate legislation, European regulations and directives, codes of practice, circulars, guidance notices, judgments and judicial or administrative decisions and other similar provisions issued, entered into or promulgated by any government entity, whether of the Isle of Man, the Commonwealth of Australia, the European Community or elsewhere, compliance with which is mandatory for that member of the Group or the Group, as appropriate, with regard to:

(a) the pollution, protection, investigation, reclamation or restoration of the Environment or natural resources;

(b) harm to the health of humans, animals or plants including without limitation laws relating to public and workers' health and safety;

(c) emissions, discharges or releases into, or the presence in, the Environment of hazardous, toxic, harmful or dangerous chemicals or any other pollutants or contaminants, or industrial, radioactive or other dangerous substances or wastes (including vibration, noise and genetically modified organisms); or

(d) the manufacture, processing, use, treatment, storage, distribution, disposal, transport or handling of the substances or wastes described in (c) above.

Environmental Permits means all or any permits, licences, consents, approvals, certificates, qualifications, specifications, registrations and other authorisations including any conditions which attach to any of the above, and the filing of all notifications, reports and assessments required under Environmental Laws for the operation of any of the businesses of any member of the Group or the occupation or use of any of their respective properties.

EU Bail-In Legislation Schedule means the document described as such and published by the Loan Market Association (or any successor person) from time to time.

Event of Default means an event specified as such in Clause 20 (Default).

Existing Facilities means each of:

(a) the U.S.$1,000,000,000 syndicated revolving credit facility dated 17 July 2014 between, *inter alia*, the Parent, the banks and financial institutions named therein and The Bank of Nova Scotia as agent (as amended and/or restated from time to time) (the **Existing USD Facility**); and

(b) the A$500,000,000 syndicated revolving credit facility dated 25 July 2014 between, *inter alia*, AGAA, the Parent, the banks and financial institutions named therein and Commonwealth Bank of Australia as agent (as amended and/or restated from time to time) (the **Existing AUD Facility**).

Facility means the syndicated revolving credit facility made available to the Borrowers by the Banks under this Agreement.

Facility Office means the office(s) notified by a Bank to the Agent:

(a) on or before the date it becomes a Bank; or

(b) by not less than five Business Days' notice,

as the office(s) through which it will perform all or any of its obligations under this Agreement.

Fallback Interest Period means one week or such other period as the Agent and the Obligors' Agent may agree.

FATCA means:

(a) sections 1471 to 1474 of the Code or any associated regulations;

(b)   any treaty, law or regulation of any other jurisdiction, or relating to an intergovernmental agreement between the U.S. and any other jurisdiction, which (in either case) facilitates the implementation of any law or regulation referred to in paragraph (a) above; or

(c)   any agreement pursuant to the implementation of any treaty, law or regulation referred to in paragraphs (a) or (b) above with the U.S. Internal Revenue Service, the U.S. government or any governmental or taxation authority in any other jurisdiction.

FATCA Application Date means:

(a)   in relation to a "withholdable payment" described in section 1473(1)(A)(i) of the Code (which relates to payments of interest and certain other payments from sources within the U.S.), 1 July 2014;

(b)   in relation to a "withholdable payment" described in section 1473(1)(A)(ii) of the Code (which relates to "gross proceeds" from the disposition of property of a type that can produce interest from sources within the U.S.), 1 January 2019; and

(c)   in relation to a "passthru payment" described in section 1471(d)(7) of the Code not falling within paragraphs (a) or (b) above, 1 January 2019,

or, in each case, such other date from which such payment may become subject to a deduction or withholding required by FATCA as a result of any change in FATCA after the date of this Agreement.

FATCA Deduction means a deduction or withholding from a payment under a Finance Document required by FATCA.

FATCA Exempt Party means a Party that is entitled to receive payments free from any FATCA Deduction.

Fee Letters means the Agent's Fee Letter, the Upfront Fee Letter and any other letter entered into between the Parent or AGAA and a Finance Party setting out any fees referred to in this Agreement.

Final Maturity Date means the fifth anniversary of the date of this Agreement or, if that is not a Business Day, the immediately preceding Business Day.

Finance Document means this Agreement, any Fee Letter, a Novation Certificate, an Increase Confirmation or any other document designated as such by the Agent and the Parent.

Finance Party means a Mandated Lead Arranger, a Coordinator, a Bank or the Agent.

Financial Indebtedness means any indebtedness for or in respect of:

(a)   moneys borrowed and debit balances at banks;

(b)   any debenture, bond, note, loan stock or other security;

(c)   any acceptance credit;

(d)   receivables sold or discounted (otherwise than on a non-recourse basis);

(e)   the acquisition cost of any asset to the extent payable before or after the time of acquisition or possession by the party liable where the advance or deferred payment is arranged primarily as a method of raising finance or financing the acquisition of that asset;

(f)   the amount of any liability in respect of any lease entered into primarily as a method of raising finance or financing the acquisition of the asset leased which would, in accordance with IFRS, be treated as a balance sheet liability (other than any liability in respect of a lease or hire purchase contract which would, in accordance with IFRS in force as at 31 December 2017, have been treated as an operating lease);

(g)   for the purposes of Clause 20.6 (Cross-default) any currency or commodity swap or interest swap, cap or collar arrangements or any other derivative instrument;

(h)   any amount raised under any other transaction having the commercial effect of a borrowing or raising of money; or

(i)   any guarantee, indemnity or similar assurance against financial loss of any person, provided that any counter indemnity given in support of a letter of credit issued to environmental authorities in respect of potential environmental liabilities shall not be taken into account for the purposes of this definition until such time as a call is made under any such letter of credit.

Funding Rate means any rate notified to the Agent by a Bank pursuant to paragraph (a)(ii) of Clause 13.4 (Alternative basis of interest or funding).

Geita Mine means the mine located in Tanzania, held through an unincorporated joint venture between Samax Resources Limited and Geita Gold Mining Limited.

Geita Remediation means any development in relation to the Geita Mine which arises in connection with the implementation of the Tanzanian Legislation including, without limitation, any negotiation between any member of the Group and the Government of Tanzania relating to the Tanzanian Legislation, any arbitration or other proceedings relating to the Tanzanian Legislation and any reduction or cessation of business of the Geita Mine.

Group means the Parent and its Subsidiaries.

Historic Screen Rate means, in relation to any Loan, the most recent applicable Screen Rate for the currency of that Loan and for a period equal in length to the Interest Period of that Loan and which is as of a day which is no greater than three Business Days before the Rate Fixing Day.

Holding Company means, in relation to a person, an entity of which that person is a Subsidiary.

IAS means the International Financial Reporting Standards adopted by the International Accounting Standards Board, as may be amended from time to time (except as provided in Clause 19.18 (Financial covenant)).

IFRS means international accounting standards within the meaning of the IAS Regulation 1606/2002 to the extent applicable to the relevant financial statements.

Iduapriem Mine means the mine located in the Western Region of Ghana, owned by AngloGold Ashanti (Iduapriem) Limited at the date of this Agreement.

Impaired Agent means the Agent at any time when:

(a)   it has failed to make (or has notified a Party that it will not make) a payment required to be made by it under the Finance Documents by the due date for payment;

(b)   the Agent otherwise rescinds or repudiates a Finance Document;

(c) (if the Agent is also a Bank) it is a Defaulting Bank under paragraph (a) or (b) of the definition of "Defaulting Bank"; or

(d) an Insolvency Event has occurred and is continuing with respect to the Agent,

unless, in the case of paragraph (a) above:

(i) payment is made within five Business Days of its due date; or

(ii) the Agent is disputing in good faith whether it is contractually obliged to make the payment in question.

Increase Confirmation means a confirmation substantially in the form set out in Schedule 7 (Form of Increase Confirmation).

Insolvency Event in relation to a Finance Party means that the Finance Party:

(a) is dissolved (other than pursuant to a consolidation, amalgamation or merger);

(b) becomes insolvent or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due;

(c) makes a general assignment, arrangement or composition with or for the benefit of its creditors;

(d) institutes or has instituted against it, by a regulator, supervisor or any similar official with primary insolvency, rehabilitative or regulatory jurisdiction over it in the jurisdiction of its incorporation or organisation or the jurisdiction of its head or home office, a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors' rights, or a petition is presented for its winding-up or liquidation by it or such regulator, supervisor or similar official;

(e) has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors' rights, or a petition is presented for its winding-up or liquidation, and, in the case of any such proceeding or petition instituted or presented against it, such proceeding or petition is instituted or presented by a person or entity not described in paragraph (d) above and:

(i) results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding-up or liquidation; or

(ii) is not dismissed, discharged, stayed or restrained in each case within 30 days of the institution or presentation thereof;

(f) has a resolution passed for its winding-up, official management or liquidation (other than pursuant to a consolidation, amalgamation or merger);

(g) seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, compulsory manager, receiver, receiver and manager, controller (as defined in section 9 of the Australian Corporations Act 2001 (Cth)), trustee, custodian or other similar official for it or for all or substantially all its assets;

(h) has a secured party take possession of all or substantially all its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all its assets and such secured party maintains possession, or any such process is not dismissed, discharged, stayed or restrained, in each case within 30 days thereafter;

(i)   causes or is subject to any event with respect to it which, under the applicable laws of any jurisdiction, has an analogous effect to any of the events specified in paragraphs (a) to (h) above; or

(j)   takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing acts.

Interest Period means each period determined in accordance with Clause 8 (Interest Periods).

Interpolated Historic Screen Rate means, in relation to any Loan, the rate (rounded to the same number of decimal places as the two relevant Historic Screen Rates) which results from interpolating on a linear basis between:

(a)   the most recent applicable Screen Rate for the longest period (for which that Historic Screen Rate is available) which is less than the Interest Period of that Loan; and

(b)   the most recent applicable Screen Rate for the shortest period (for which that Historic Screen Rate is available) which exceeds the Interest Period of that Loan,

each for the currency of that Loan and each of which is as of a day which is no more than three Business Days before the Rate Fixing Day.

Interpolated Screen Rate means, in relation to any Loan, the rate (rounded to the same number of decimal places as the two relevant Screen Rates) which results from interpolating on a linear basis between:

(a)   the applicable Screen Rate for the longest period (for which that Screen Rate is available) which is less than the Interest Period of that Loan; and

(b)   the applicable Screen Rate for the shortest period (for which that Screen Rate is available) which exceeds the Interest Period of that Loan,

each as of the Specified Time for the currency of that Loan.

LIBOR means in relation to any Loan in U.S. Dollars:

(a)   the applicable Screen Rate as of the Specified Time for U.S. Dollars for a period comparable to the relevant Interest Period; or

(b)   as otherwise determined pursuant to Clause 13.1 (Unavailability of Screen Rate);

and if that rate is less than zero, LIBOR shall be deemed to be zero.

Loan means the principal amount of each borrowing by a Borrower under this Agreement or the principal amount outstanding of that borrowing.

Majority Banks means, subject to Clause 27.4 (Disenfranchisement of Defaulting Banks) at any time, Banks:

(a)   whose participations in the Loans then outstanding aggregate 66 2/3 per cent. or more of all the Loans then outstanding;

(b)   if there are no Loans then outstanding, whose Commitments then aggregate 66 2/3 per cent. or more of the Total Commitments; or

(c)   if there are no Loans then outstanding and the Total Commitments have been reduced to nil, whose Commitments aggregated 66 2/3 per cent. or more of the Total Commitments immediately before the reduction.

Margin means the rate per annum calculated in accordance with Clause 9.3 (Margin adjustments).

Margin Certificate means a certificate substantially in the form set out in Schedule 8 (Form of Margin Certificate).

Material Subsidiary means any Subsidiary of the Parent:

(a)   (i)   the book value of whose assets (consolidated if it itself has Subsidiaries) equals or exceeds 7.5 per cent. of the book value of the consolidated total assets of the Group taken as a whole; or

        (ii)   whose revenues (consolidated if it itself has Subsidiaries) equal or exceed 7.5 per cent. of the revenues of the Group taken as a whole; or

        (iii)   whose trading profits (consolidated if it itself has Subsidiaries) before interest and tax equal or exceed 7.5 per cent. of the trading profits before interest and tax of the Group as a whole,

        as determined by reference to the most recent accounts of the Subsidiary and the most recent audited annual consolidated accounts or unaudited semi-annual consolidated accounts of the Group;

(b)   any Subsidiary of the Parent which becomes a member of the Group after the date of the latest audited annual consolidated accounts or unaudited semi-annual consolidated accounts of the Group at the time of determination and which would fulfil any of the tests in (a)(i), (ii) or (iii) above if tested on the basis of its latest accounts (audited if prepared) (consolidated if it itself has Subsidiaries) and those latest audited accounts of the Group; or

(c)   prior to the delivery of each set of accounts pursuant to Clause 19.2 (Financial information), any Subsidiary of the Parent to which has been transferred (whether by one transaction or a series of transactions, related or not) the whole or substantially the whole of the assets of a Subsidiary which immediately prior to such transaction or any of such transactions was a Material Subsidiary.

Maturity Date means, in relation to a Loan, the last day of its Interest Period.

Member State means any member state of the European Union.

Moody's means Moody's Investor Services Limited and any successor or successors thereto.

Novation Certificate has the meaning given to it in Clause 28.3 (Procedure for novations).

Obligor means a Borrower or a Guarantor.

Obuasi Mine means the mine located in Obuasi, in the Ashanti Region of Ghana, owned by AngloGold Ashanti (Ghana) Limited at the date of this Agreement.

Obuasi Remediation means a substantial reduction in the business and operation of the Obuasi Mine, including retrenching employees.

Offshore Associate means an Associate:

(a)   which is a non-resident (as defined in section 6(1) of the Tax Act) of Australia and does not become a lender under this Agreement or receive a payment (as applicable) in carrying on a business in Australia at or through a permanent establishment of the Associate in Australia; or

(b)   which is a resident of Australia (as defined in section 6(1) of the Tax Act) and which becomes a lender under this Agreement or receives a payment (as applicable) in carrying on a business in a country outside Australia at or through a permanent establishment of the Associate in that country; and

which, in either case, does not become a lender under this Agreement in the capacity of a clearing house, custodian, funds manager or responsible entity of a registered scheme, or does not receive a payment in the capacity of a clearing house, paying agent, custodian, funds manager, or responsible entity of a registered scheme (as applicable).

Original Group Accounts means the unaudited consolidated accounts of the Group for the period ended 30 June 2018.

Participating Member State means, at any time, a member state of the European Union whose lawful currency in force at that time is the euro in accordance with the legislation of the European Union for Economic Monetary Union.

Party means a party to this Agreement.

Permitted Reorganisation means:

(a)   any Specified Corporate Restructuring: or

(b)   any amalgamation, demerger, merger, or corporate reconstruction or reorganisation on a solvent basis involving any Subsidiary or Subsidiaries of the Parent where:

(i)   all of the business, assets and shares of (or other interest in) those Subsidiaries remain within the Group and continue to be owned directly or indirectly by the Parent and, if any Subsidiary involved was an Obligor prior to the relevant reorganisation, all of the business and assets of that Subsidiary are retained by one or more Obligors after the reorganisation or, in the case of shares, cease to exist by virtue of a merger constituting or forming part of such reorganisation and where the liabilities of the surviving entity are not materially worse than the liabilities of any Subsidiary involved which was an Obligor involved prior to the relevant reorganisation; and

(ii)   the Agent has received evidence satisfactory to it (acting reasonably) that if any Subsidiary involved was an Obligor prior to the relevant reorganisation:

(A)   either the surviving entity is an Obligor and that notwithstanding such amalgamation, demerger, merger or corporate reconstruction or reorganisation on a solvent basis, the Finance Documents shall remain at all times the legal, valid, binding and enforceable obligations of that Obligor; or

(B)   the surviving entity is not an Obligor and upon such amalgamation, demerger, merger or corporate reconstruction or reorganisation on a solvent basis, the surviving entity will accede to the obligations of the original Obligor under the Finance Documents in full,

and, in each case, the surviving entity is not incorporated in a jurisdiction different from the jurisdiction of incorporation of the Subsidiaries which have amalgamated, demerged, merged or been the subject of the reorganisation or corporate reconstruction; and

(iii)   such amalgamation, demerger, merger, or corporate reconstruction or reorganisation on a solvent basis would not have a material adverse impact on the ability of the Obligors as a whole to perform their obligations under this Agreement.

Prime Bank means a bank determined by ASX Benchmarks Pty Limited (or any other person which takes over the administration of the Screen Rate for Australian Dollars) as being a Prime Bank or an acceptor or issuer of bills of exchange or negotiable certificates of deposit for the purposes of calculating that Screen Rate. If ASX Benchmarks Pty Limited or such other person ceases to make such determination, the Prime Banks shall be the Prime Banks last so appointed.

Project Finance Indebtedness means:

(a)   any indebtedness incurred in relation to any asset for the purposes of financing the whole or any part of the acquisition, creation, construction, improvement or development of such asset where the financial institution(s) to whom such indebtedness is owed has or have recourse to the applicable project borrower (where such project borrower is formed solely or principally for the purpose of the relevant project) and/or to such asset (or any derivative asset thereof) but does not or do not have recourse to any other assets of the applicable project borrower or, as the case may be, any other member of the Group or any assets owned by any member of the Group other than the relevant asset of the project borrower;

(b)   any indebtedness which would fall within paragraph (a) above but for the fact that:

(i)   part of that indebtedness is guaranteed by another member of the Group; or

(ii)   another member of the Group has agreed to make equity contributions and/or subordinated loans to repay part of that indebtedness,

but only to the extent that the indebtedness is not so guaranteed or to be repaid; and

(c)   any other indebtedness which the Agent (acting on the instructions of the Majority Banks) has agreed with the Parent should properly be regarded as Project Finance Indebtedness.

Rate Fixing Day means in relation to any period for which an interest rate is to be determined:

(a)   if the currency is U.S. Dollars, the second Business Day before the first day of an Interest Period for a Loan (or such other day as is generally treated as the rate fixing day by market practice in the London interbank market); or

(b)   if the currency is Australian Dollars, the first day of an Interest Period for a Loan.

Reference Bank Quotation means any quotation supplied to the Agent by a Reference Bank.

Reference Bank Rate means:

(a)   in relation to LIBOR, the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Agent at its request by the Reference Banks as at the rate at which the relevant Reference Bank could borrow funds in the London interbank market in U.S. Dollars and for the relevant period, were it to do so by asking for and then accepting interbank offers for deposits in reasonable market size in U.S. Dollars and for that period; and

(b)   in relation to BBSY, the sum of:

    (i)   the following rate:

        (A)   the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Agent at its request by the Reference Banks as the mid discount rate (expressed as a yield percent to maturity) observed by the relevant Reference Bank for marketable parcels of Australian Dollar denominated bank accepted bills and negotiable certificates of deposit accepted or issued by Prime Banks, and which mature on the last day of the relevant period; or

        (B)   (if there is no observable market rate for marketable parcels of Prime Bank Australian Dollar securities referred to in paragraph (A) above), the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Agent at its request by the Reference Banks as the rate which the relevant Reference Bank could borrow funds in the Australian interbank market in Australian Dollars and for the relevant period, were it to do so by asking for and then accepting interbank offers for deposits in reasonable market size in Australian Dollars and for that period; and

    (ii)   0.05 per cent per annum.

Reference Banks means, subject to Clause 28.6 (Reference Banks):

(a)   in relation to LIBOR, the principal office in London of; and

(b)   in relation to BBSY, the principal office in Sydney of,

in each case, such entities as may be appointed by the Agent from time to time with the consent of the Parent and the relevant entity being so appointed.

Repeating Representations means the representations and warranties set out in Clauses 18.2 (Status), 18.3 (Powers and authority), 18.4 (Legal validity), 18.5 (Authorisations), 18.6 (Pari passu ranking), 18.9(b) (Immunity), 18.10 (Jurisdiction/governing law), 18.11 (Non-conflict), 18.12 (No Default), 18.13 (Litigation), 18.14 (Accounts) (other than paragraphs (a) and (c)), 18.15 (Environmental issues), 18.16(b) (Environmental policy) to 18.17 (Economic Sanctions, Anti-Money Laundering and Anti-Bribery) (inclusive).

Representative means any delegate, agent, manager, administrator, nominee, attorney, trustee or custodian.

Request means a request made by the Obligors' Agent for a Loan, substantially in the form of Schedule 3 (Form of Request).

Reservations means the general principles of law in relation to matters of law only as at the date of this Agreement limiting an Obligor's obligation which are specifically referred to in any legal opinion delivered under paragraph 14 of Schedule 2 (Conditions Precedent Documents).

Resolution Authority means any body which has authority to exercise any Write-down and Conversion Powers.

Restricted Party means a person that is:

(a)   listed on, or owned or controlled by a person listed on, or, to the knowledge of the Obligors, acting on behalf of a person listed on, any Sanctions List; or

(b)   located, organised or resident in a country or territory which is the subject of Sanctions (which countries and territories as of the date of this Agreement are Cuba, Iran, North Korea, Syria and the region of Crimea).

Rollover Loan means one or more Loans made or to be made:

(a)   on the same date that a maturing Loan is due to be repaid;

(b)   the aggregate amount of which is equal to or less than the maturing Loan;

(c)   in the same currency as the maturing Loan; and

(d)   to the same Borrower for the purpose of refinancing a maturing Loan.

S&P means Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. and any successor or successors thereto.

Sanctions means the sanctions administered or enforced by:

(a)   the United States government;

(b)   the United Nations;

(c)   the European Union or its Member States, including, without limitation, the United Kingdom;

(d)   the Australian Commonwealth government;

(e)   the Canadian government; or

(f)   the respective governmental institutions and agencies of any of the foregoing, including, without limitation, the Office of Foreign Assets Control of the US Department of Treasury (**OFAC**), the United States Department of State, Her Majesty's Treasury (**HMT**), and Global Affairs Canada,

(together the **Sanctions Authorities**).

Sanctions List means the "Specially Designated Nationals and Blocked Persons" list maintained by OFAC, the Consolidated List of Financial Sanctions Targets and the Investment Ban List maintained by HMT, or any similar public list maintained by, or public announcement of Sanctions designation made by, any of the Sanctions Authorities.

Screen Rate means:

(a)   in relation to LIBOR, the London interbank offered rate administered by ICE Benchmark Administration Limited (or any other person which takes over the administration of that rate) for the relevant currency and period displayed (before any correction, recalculation or republication by the administrator) on pages LIBOR01 or LIBOR02 of the Thomson Reuters screen (or any replacement Thomson Reuters page which displays that rate); and

(b)   in relation to BBSY:

    (i)   the Australian Bank Bill Swap Reference Rate (Bid) rate administered by ASX Benchmarks Pty Limited (or any other person which takes over the administration of that rate) for the relevant period displayed (before any correction, recalculation or republication by the administrator) on the BBSY page of the Thomson Reuters screen (or any replacement Thomson Reuters page which displays that rate), and

    (ii)   if the rate described in paragraph (i) above is not available, the sum of:

        (A)   the Australian Bank Bill Swap Reference Rate administered by ASX Benchmarks Pty Limited (or any other person which takes over the administration of that rate) for the relevant period displayed on page BBSW of the Thomson Reuters Screen (or any replacement Thomson Reuters Screen page which displays that rate); and

        (B)   0.05 per cent per annum,

or, in each case, on the appropriate page of such other information service which publishes that rate from time to time in place of Thomson Reuters, and if such page or service ceases to be available, the Agent may specify another page or service displaying the relevant rate after consultation with the Obligors' Agent.

Screen Rate Replacement Event means, in relation to a Screen Rate:

(a)   the methodology, formula or other means of determining that Screen Rate has materially changed;

(b)

    (i)

        (A)   the administrator of that Screen Rate or its supervisor publicly announces that such administrator is insolvent; or

        (B)   information is published in any order, decree, notice, petition or filing, however described, of or filed with a court, tribunal, exchange, regulatory authority or similar administrative, regulatory or judicial body which reasonably confirms that the administrator of that Screen Rate is insolvent,

    provided that, in each case, at that time, there is no successor administrator to continue to provide that Screen Rate;

    (ii)   the administrator of that Screen Rate publicly announces that it has ceased or will cease, to provide that Screen Rate permanently or indefinitely and, at that time, there is no successor administrator to continue to provide that Screen Rate;

(iii)   the supervisor of the administrator of that Screen Rate publicly announces that such Screen Rate has been or will be permanently or indefinitely discontinued; or

(iv)   the administrator of that Screen Rate or its supervisor announces that that Screen Rate may no longer be used; or

(c)   the administrator of that Screen Rate determines that that Screen Rate should be calculated in accordance with its reduced submissions or other contingency or fallback policies or arrangements and either:

(i)   the circumstance(s) or event(s) leading to such determination are not (in the opinion of the Majority Banks and the Parent) temporary; or

(ii)   that Screen Rate is calculated in accordance with any such policy or arrangement for a period no less than the period opposite that Screen Rate in Schedule 10 (Screen Rate Contingency Periods); or

(d)   in the opinion of the Majority Banks and the Parent, that Screen Rate is otherwise no longer appropriate for the purposes of calculating interest under this Agreement.

Security Interest means any mortgage, pledge, lien, charge, assignment, hypothecation or security interest or any other agreement or arrangement having the effect of conferring security.

Separate Loans has the meaning given to that term in Clause 6 (Repayment).

Specified Corporate Restructuring means any of the proposed corporate restructurings described below:

(a)   the split of AngloGold South America Limited's, a wholly-owned subsidiary of the Parent, interest in Mineração Serra Grande SA (**MSG**), to be achieved by the transfer by MSG of its assets and liabilities relating to its real estate business to another entity (New Co) within the Group; and

(b)   the transfer of the Group's interest in the Iduapriem Mine to any other member of the Group (other than to AngloGold Ashanti (Ghana) Limited).

Specified Time means a day or time determined in accordance with Schedule 11 (Timetables).

Subsidiary means any company or corporation:

(a)   which is controlled, directly or indirectly, by another company or corporation; or

(b)   more than half the issued share capital of which is beneficially owned, directly or indirectly, by another company or corporation; or

(c)   which is a subsidiary of another subsidiary of another company or corporation,

and, for these purposes, a company or corporation shall be treated as being controlled by another if that other company or corporation has the right to control the composition of a majority of its board of directors or equivalent body.

Successor Parent Holding Company means a successor holding company of the Parent which directly or indirectly owns all of the shares in the Parent and, at the time it becomes the holding company of the Parent, its shares are owned by substantially the same shareholders as AGAL.

Tanzanian Legislation means each of:

(a)   the Mandatory Mining (Minimum Shareholding & Public Offering) Regulation;

(b)   the Natural Wealth and Resources Contracts (Review and Re-Negotiation of Unconscionable Terms) Act 2017;

(c)   the Natural Wealth and Resources Contracts (Permanent Sovereignty) Act 2017;

(d)   the Written Laws (Misc. Amendments) Act 2017;

or any future law or regulation introduced by the Government of Tanzania in relation thereto.

Tax Act means the Australian Income Tax Assessment Act 1936 (Cth) or the Australian Income Tax Assessment Act 1997 (Cth), as applicable.

Total Commitments means the aggregate for the time being of the Commitments, being U.S.$1,400,000,000 at the date of this Agreement.

Upfront Fee Letter means the letter dated on or about the date of this Agreement between the Agent and the Parent setting out the amount of the fees referred to in Clause 22.1 (Upfront fees).

U.S. Dollars or **U.S.$** means the lawful currency for the time being of the United States of America.

VAT means the value added tax as provided for in Council Directive 2006/112/EC and any other tax of a similar nature imposed by any jurisdiction.

Write-down and Conversion Powers means:

(a)   in relation to any Bail-In Legislation described in the EU Bail-In Legislation Schedule from time to time, the powers described as such in relation to that Bail-In Legislation in the EU Bail-In Legislation Schedule; and

(b)   in relation to any other applicable Bail-In Legislation:

(i)   any powers under that Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers; and

(ii)   any similar or analogous powers under that Bail-In Legislation.

1.2   Construction

(a)   In this Agreement, unless the contrary intention appears, a reference to:

(i)   an **amendment** includes a supplement, novation or re-enactment and **amended** is to be construed accordingly;

(ii) **assets** includes present and future properties, revenues and rights of every description;

(iii) an **authorisation** includes an authorisation, consent, approval, resolution, licence, exemption, filing, registration or notarisation;

(iv) **control** means the power to direct the management and policies of an entity, whether through the ownership of voting capital, by contract or otherwise;

(v) **know your customer requirements** means the identification checks that a Finance Party requests in order to meet its obligations under any applicable law or regulation to identify a person who is (or is to become) its customer;

(vi) a **material adverse effect** means:

   (A) a material adverse effect on the business or financial condition of the Obligors taken together or the Group as a whole; or

   (B) a material adverse effect on the ability of any Obligor (taking into account the resources available to it from the other Obligors) to perform its payment obligations under any of the Finance Documents or its obligations under Clause 19.18 (Financial covenant);

(vii) a **month** is a reference to a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:

   (A) if there is no numerically corresponding day in the month in which that period ends, that period shall end on the last Business Day in that calendar month; or

   (B) if an Interest Period commences on the last Business Day of a calendar month, that Interest Period shall end on the last Business Day in the calendar month in which it is to end;

(viii) a **person** includes any individual, company, partnership, association, government, state, agency or other entity;

(ix) a **regulation** includes any regulation, rule, official directive, request or guideline (whether or not having the force of law but if not, being of a type with which banks are accustomed to comply) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;

(x) **tax** means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same);

(xi) a **Security Interest** does not include an interest of the kind referred to in section 12(3) of the Australian Personal Property Securities Act 2009 (Cth) where the transaction concerned does not, in substance, secure payment or performance of an obligation;

(xii) a provision of law is a reference to that provision as amended or re-enacted;

(xiii)   a Clause, Subclause or a Schedule is a reference to a clause or subclause of or a schedule to this Agreement;

(xiv)   a person includes its successors and assigns;

(xv)   a Finance Document or another document is a reference to that Finance Document or other document as amended; and

(xvi)   a time of day is a reference to London time.

(b)   A Default (other than an Event of Default) is **continuing** if it has not been remedied or waived and an Event of Default is **continuing** if it has not been remedied or waived.

(c)   Unless the contrary intention appears, a term used in any other Finance Document or in any notice given under or in connection with any Finance Document has the same meaning in that Finance Document or notice as in this Agreement.

(d)   The index to and the headings in this Agreement are for convenience only and are to be ignored in construing this Agreement.

(e)

(i)   Unless expressly provided to the contrary in a Finance Document, a person who is not a party to a Finance Document may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999.

(ii)   Notwithstanding any term of any Finance Document, the consent of any third party is not required for any variation (including any release or compromise of any liability) or termination of that Finance Document.

(f)   Unless a contrary indication appears, any reference in any Finance Document to "Bank of America Merrill Lynch International Limited" is a reference to its successor in title Bank of America Merrill Lynch International Designated Activity Company (including, without limitation, its branches) pursuant to and with effect from the merger between Bank of America Merrill Lynch International Limited and Bank of America Merrill Lynch International Designated Activity Company that takes effect in accordance with Chapter II, Title II of Directive (EU) 2017/1132 (which repeals and codifies the Cross-Border Mergers Directive (2005/56/EC)), as implemented in the United Kingdom and Ireland. Notwithstanding anything to the contrary in any Finance Document, a transfer of rights and obligations from Bank of America Merrill Lynch International Limited to Bank of America Merrill Lynch International Designated Activity Company pursuant to such merger shall be permitted.

2.   FACILITY

2.1   Facility

(a)   Subject to the terms of this Agreement, the Banks agree to make Loans to the Borrowers on a revolving basis during the Commitment Period up to an aggregate principal amount not exceeding the Total Commitments.

(b)   The aggregate amount of all outstanding Loans:

(i)   shall not at any time exceed the Total Commitments and;

(ii)   in respect of Loans in Australian Dollars only, shall not at any time exceed A$500,000,000.

(c)   The aggregate amount of a Bank's participation in the Loans shall not at any time exceed its Commitment at that time.

2.2   Increase

(a)   The Obligors' Agent may by giving prior notice to the Agent by no later than the date falling 20 Business Days after the effective date of a cancellation of:

(i)   the undrawn Commitments of a Defaulting Bank in accordance with Clause 7.6 (Right of cancellation in relation to a Defaulting Bank); or

(ii)   the Commitments of a Bank in accordance with Clause 7.1 (Change of control), Clause 7.5 (Additional right of replacement or prepayment and cancellation) or Clause 15 (Illegality),

request that the Total Commitments be increased (and the Total Commitments shall be so increased) in an aggregate amount in the Base Currency up to the amount of the undrawn Commitments or Commitments so cancelled as follows:

(iii)   the increased Commitments will be assumed by one or more Banks or other banks or financial institutions (each an **Increase Bank**) selected by the Obligors' Agent (each of which shall not be a member of the Group) and each of which confirms in writing its willingness to assume and does assume all the obligations of a Bank corresponding to that part of the increased Commitments which it is to assume, as if it had been an Original Bank;

(iv)   each of the Obligors and any Increase Bank shall assume obligations towards one another and/or acquire rights against one another as the Obligors and the Increase Bank would have assumed and/or acquired had the Increase Bank been an Original Bank;

(v)   each Increase Bank shall become a Party as a Bank and any Increase Bank and each of the other Finance Parties shall assume obligations towards one another and acquire rights against one another as that Increase Bank and those Finance Parties would have assumed and/or acquired had the Increase Bank been an Original Bank;

(vi)   the Commitments of the other Banks shall continue in full force and effect; and

(vii)   any increase in the Total Commitments shall take effect on the date specified by the Obligors' Agent in the notice referred to above or any later date on which the conditions set out in paragraph (b) below are satisfied.

(b)   An increase in the Total Commitments will only be effective on:

(i)   the execution by the Agent of an Increase Confirmation from the relevant Increase Bank; and

(ii)   in relation to an Increase Bank which is not a Bank immediately prior to the relevant increase, the performance by the Agent of all necessary know your customer requirements or other similar checks in relation to the assumption of the increased

Commitments by that Increase Bank, the completion of which the Agent shall promptly notify to the Obligors' Agent and the Increase Bank.

(c)   Each Increase Bank, by executing the Increase Confirmation, confirms that the Agent has authority to execute on its behalf any amendment or waiver that has been approved by or on behalf of the requisite Bank or Banks in accordance with this Agreement on or prior to the date on which the increase becomes effective.

(d)   The Increase Bank shall, on the date upon which it assumes the increased Commitment, pay to the Agent (for its own account) the same fee of U.S.$3,000 as would be payable if it were a New Bank under Clause 28.2 (Transfers by Banks).

(e)   Paragraphs (f) to (h) (inclusive) of Clause 28.2 (Transfers by Banks) shall apply mutatis mutandis in this Clause 2.2 in relation to an Increase Bank as if references in that Clause to:

(i)   an **Existing Bank** were references to all the Banks immediately prior to the relevant increase;

(ii)   the **New Bank** were references to that **Increase Bank**; and

(iii)   a **re-transfer** were references to a **transfer**.

2.3   Nature of a Finance Party's rights and obligations

(a)   The obligations of a Finance Party under the Finance Documents are several. Failure of a Finance Party to carry out those obligations does not relieve any other Party of its obligations under the Finance Documents. No Finance Party is responsible for the obligations of any other Finance Party under the Finance Documents.

(b)   The rights of each Finance Party under or in connection with the Finance Documents are separate and independent rights and any debt arising under the Finance Documents to a Finance Party from an Obligor is a separate and independent debt in respect of which a Finance Party shall be entitled to enforce its rights in accordance with paragraph (c) below. The rights of each Finance Party include any debt owing to that Finance Party under the Finance Documents and, for the avoidance of doubt, any part of a Loan or any other amount owed by an Obligor which relates to a Finance Party's participation in the Facility or its role under a Finance Document (including any such amount payable to the Agent on its behalf) is a debt owing to that Finance Party by that Obligor.

(c)   A Finance Party may, except as specifically provided in the Finance Documents, separately enforce its rights under or in connection with the Finance Documents

2.4   Nature of a Borrower's obligations

Each Borrower shall at all times be jointly and severally liable for the obligations of itself and each other Borrower under the Finance Documents and the liability of one Borrower shall not be discharged or affected in any way by reason of the invalidity, voidability or unenforceability of the obligations of any other Borrower. Provisions applying to the joint and several nature of the obligations of each Borrower under the Finance Documents are set out in Schedule 5 (Borrowers' Obligations).

2.5   **Role of Obligors' Agent**

(a)   Each Obligor appoints the Obligors' Agent to act as agent on its behalf in connection with this Agreement.   This appointment is irrevocable unless the Obligors appoint another company as the Obligors' Agent, with the agreement of the Majority Banks.

(b)   The Obligors' Agent is authorised and instructed by each Obligor to give and receive all notices and to take all other action as may be necessary or desirable in connection with this Agreement.   This authorisation includes the ability to give consents, sign certificates and accept any proposals on behalf of each Obligor.   Each Obligor confirms that it will be bound by any action taken by and acquiescence of the Obligors' Agent in connection with this Agreement.

3.   **PURPOSE**

The Borrowers shall apply each Loan towards the refinancing of each of the Existing Facilities and after the repayment and cancellation in full of each of the Existing Facilities, for general corporate purposes of the Group.   Without affecting the obligations of any Obligor in any way, no Finance Party is bound to monitor or verify the application of any Loan.

4.   **CONDITIONS PRECEDENT**

4.1   **Documentary conditions precedent**

The Obligors' Agent may not deliver the first Request until the Agent has notified the Obligors' Agent and the Banks that it has received all of the documents set out in Schedule 2 (Conditions Precedent Documents) in form and substance satisfactory to the Agent (acting reasonably and which it will do promptly upon such receipt).

4.2   **Further conditions precedent**

The obligation of each Bank to participate in any Loan under Clause 5.3 (Advance of Loan) is subject to the further conditions precedent that on both the date of the Request and the Drawdown Date:

(a)   the Repeating Representations are correct in all material respects; and

(b)   in the case of a Rollover Loan, no Event of Default is continuing or would result from the proposed Loan and, in the case of any other Loan, no Default is continuing or would result from the making of that Loan; and

(c)   the making of the relevant Loan would not cause Clause 2.1 (Facility) to be contravened.

5.   **DRAWDOWN**

5.1   **Availability Period**

A Borrower may borrow Loans during the Commitment Period if the Agent receives, not later than the Specified Time a duly completed Request. Each Request is irrevocable.

5.2   **Completion of Requests**

A Request will not be regarded as having been duly completed unless:

(a)   it specifies the Borrower;

(b)   the Drawdown Date is a Business Day falling during the Commitment Period;

(c)   the currency specified must be the Base Currency or Australian Dollars;

(d)   the amount of the proposed Loan is:

     (i)   if the currency selected is the Base Currency, a minimum of U.S.$10,000,000 and an integral multiple of U.S.$5,000,000, or if less, the balance of the undrawn Total Commitments;

     (ii)   if the currency selected is Australian Dollars, a minimum of A$10,000,000 and an integral multiple of A$5,000,000 or if less, the balance of the undrawn Total Commitments; or

     (iii)   such other amount as the Agent may agree;

(e)   the Interest Period selected complies with Clause 8 (Interest Periods); and

(f)   the payment instructions comply with Clause 10 (Payments).

Each Request must specify one Loan only, but the Obligors' Agent may, subject to the other terms of this Agreement, deliver more than one Request on any one day. Unless otherwise agreed by the Agent, no more than 14 Loans may be outstanding at any time. Any Separate Loan shall not be taken into account in this Clause 5.2.

5.3   Advance of Loan

(a)   The Agent shall promptly notify each Bank (with a copy to the Parent) by the Specified Time of the details of the requested Loan and the amount of its participation in the Loan, and in respect of each Loan to be made in Australian Dollars, including its determination (acting in good faith) of the Base Currency Amount of each such Loan to be made in Australian Dollars, and if different, the amount of that participation to be made in accordance with Clause 10.2 (Funds).

(b)   Subject to the terms of this Agreement, each Bank shall make its participation in the Loan available to the Agent for the relevant Borrower on the relevant Drawdown Date.

(c)   The amount of each Bank's participation in the Loan will be the proportion of the Loan which its Commitment bears to the Total Commitments on the proposed Drawdown Date.

6.   REPAYMENT

(a)   Subject to paragraph (e) below, the Borrowers shall repay each Loan in full on its Maturity Date.

(b)   Subject to the terms of this Agreement, amounts so repaid may be re-borrowed.

(c)   Without prejudice to the Borrowers' obligation to repay the full amount of each Loan on its Maturity Date, if one or more Loans are made available to a Borrower:

     (i)   on the same day that a maturing Loan is due to be repaid by that Borrower;

     (ii)   in the same currency as the maturing Loan; and

     (iii)   in whole or in part for the purpose of financing the maturing Loan, then:

(A)   if the amount of the maturing Loan exceeds the aggregate amount of the new Loan(s):

I.   the relevant Borrower will only be required to pay an amount in cash in the relevant currency equal to that excess; and

II.   each Bank's share (if any) in the new Loans will be treated as having been made available and applied by the Borrower in or towards repayment of that Bank's share (if any) in the maturing Loan and that Bank will not be required to make its share in the new Loan(s) available in cash; and

(B)   if the amount of the maturing Loan is equal to or less than the aggregate amount of the new Loan(s):

I.   the relevant Borrower will not be required to make any payment in cash; and

II.   each Bank will be required to make its share in the new Loan(s) available in cash only to the extent that its share (if any) in the new Loan(s) exceeds that Bank's share (if any) in the maturing Loan and the remainder of that Bank's share in the new Loan(s) will be treated as having been made available and applied by the Borrower in or towards repayment of that Bank's share in the maturing Loan.

(d)   No Loan may be outstanding after the Final Maturity Date.

(e)   At any time when a Bank becomes a Defaulting Bank, the maturity date of each of the participations of that Bank in the Loans then outstanding will be automatically extended to the Final Maturity Date and will be treated as separate Loans (the **Separate Loans**) denominated in the currency in which the relevant participations are outstanding.

(f)   A Borrower to whom a Separate Loan is outstanding may prepay that Loan by giving five Business Days' prior notice to the Agent. The Agent will forward a copy of a prepayment notice received in accordance with this paragraph (f) to the Defaulting Bank concerned as soon as practicable on receipt.

(g)   Interest in respect of a Separate Loan will accrue for successive Interest Periods selected by the Borrower by the time and date specified by the Agent (acting reasonably) and will be payable by that Borrower to the Defaulting Bank on the last day of each Interest Period of that Loan.

(h)   The terms of this Agreement relating to Loans generally shall continue to apply to Separate Loans other than to the extent inconsistent with paragraphs (e) to (g) above, in which case those paragraphs shall prevail in respect of any Separate Loan.

7.   PREPAYMENT AND CANCELLATION

7.1   Change of control

(a)   If any person, or group of persons acting in concert, becomes, directly or indirectly, the beneficial owner of more than 50 per cent. of the issued share capital of:

(i)

(A)   prior to the date of the establishment of the first Successor Parent Holding Company or an AGAH Listing, AGAL; or

(B)   on and from the date of the establishment of the first Successor Parent Holding Company, that Successor Parent Holding Company; or

(C)   on and from the date of an AGAH Listing, the Parent,

(ii)   the Parent shall promptly notify the Agent upon becoming aware of that event;

(iii)   a Bank shall not be obliged to fund a Loan (except for a Rollover Loan); and

(iv)   if a Bank so requires and notifies the Agent within 30 days of the Parent notifying the Agent of the event, the Agent shall, by not less than ten Business Days' notice to the Parent (and only by longer than ten Business Days' notice if the relevant Bank agrees), cancel the Commitment of that Bank and declare the participation of that Bank in all outstanding Loans, together with accrued interest, and all other amounts accrued under the Finance Documents immediately due and payable, whereupon the Commitment of that Bank will be cancelled and all such outstanding amounts will become immediately due and payable.

(b)   For the purpose of paragraph (a) above, **acting in concert** means, a group of persons who, pursuant to an agreement or understanding (whether formal or informal), actively co-operate, through the acquisition directly or indirectly of shares in the Parent by any of them, either directly or indirectly, to obtain or consolidate control of the Parent.

7.2   Voluntary prepayment

A Borrower may, by the Obligors' Agent giving not less than five Business Days' prior written notice to the Agent, prepay any Loan on any Business Day in whole or in part (but, if in part, in a minimum amount that reduces the Base Currency Amount of the Loan by a minimum amount of U.S.$10,000,000 and an integral multiple of U.S.$10,000,000).

7.3   Automatic cancellation

The Commitment of each Bank shall be automatically cancelled at the close of business in London on the Final Maturity Date.

7.4   Voluntary cancellation

(a)   The Obligors' Agent may, by giving not less than five Business Days' prior written notice to the Agent, cancel the undrawn amount of the Total Commitments in whole or in part (but, if in part, in a minimum amount of U.S.$10,000,000 and an integral multiple of U.S.$5,000,000).

(b)   Any cancellation in part shall be applied against the available but undrawn Commitment of each Bank *pro rata*.

7.5   Additional right of replacement or prepayment and cancellation

(a)   If:

(i)   an Obligor is required to pay to a Bank any additional amounts under Clause 11 (Taxes); or

(ii)   an Obligor is required to pay to a Bank any amount under Clause 14 (Increased Costs); or

(iii)   interest on a Bank's participation in a Loan is being calculated in accordance with Clause 13.4 (Alternative basis of interest or funding),

then, without prejudice to the obligations of each Obligor under those Clauses, the Obligors' Agent may, whilst the relevant circumstances continue:

(A)   give a notice of prepayment and cancellation to that Bank through the Agent; or

(B)   give the Agent notice of its intention to replace that Bank in accordance with paragraph (c) below.

(b)   On the date falling five Business Days after the date on which a notice is given under paragraph (a)(A) above:

(i)   each Borrower shall prepay the relevant Bank's participation in all the Loans; and

(ii)   the Commitment of the relevant Bank shall be cancelled.

(c)   The Obligors' Agent may, in the circumstances set out in paragraph (a) above, on five Business Days' prior notice to the Agent and that Bank, replace that Bank by requiring that Bank to (and, to the extent permitted by law, that Bank shall) transfer pursuant to Clause 28 (Changes to the Parties) all (and not part only) of its rights and obligations under this Agreement to a Bank or other bank or financial institution selected by the Obligors' Agent which confirms its willingness to assume and does assume all the obligations of the transferring Bank in accordance with Clause 28 (Changes to the Parties) for a purchase price in cash or other cash payment payable at the time of the transfer equal to the outstanding principal amount of such Bank's participation in the outstanding Loans and all accrued interest (to the extent that the Agent has not given a notification under Clause 28.4 (Pro rata interest settlement), amounts payable under paragraph (a)(iii) of Clause 25.2 (Other indemnities) and other amounts payable in relation thereto under the Finance Documents.

(d)   The replacement of a Bank pursuant to paragraph (c) above shall be subject to the following conditions:

(i)   the Obligors' Agent shall have no right to replace the Agent;

(ii)   neither the Agent nor any Bank shall have any obligation to find a replacement Bank;

(iii)   in no event shall the Bank replaced under paragraph (c) above be required to pay or surrender any of the fees received by such Bank pursuant to the Finance Documents; and

(iv)   the Bank shall only be obliged to transfer its rights and obligations pursuant to paragraph (c) above once it is satisfied that it has complied with all necessary know your customer requirements in relation to that transfer.

(e)   A Bank shall perform the checks described in paragraph (d)(iv) above as soon as reasonably practicable following delivery of a notice referred to in paragraph (c) above and shall notify the Agent and the Obligors' Agent when it is satisfied that it has complied with those checks.

7.6 Right of cancellation in relation to a Defaulting Bank

(a) If any Bank becomes a Defaulting Bank, the Obligors' Agent may, at any time whilst the Bank continues to be a Defaulting Bank, give the Agent five Business Days' notice of cancellation of the undrawn Commitment of that Bank.

(b) On the notice referred to in paragraph (a) above becoming effective, the undrawn Commitment of the Defaulting Bank shall immediately be reduced to zero.

(c) The Agent shall as soon as practicable after receipt of a notice referred to in paragraph (a) above, notify all the Banks.

7.7 Miscellaneous provisions

(a) Any notice of prepayment and/or cancellation under this Agreement is irrevocable. The Agent shall notify the Banks promptly of receipt of any such notice.

(b) All prepayments under this Agreement shall be made together with accrued interest on the amount prepaid and, subject to Clause 25.2 (Other indemnities), without premium or penalty.

(c) No prepayment or cancellation is permitted except in accordance with the express terms of this Agreement.

(d) No amount of the Total Commitments cancelled under this Agreement may subsequently be reinstated.

(e) Subject to the terms of this Agreement, any amounts prepaid under Clause 7.2 (Voluntary prepayment) may be re-borrowed. No other amount prepaid under this Agreement may subsequently be re-borrowed.

8. INTEREST PERIODS

8.1 Selection

(a) Each Loan has one Interest Period only. The Obligors' Agent shall select an Interest Period for a Loan in the relevant Request.

(b) Subject to the following provisions of this Clause 8, each Interest Period will be one, three or six months or any other period agreed by the Obligors' Agent and, in the case of an Interest Period of less than one month, the Majority Banks, or, in the case of any other Interest Period, all of the Banks.

8.2 Non-Business Days

If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period shall instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

8.3 Coincidence with the Final Maturity Date

If an Interest Period would otherwise overrun the Final Maturity Date, it shall be shortened so that it ends on the Final Maturity Date.

8.4   Other adjustments

The Agent and the Obligors' Agent may enter into such other arrangements as they may agree for the adjustment of Interest Periods and/or the consolidation and/or splitting of loans.

8.5   Notification

The Agent shall notify the Obligors' Agent and the Banks of the duration of each Interest Period promptly after ascertaining its duration.

9.   INTEREST

9.1   Interest rate

The rate of interest on each Loan for its Interest Period is the rate per annum determined by the Agent to be the aggregate of the applicable:

(a)   Margin; and

(b)   LIBOR or, in relation to any Loan in Australian Dollars, BBSY.

9.2   Due dates

Except as otherwise provided in this Agreement, accrued interest on each Loan is payable by the relevant Borrower on the last day of the Interest Period for that Loan and also, if the Interest Period is longer than six months, on the dates falling at six-monthly intervals after the first day of that Interest Period.

9.3   Margin adjustments

(a)   In this Clause 9.3:

Rating Agency means Moody's or S&P or any other rating agency approved by the Obligors' Agent and the Majority Banks.

(b)   The initial Margin is 1.45 per cent. per annum.

(c)   Subject to the other provisions of this Clause 9.3, with effect from the date falling six months after the date of this Agreement, the Margin will be subsequently calculated by reference to the long term debt rating of the Parent given by the Rating Agencies and the table below:

Long-term debt rating of the Parent		Margin (per cent. per annum)
Moody's	**S&P**	
Baa1 or above	BBB+ or above	0.90
Baa2	BBB	1.05
Baa3	BBB-	1.25
Ba1	BB+	1.65
Ba2 or below	BB or below	2.15

(d)   Any change in the Margin will, subject to paragraph (h) below:

(i) apply to each Loan made, or (if outstanding) from the start of its next Interest Period following receipt by the Agent of the most recently delivered Margin Certificate; and

(ii) for the purposes of the calculating the commitment fee payable in accordance with Clause 22.3 (Commitment fee), apply two Business Days after the date on which the Agent receives a Margin Certificate in accordance with paragraph (e) below.

(e) The Obligors' Agent must notify the Agent of any change in, or withdrawal of, the long-term debt rating of the Parent by a Rating Agency by providing a Margin Certificate within two Business Days of the Parent receiving notification from that Rating Agency.

(f) If the long-term debt ratings given to the Parent by the Rating Agencies is such that a different Margin is applicable to each rating, the applicable Margin will be the average of the Margins applicable to the relevant ratings as set out in the table in paragraph (c) above.

(g) If a long-term debt rating is given to the Parent by only one Rating Agency, the Margin will be the applicable rate as set out in the table in paragraph (c) above.

(h) For so long as:

(i) the Obligors' Agent is in default of its obligations under this Agreement to notify the Agent of any change in the Parents long-term debt rating under paragraph (e) above and such notification would result in a higher Margin applying than the Margin applicable immediately before such notification;

(ii) the Parent does not have a long-term debt rating from any Rating Agency; or

(iii) an Event of Default is continuing,

the Margin will be the highest applicable rate, being 2.15 per cent. per annum.

9.4   Default interest

(a) If an Obligor fails to pay any amount payable by it under the Finance Documents when due, it shall, forthwith on demand by the Agent, pay interest on the overdue amount from the due date up to the date of actual payment, as well after as before judgment, at a rate (the **default rate**) determined by the Agent to be one per cent. per annum above the higher of:

(i) the rate on the overdue amount under Clause 9.1 (Interest rate) immediately before the due date (if of principal); and

(ii) the rate which would have been payable if the overdue amount had, during the period of non-payment, constituted a Loan in the currency of the overdue amount for such successive Interest Periods of such duration as the Agent may determine acting reasonably and in consultation with the Obligors' Agent, having regard to the likely period for which the amounts will remain overdue (each a **Designated Interest Period**).

(b) The default rate will be determined by the Agent on each Business Day or the first day of, or two Business Days before the first day of, the relevant Designated Interest Period, as appropriate.

(c)   If the Agent determines that deposits in the currency of the overdue amount are not at the relevant time being made available by the Reference Banks to leading banks in the London interbank market, the default rate will be determined by reference to the cost of funds to the Agent from whatever sources it may reasonably select.

(d)   Default interest will be compounded at the end of each Designated Interest Period.

9.5   Notification of rates of interest

The Agent shall promptly notify each relevant Party of the determination of a rate of interest under this Agreement.

10.   PAYMENTS

10.1   Place

All payments by an Obligor or a Bank under the Finance Documents shall be made to the Agent to its account at such office or bank as it may notify to that Obligor or Bank for this purpose. Notwithstanding the above, all payments to be made by the Borrowers under the Upfront Fee Letter pursuant to Clause 22 (Fees) and to the Mandated Lead Arrangers under Clause 23 (Expenses) shall be made by the Obligors' Agent direct to the Agent on behalf of the relevant parties in the manner agreed between them and the Parent.

10.2   Funds

Payments under the Finance Documents to the Agent shall be made for value on the due date at such times and in such funds as the Agent may specify to the Party concerned as being customary at the time for the settlement of transactions in the relevant currency in the place for payment.

10.3   Distribution

(a)   Each payment received by the Agent under the Finance Documents for another Party shall, subject to paragraphs (b) and (c) below, be made available by the Agent to that Party by payment (on the date and in the currency and funds of receipt) to its account with such office or bank in the principal financial centre of the country of the relevant currency as it may notify to the Agent for this purpose by not less than five Business Days' prior notice.

(b)   The Agent may apply any amount received by it for an Obligor in or towards payment (on the date and in the currency and funds of receipt) of any amount due from an Obligor under this Agreement or in or towards the purchase of any amount of any currency to be so applied.

(c)   Where a sum is to be paid to the Agent under the Finance Documents for another Party, the Agent is not obliged to pay that sum to that Party until it has established that it has actually received that sum.   The Agent may, however, assume that the sum has been paid to it in accordance with this Agreement, and, in reliance on that assumption, make available to that Party a corresponding amount.   If the sum has not been made available but the Agent has paid a corresponding amount to another Party, that Party shall forthwith on demand by the Agent refund the corresponding amount together with interest on that amount from the date of payment to the date of receipt, calculated at a rate determined by the Agent to reflect its cost of funds.

10.4 Currency

(a)   Unless a Finance Document specifies that payments under it are to be made in a different manner, the currency of each amount payable under the Finance Documents is determined under this Clause 10.4.

(b)   Interest is payable in the currency in which the relevant amount in respect of which it is payable is denominated.

(c)   Amounts payable in respect of taxes, fees, costs and expenses are payable in the currency in which they are incurred.

(d)   A repayment or prepayment of any principal amount is payable in the currency in which that principal amount is denominated on its due date.

(e)   Any other amount payable under the Finance Documents is, except as otherwise provided in this Agreement, payable in the Base Currency.

10.5 Set-off and counterclaim

All payments made by an Obligor under the Finance Documents shall be made without set-off or counterclaim.

10.6 Non-Business Days

(a)   If any amount payable under the Finance Documents is due on a day which is not a Business Day, the due date for that payment shall instead be the next Business Day.

(b)   During any extension of the due date for payment of any principal under this Agreement interest is payable on that principal at the rate payable on the original due date.

10.7 Partial payments

(a)   If the Agent receives a payment insufficient to discharge all the amounts then due and payable by the Obligors under the Finance Documents, the Agent shall apply that payment towards the obligations of the Obligors under the Finance Documents in the following order:

(i)   **first**, in or towards payment *pro rata* of any unpaid fees, costs and expenses of the Agent under the Finance Documents;

(ii)   **secondly**, in or towards payment *pro rata* of any accrued interest due but unpaid under this Agreement;

(iii)   **thirdly**, in or towards payment *pro rata* of any principal due but unpaid under this Agreement; and

(iv)   **fourthly**, in or towards payment *pro rata* of any other sum due but unpaid under the Finance Documents.

(b)   The Agent shall, if so directed by all the Banks, vary the order set out in subparagraphs (a)(ii) to (iv) above.

(c)   Paragraphs (a) and (b) above will override any appropriation made by an Obligor.

10.8 Impaired Agent

(a)   If, at any time, the Agent becomes an Impaired Agent, an Obligor or a Bank which is required to make a payment under the Finance Documents to the Agent in accordance with Clauses 10.1 (Place) and 10.2 (Funds) may instead pay that amount direct to the required recipient.

(b)   If it is not practical to pay that amount direct, the Party making the payment (the **Paying Party**) may pay that amount to an interest-bearing account held with an Acceptable Bank and in relation to which no Insolvency Event has occurred and is continuing, in the name of the Obligor or the Bank making the payment and designated as a trust account for the benefit of the Party or Parties beneficially entitled to that payment under the Finance Documents (the **Recipient Party** or **Recipient Parties**). In each case such payments must be made on the due date for payment under the Finance Documents.

(c)   All interest accrued on the amount standing to the credit of the trust account shall be for the benefit of the Recipient Parties pro rata to their respective entitlements.

(d)   A Party which has made a payment in accordance with this Clause 10.8 shall be discharged of the relevant payment obligation under the Finance Documents and shall not take any credit risk with respect to the amounts standing to the credit of the trust account.

(e)   If a Paying Party makes a payment into a trust account in accordance with paragraph (b) above, that Paying Party shall promptly notify the Recipient Parties directly. Promptly upon request by a Recipient Party, and to the extent that it has been provided with the necessary information by that Recipient Party, the Paying Party shall give the requisite instructions to the bank with whom the trust account is held to transfer the amount (together with any accrued interest) to the relevant Recipient Party in accordance with Clause 10.3 (Distribution).

(f)   Promptly upon the appointment of a successor Agent in accordance with Clause 21.15 (Replacement of the Agent), subject to paragraph (e) above, each Paying Party shall give all requisite instructions to the bank with whom the trust account is held to transfer the amount (together with any accrued interest) to the successor Agent for distribution to the Recipient Parties in accordance with Clause 10.3 (Distribution).

11.   TAXES

11.1 Gross-up

(a)   Each Obligor shall make all payments to be made by it under the Finance Documents without any Tax Deduction, unless a Tax Deduction is required by law.

(b)   An Obligor shall promptly upon becoming aware that it must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction) notify the Agent accordingly. Similarly, a Bank shall notify the Agent on becoming so aware in respect of a payment payable to that Bank. If the Agent receives such notification from a Bank it shall notify that Obligor.

(c)   If a Tax Deduction is required by law to be made by an Obligor, the amount of the payment due from that Obligor shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required.

(d)   A payment shall not be increased under paragraph (c) above by reason of a Tax Deduction on account of:

    (i)   Australian Withholding Tax in respect of any interest paid to an Offshore Associate of AGAA; or

    (ii)   Tax imposed by the United Kingdom, if on the date on which the payment falls due:

        (A)   the payment could have been made to the relevant Bank without a Tax Deduction if the Bank had been a Qualifying Bank, but on that date that Bank is not or has ceased to be a Qualifying Bank other than as a result of any change after the date it became a Bank under this Agreement in (or in the interpretation, administration, or application of) any law or Treaty or any published practice or published concession of any relevant taxing authority; or

        (B)   the relevant Bank is a Treaty Bank and the payment could have been made to the Bank without the Tax Deduction had that Bank complied with its obligations under paragraph (g) or (h) (as applicable) below.

(e)   If an Obligor is required to make a Tax Deduction, that Obligor shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law.

(f)   Within thirty days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Obligor making that Tax Deduction shall deliver to the Agent for the Finance Party entitled to the payment a statement under section 975 of the ITA (if applicable) or other evidence reasonably satisfactory to that Finance Party that the Tax Deduction has been made or (as applicable) any appropriate payment made to the relevant taxing authority.

(g)

    (i)   Subject to paragraph (ii) below, a Treaty Bank and each Obligor which makes a payment to which that Treaty Bank is entitled shall co-operate in completing any procedural formalities necessary for that Obligor to obtain authorisation to make that payment without a Tax Deduction.

    (ii)

        (A)   A Treaty Bank which is an Original Bank and that holds a passport under the HMRC DT Treaty Passport scheme, and which wishes that scheme to apply to this Agreement, shall confirm its scheme reference number and its jurisdiction of tax residence opposite its name in Schedule 1 (Banks and Commitments); and

        (B)   a Treaty Bank which is not an Original Bank and that holds a passport under the HMRC DT Treaty Passport scheme, and which wishes that scheme to apply to this Agreement, shall confirm its scheme reference number and its jurisdiction of tax residence in the documentation which it executes on becoming a Party as a Bank,

and, having done so, that Bank shall be under no obligation pursuant to paragraph (i) above.

(h)   If a Bank has confirmed its scheme reference number and its jurisdiction of tax residence in accordance with paragraph (g)(ii) above and:

(i)   a Borrower making a payment to that Bank has not made a Borrower DTTP Filing in respect of that Bank; or

(ii)   a Borrower making a payment to that Bank has made a Borrower DTTP Filing in respect of that Bank but:

(A)   that Borrower DTTP Filing has been rejected by HM Revenue & Customs; or

(B)   HM Revenue & Customs has not given the Borrower authority to make payments to that Bank without a Tax Deduction within sixty days of the date of the Borrower DTTP Filing,

and in each case, the Borrower has notified that Bank in writing, that Bank and the Borrower shall co-operate in completing any additional procedural formalities necessary for that Borrower to obtain authorisation to make that payment without a Tax Deduction.

(i)   If a Bank has not confirmed its scheme reference number and jurisdiction of tax residence in accordance with paragraph (g)(ii) above, no Obligor shall make a Borrower DTTP Filing or file any other form relating to the HMRC DT Treaty Passport scheme in respect of that Bank's Commitment(s) or its participation in any Loan unless the Bank otherwise agrees.

(j)   A Borrower shall, promptly upon making a Borrower DTTP Filing, deliver a copy of that Borrower DTTP Filing to the Agent for delivery to the relevant Bank.

11.2   Tax indemnity

Each Obligor shall:

(a)   pay when due all Taxes required by law to be deducted or withheld by it from any amounts paid or payable under the Finance Documents;

(b)   as soon as is reasonably practicable after receipt, deliver to the Agent for the relevant Bank the relevant tax receipt or a certified copy thereof (or if such receipt is not available, evidence reasonably satisfactory to that Bank) demonstrating that the required payment of taxes has been duly remitted to the appropriate taxation authority; and

(c)   except as provided in Clause 11.5 (FATCA Deduction) below, within five Business Days of demand to the Obligors' Agent indemnify each Finance Party against any loss or liability which that Finance Party incurs as a consequence of the payment or non-payment of the taxes required to be paid in accordance with sub-clause (a) above.

11.3   Tax Credits

In the event that an Obligor makes an additional payment under Clause 11.1 (Gross-up) and the Finance Party for whose benefit such payment is made determines, acting reasonably, that it has received or been granted a credit against, relief or remission for, or repayment of, any tax paid or payable by it in respect of or calculated by reference to the deduction or withholding giving rise to such additional payment or by reference to the liability to which the payment relates, that Finance Party shall, to the extent that it can do so without prejudice to the retention of the amount of the credit, relief, remission or repayment, pay to that Obligor an amount equal to such amount thereof as that Finance Party shall have concluded in its absolute discretion to be attributable to such deduction or withholding or, as the case may be, the liability, as will leave such Finance Party (after such reimbursement) in no worse position than it would have been in had the relevant deduction or withholding not been required to be made. Nothing contained in this Agreement shall interfere with the right of a Finance Party to arrange its tax affairs in whatever manner it thinks fit and, in particular, no Finance Party shall be under any obligation to make any disclosure of its tax affairs, or to claim any credit, relief, remission or repayment from or against its corporate profits or similar tax liability in respect of the amount of the deduction or withholding in priority to any other claims, reliefs, credits or deductions available to it.

11.4   FATCA Information

(a)   Subject to paragraph (c) below, each Party shall, within ten Business Days of a reasonable request by another Party:

    (i)   confirm to that other Party whether it is:

        (A)   a FATCA Exempt Party; or

        (B)   not a FATCA Exempt Party;

    (ii)   supply to that other Party such forms, documentation and other information relating to its status under FATCA as that other Party reasonably requests for the purposes of that other Party's compliance with FATCA;

    (iii)   supply to that other Party such forms, documentation and other information relating to its status as that other Party reasonably requests for the purposes of that other Party's compliance with any other law, regulation, or exchange of information regime.

(b)   If a Party confirms to another Party pursuant to paragraph (a)(i) above that it is a FATCA Exempt Party and it subsequently becomes aware that it is not or has ceased to be a FATCA Exempt Party, that Party shall notify that other Party reasonably promptly.

(c)   Paragraph (a) above shall not oblige any Finance Party to do anything, and paragraph (a)(iii) above shall not oblige any other Party to do anything, which would or might in its reasonable opinion constitute a breach of:

    (i)   any law or regulation;

    (ii)   any fiduciary duty; or

    (iii)   any duty of confidentiality.

(d)   If a Party fails to confirm whether or not it is a FATCA Exempt Party or to supply forms, documentation or other information requested in accordance with paragraph (a)(i) or (ii) above (including, for the avoidance of doubt, where paragraph (c) above applies), then such Party shall be treated for the purposes of the Finance Documents (and payments under them) as if it is not a FATCA Exempt Party until such time as the Party in question provides the requested confirmation, forms, documentation or other information.

11.5 FATCA Deduction

(a)   Each Party may make any FATCA Deduction it is required by FATCA to make, and any payment required in connection with that FATCA Deduction, and no Party shall be required to increase any payment in respect of which it makes such a FATCA Deduction or otherwise compensate the recipient of the payment for that FATCA Deduction.

(b)   Each Party shall promptly, upon becoming aware that it must make a FATCA Deduction (or that there is any change in the rate or the basis of such a FATCA Deduction) notify the Party to whom it is making the payment and, in addition, shall notify the Obligors' Agent and the Agent and the Agent shall notify the other Finance Parties.

11.6 Bank status confirmation

(a)   Each Bank which is not an Original Bank shall indicate, in the documentation which it executes on becoming a Party as a Bank, and for the benefit of the Agent without liability to any Obligor, which of the following categories it falls in:

    (i)   not a Qualifying Bank;

    (ii)   a Qualifying Bank (other than a Treaty Bank); or

    (iii)   a Treaty Bank.

(b)   If such a Bank fails to indicate its status in accordance with this Clause 11.6 then that Bank shall be treated for the purposes of this Agreement (including by each Obligor) as if it is not a Qualifying Bank until such time as it notifies the Agent which category applies (and the Agent, upon receipt of such notification, shall inform the Obligors' Agent and the relevant Borrower). For the avoidance of doubt, the documentation which a Bank executes on becoming a Party as a Bank shall not be invalidated by any failure of a Bank to comply with this Clause 11.6.

(c)   Each Bank which is an Original Bank confirms that it is a Qualifying Bank as at the date it enters into this Agreement.

11.7 Definitions

(a)   In this Agreement:

Borrower DTTP Filing means an HM Revenue & Customs' Form DTTP2 duly completed and filed by the relevant Borrower, which:

(i)   where it relates to a Treaty Bank that is an Original Bank, contains the scheme reference number and jurisdiction of tax residence stated opposite that Bank's name in Schedule 1 (Banks and Commitments), and is filed with HM Revenue & Customs within 30 days of the date of this Agreement; or

(ii)   where it relates to a Treaty Bank that is not an Original Bank, contains the scheme reference number and jurisdiction of tax residence stated in respect of that Bank in the documentation which it executes on becoming a Party as a Bank and is filed with HM Revenue & Customs within 30 days of that date.

CTA means the Corporation Tax Act 2009.

HMRC means HM Revenue & Customs.

HMRC DT Treaty Passport means a Double Taxation Treaty Passport that can be applied for under the scheme operated by HMRC.

ITA means the Income Tax Act 2007.

Qualifying Bank means:

(i)   a Bank which is beneficially entitled to interest payable to that Bank in respect of an advance under a Finance Document and is:

     (A)   a Bank;

          I.   which is a bank (as defined for the purpose of section 879 of the ITA) making an advance under a Finance Document and is within the charge to United Kingdom corporation tax as respects any payments of interest made in respect of that advance or would be within such charge as respects such payments apart from section 18A of the CTA; or

          II.   in respect of an advance made under a Finance Document by a person that was a bank (as defined for the purpose of section 879 of the ITA) at the time that that advance was made and within the charge to United Kingdom corporation tax as respects any payment of interest made in respect of that advance; or

          III.   a Treaty Bank; or

     (B)   a Bank which is a building society (as defined for the purpose of section 880 of the ITA) making an advance under a Finance Document.

Tax means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

Tax Deduction means a deduction or withholding for or on account of Tax from a payment under a Finance Document, other than a FATCA Deduction.

Treaty Bank means a Bank which:

(i)   is treated as a resident of a Treaty State for the purposes of the Treaty;

(ii)   does not carry on a business in the United Kingdom through a permanent establishment with which that Bank's participation in the Loan is effectively connected; and

(iii)   meets all other conditions in the Treaty for full exemption from United Kingdom taxation on interest which relate to the Bank (including its tax or other status, the manner in which or the period for which it holds any rights under this Agreement, the reasons or purposes for its acquisition of such rights and the nature of any arrangements by which it disposes of or otherwise turns to account such rights), except that for this purpose it shall be assumed that any necessary procedural formalities are satisfied.

Treaty State means a jurisdiction having a double taxation agreement (a **Treaty**) with the United Kingdom which makes provision for full exemption from tax imposed by the United Kingdom on interest.

(b) Unless a contrary indication appears, in this Clause 11 a reference to "determines" or "determined" means a determination made in the absolute discretion of the person making the determination.

12. PUBLIC OFFER

12.1 Coordinators' undertakings, representations and warranties

(a) Each Coordinator undertakes, represents and warrants to AGAA that on behalf of AGAA it has made invitations to become a lender under this Agreement in the form agreed with AGAA to at least ten persons, each of whom as at the date the relevant invitation is made, that Coordinator's relevant officer(s) involved in the transaction on a day-to-day basis believe carries on the business of providing finance or investing or dealing in securities in the course of operating in financial markets, for the purposes of section 128F(3A)(a)(i) of the Tax Act, and each of whom was disclosed to AGAA.

(b) At least ten of the parties to whom the Coordinators have made invitations referred to in paragraph (a) are not, as at the date the invitations are made, to the knowledge of the relevant officers of the Coordinators involved in the transaction, Associates of any of the others of those ten offerees or the Coordinators.

(c) No Coordinator has made and no Coordinator will make offers or invitations referred to in paragraph (a) to parties whom its relevant officers involved in the transaction on a day-to-day basis are aware are Offshore Associates of AGAA.

12.2 AGAA's confirmation

AGAA confirms that none of the potential invitees whose names were disclosed to it by the Coordinators before the date of this Agreement were known or suspected by it to be an Offshore Associate of AGAA or an Associate of any other such invitee.

12.3 Banks' representations and warranties

Each Bank represents and warrants to AGAA that if it received an invitation under Clause 12.1 (Coordinators' undertakings, representations and warranties), at the time it received the invitation it was carrying on the business of providing finance, or investing or dealing in securities, in the course of operating in financial markets.

12.4 Information

Each Finance Party will provide to AGAA, when reasonably requested by AGAA, any factual information in its possession or which it is reasonably able to provide to assist AGAA to demonstrate (based on tax advice received by AGAA) that the public offer test under section 128F of the Tax Act has been satisfied under this Agreement where to do so will not in the Finance Parties' reasonable opinion breach any law or regulation or any duty of confidence.

12.5 Co-operation if Section 128F requirements not satisfied

If, for any reason, the requirements of section 128F of the Tax Act have not been satisfied in relation to interest payable on Loans (except to an Offshore Associate of AGAA), then on request by the

Agent, a Coordinator or an Obligor (as applicable), each Party shall co-operate and take steps reasonably requested with a view to satisfying those requirements (except where, in a Finance Party's opinion (acting reasonably), such actions will have a materially adverse effect on its business, operations or financial condition or the management of its affairs or its return in relation to a Loan or be contrary to any applicable law) and:

(a) where a Finance Party breached Clause 12.1 (Coordinators' undertakings, representations and warranties) or Clause 12.3 (Banks' representations and warranties), at the cost of that Finance Party; or

(b) in all other cases, at the cost of AGAA.

13. MARKET DISRUPTION

13.1 Unavailability of Screen Rate

(a) *Interpolated Screen Rate*: If no Screen Rate is available for LIBOR or BBSY (as applicable) for the Interest Period of a Loan, LIBOR or BBSY shall be the Interpolated Screen Rate for a period equal in length to the Interest Period of that Loan.

(b) *Shortened Interest Period*: If no Screen Rate is available for LIBOR or BBSY (as applicable) for:

(i) the currency of a Loan; or

(ii) the Interest Period of a Loan and it is not possible to calculate the Interpolated Screen Rate,

the Interest Period of that Loan shall (if it is longer than the applicable Fallback Interest Period) be shortened to the applicable Fallback Interest Period and LIBOR or BBSY (as applicable) for that shortened Interest Period shall be determined on that basis.

(c) *Shortened Interest Period and Historic Screen Rate*: If, after giving effect to paragraph (b) above, no Screen Rate is available for LIBOR or BBSY (as applicable) for:

(i) the currency of that Loan; or

(ii) the Interest Period of a Loan and it is not possible to calculate the Interpolated Screen Rate,

the applicable LIBOR or BBSY shall be the Historic Screen Rate for that Loan and for a period equal in length to the Interest Period for that Loan.

(d) *Shortened Interest Period and Interpolated Historic Screen Rate*: If paragraph (c) above applies but no Historic Screen Rate is available for the Interest Period of the Loan, the applicable LIBOR or BBSY (as applicable) shall be the Interpolated Historic Screen Rate for that Loan for a period equal in length to the Interest Period for that Loan.

(e) *Reference Bank Rate*: If paragraph (d) above applies but it is not possible to calculate the Interpolated Historic Screen Rate, the Interest Period of that Loan shall, if it has been shortened pursuant to paragraph (b) above, revert to its previous length and the applicable LIBOR or BBSY (as applicable) shall be the Reference Bank Rate as of the Specified Time for the currency of that Loan for a period comparable to the relevant Interest Period of that Loan.

(f)   *Cost of funds*: If paragraph (e) above applies but no Reference Bank Rate is available for the relevant currency or Interest Period there shall be no LIBOR or BBSY (as applicable) for that Loan and Clause 13.4 (Alternative basis of interest or funding) shall apply to that Loan for that Interest Period.

13.2   Absence of quotations

If LIBOR or BBSY is to be determined by reference to the Reference Banks but a Reference Bank does not supply an offered rate by the Specified Time, LIBOR or BBSY shall, subject to Clause 13.3 (Market disruption), be determined on the basis of the quotations of the remaining Reference Banks.

13.3   Market disruption

If:

(a)   LIBOR or BBSY (as applicable) is to be determined by reference to the Reference Banks but no, or only one, Reference Bank supplies a rate by 11.30 a.m. on the Rate Fixing Day or the Agent (acting reasonably) otherwise determines that adequate and fair means do not exist for ascertaining LIBOR or BBSY (as applicable); or

(b)   the Agent receives notification by close of business on the Rate Fixing Day from a Bank or Banks whose participations in a Loan exceed 35 per cent. of that Loan that:

(i)   matching deposits will not be available to them in the London or Australian interbank market in the ordinary course of business to fund their participations in that Loan for the relevant Interest Period; or

(ii)   the cost to them of funding their participations in that Loan for the relevant Interest Period in the London or Australian interbank market would be in excess of LIBOR or BBSY (as applicable) for the relevant Interest Period,

the Agent shall promptly notify the Obligors' Agent and the Banks of the fact and that this Clause 13 is in operation.

13.4   Alternative basis of interest or funding

(a)   After any notification under Clause 13.3 (Market disruption), any Loan not yet drawn will be made with an Interest Period of five Business Days and the next Interest Period relating to any outstanding Loan shall be five Business Days, but the rate of interest applicable to each Bank's participation in the relevant Loan shall be the aggregate of the applicable:

(i)   Margin; and

(ii)   the cost of each Bank of funding, from whatever sources it may reasonably select, its participation in the Loan during the relevant Interest Period.

(b)   If the operation of paragraph (a) above results in three consecutive Interest Periods of five Business Days applying to the same Loan then the Obligors' Agent and the Agent shall negotiate in good faith for a period not exceeding 30 days with a view to agreeing a substitute basis for determining the rate of interest.

(c)   Any alternative basis agreed to pursuant to paragraph (b) above shall, with the prior consent of all the Banks and the Obligors' Agent, be binding on all parties.

(d) If any Bank fails to respond to a request for an amendment or waiver described in paragraphs (b) and (c) above within ten Business Days (or such longer time period in relation to any request which the Obligors' Agent and the Agent may agree) of that request being made:

(i) its Commitments shall not be included for the purpose of calculating the Total Commitments under the Facility when ascertaining whether any relevant percentage of Total Commitments has been obtained to approve that request; and

(ii) its status as a Bank shall be disregarded for the purpose of ascertaining whether the agreement of any specified group of Banks has been obtained to approve that request.

13.5 **Replacement of Screen Rate**

(a) Subject to Clause 27.2 (Exceptions), if a Screen Rate Replacement Event has occurred in relation to any Screen Rate for a currency which can be selected for a Loan, any amendment or waiver which relates to:

(i) providing for the use of a Replacement Benchmark in relation to that currency in place of (or in addition to) the affected Screen Rate; and

(ii)

(A) aligning any provision of any Finance Document to the use of that Replacement Benchmark;

(B) enabling that Replacement Benchmark to be used for the calculation of interest under this Agreement (including, without limitation, any consequential changes required to enable that Replacement Benchmark to be used for the purposes of this Agreement);

(C) implementing market conventions applicable to that Replacement Benchmark;

(D) providing for appropriate fallback (and market disruption) provisions for that Replacement Benchmark; or

(E) adjusting the pricing to reduce or eliminate, to the extent reasonably practicable, any transfer of economic value from one Party to another as a result of the application of that Replacement Benchmark (and if any adjustment or method for calculating any adjustment has been formally designated, nominated or recommended by the Relevant Nominating Body, the adjustment shall be determined on the basis of that designation, nomination or recommendation),

may be made with the consent of the Agent (acting on the instructions of the Majority Banks) and the Parent.

(b) If any Bank fails to respond to a request for an amendment or waiver described in paragraph (a) above within ten Business Days (or such longer time period in relation to any request which the Obligors' Agent and the Agent may agree) of that request being made:

(i) its Commitments shall not be included for the purpose of calculating the Total Commitments under the Facility when ascertaining whether any relevant percentage of Total Commitments has been obtained to approve that request; and

(ii) its status as a Bank shall be disregarded for the purpose of ascertaining whether the agreement of any specified group of Banks has been obtained to approve that request.

Relevant Nominating Body means any applicable central bank, regulator or other supervisory authority or a group of them, or any working group or committee sponsored or chaired by, or constituted at the request of, any of them or the Financial Stability Board.

Replacement Benchmark means a benchmark rate which is:

(a) formally designated, nominated or recommended as the replacement for a Screen Rate by:

(i) the administrator of that Screen Rate (provided that the market or economic reality that such benchmark rate measures is the same as that measured by that Screen Rate); or

(ii) any Relevant Nominating Body,

and if replacements have, at the relevant time, been formally designated, nominated or recommended under both paragraphs, the "Replacement Benchmark" will be the replacement under paragraph (ii) above;

(b) in the opinion of the Majority Banks and the Parent, generally accepted in the international or any relevant domestic syndicated loan markets as the appropriate successor to that Screen Rate; or

(c) in the opinion of the Majority Banks and the Parent, an appropriate successor to a Screen Rate.

14. INCREASED COSTS

14.1 Increased costs

(a) Subject to Clause 14.2 (Exceptions), the Borrowers shall within five Business Days of demand by a Finance Party to the Obligors' Agent pay to that Finance Party the amount of any increased cost incurred by it or any of its Affiliates as a result of:

(i) the introduction of, or any change in, or any change in the interpretation or application of, any law or regulation;

(ii) compliance with any regulation made after the date of this Agreement; or

(iii) the implementation or application of or compliance with Basel III or CRD IV or any other law or regulation which implements Basel III or CRD IV (whether such implementation, application or compliance is by a government, regulator, Finance Party or any of its Affiliates), provided that the relevant Finance Party confirms to the Agent and the Parent that it is seeking to recover such costs to a similar extent from similar borrowers with a similar rating in similar facilities (where the facilities extended to such borrowers include a right for that Finance Party to recover such costs) and such costs were not incurred prior to the date which falls 180 days before the date on which that Finance Party makes a claim under this Clause 14.1 (unless a determination of the amount incurred could only be made on or after the first of those dates),

including any law or regulation relating to taxation, change in currency of a country or reserve asset, special deposit, cash ratio, liquidity or capital adequacy requirements or any other form of banking or monetary control provided that notwithstanding anything herein to the contrary, the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection with it shall be deemed to be a "change of law", regardless of the date enacted, adopted or issued.

(b)   In this Agreement:

Basel III means:

(A)   the global regulatory framework on bank capital and liquidity contained in "Basel III: a global regulatory framework for more resilient banks and banking systems", "Basel III: International framework for liquidity risk measurement, standards and monitoring" and "Guidance for national authorities operating the countercyclical capital buffer" published by the Basel Committee in December 2010 each as amended, supplemented or restated;

(B)   the rules for global systemically important banks contained in "Global systemically important banks: assessment methodology and the additional loss absorbency requirement – Rules text" published by the Basel Committee on Banking Supervision in November 2011, as amended, supplemented or restated; and

(C)   any other documents published by the Basel Committee in relation to "Basel III".

CRD IV means (A) Regulation (EU) No 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012 and (B) Directive 2013/36/EU of the European Parliament and of the Council of 26 June 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, amending Directive 2002/87/EC and repealing Directives 2006/48/EC and 2006/49/EC.

increased cost means:

(i)   an additional cost incurred by a Finance Party or any of its Affiliates as a result of it having entered into, or performing, maintaining or funding its obligations under, any Finance Document; or

(ii)   that portion of an additional cost incurred by a Finance Party or any of its Affiliates in making, funding or maintaining all or any advances comprised in a class of advances formed by or including that Finance Party's participations in the Loans made or to be made under this Agreement as is attributable to that Finance Party making, funding or maintaining those participations; or

(iii)   a reduction in any amount payable to a Finance Party or any of its Affiliates or the effective return to a Finance Party or any of its Affiliates under this Agreement or (to the extent that it is attributable to this Agreement) on its capital; or

(iv)   the amount of any payment made by a Finance Party or any of its Affiliates, or the amount of any interest or other return foregone by a Finance Party or any of its Affiliates, calculated by reference to any amount received or receivable by that Finance Party or any of its Affiliates from any other Party under this Agreement.

14.2   Exceptions

Clause 14.1 (Increased costs) does not apply to any increased cost:

(a)   attributable to a Tax Deduction required by law to be made by an Obligor;

(b)   compensated for by Clause 11.2 (Tax indemnity);

(c)   attributable to any change in the rate of, or change in the basis of calculating, tax on the overall net income of a Bank (or the overall net income of a division or branch of the Bank) imposed in the jurisdiction in which its principal office or Facility Office is situate;

(d)   attributable to a FATCA Deduction required to be made by a Party;

(e)   incurred solely by reason of the negligence, breach or wilful default of the Finance Party concerned; or

(f)   attributable to the implementation or application of, or compliance with, the "International Convergence of Capital Measurement and Capital Standards, a Revised Framework" published by the Basel Committee on Banking Supervision in June 2004 in the form existing on the date of this Agreement (but excluding any amendment arising out of Basel III) ("**Basel II**") or any other law or regulation which implements Basel II (whether such implementation, application or compliance is by a government, regulator, Finance Party or any of its Affiliates).

14.3   Notice

Any demand made by a Finance Party shall be accompanied by written evidence in reasonable detail of the amount and basis of the demand, provided that there is no requirement to disclose details of the organisation of its affairs, or any information which is confidential.

15.   ILLEGALITY

Subject to the provisions of Clause 16 (Mitigation) if it is or becomes unlawful in any jurisdiction for a Bank to give effect to any of its obligations as contemplated by this Agreement or to fund or maintain its participation in any Loan, then:

(a)   that Bank may notify the Obligors' Agent through the Agent accordingly; and

(b)   (i)   the Borrowers shall prepay the participations of that Bank in all the Loans either forthwith or, if such longer period is permitted by the relevant law, on the Maturity Date of the relevant Loan; and

(ii)   the Commitment of that Bank shall be cancelled.

16. MITIGATION

16.1 Mitigation

If, in respect of any Bank, circumstances arise which would or would upon the giving of notice result in:

(a)   an Obligor being required to pay to or for the account of a Bank any additional amounts pursuant to Clause 11.1 (Gross-up) or 14.1 (Increased costs); or

(b)   an Obligor being obliged to prepay that Bank's participation in all the Loans and that Bank's Commitment being cancelled under Clause 15 (Illegality),

then, without in any way limiting, reducing or otherwise qualifying the obligations of an Obligor under Clauses 11 (Taxes), 14 (Increased Costs) or 15 (Illegality), such Bank shall promptly notify the relevant Obligor and that Bank shall endeavour to take such reasonable steps as may be open to it to mitigate or remove those circumstances or the effect of those circumstances, including the transfer of its Facility Office to another jurisdiction or the assignment and transfer of its rights and obligations hereunder to another bank or financial institution unless, in that Bank's opinion (acting reasonably) such actions might have an adverse effect on its business, operations or financial condition or the management of its affairs or its return in relation to a Loan or be contrary to any applicable law.

16.2 Limitation of liability

The Obligors shall indemnify each Finance Party for all costs and expenses reasonably incurred by that Finance Party as a result of steps taken by it under Clause 16.1 (Mitigation).

17. GUARANTEE

17.1 Guarantee

(a)   Each Guarantor jointly and severally and irrevocably and unconditionally:

(i)   as principal obligor guarantees to each Finance Party prompt performance by each other Obligor of all their obligations under the Finance Documents;

(ii)   undertakes with each Finance Party that whenever an Obligor (other than itself) does not pay any amount when due under or in connection with any Finance Document, it shall forthwith on demand by the Agent pay that amount as if it instead of that Obligor were expressed to be the principal obligor; and

(iii)   as an independent and primary obligation, indemnifies each Finance Party on demand against any cost, loss or liability suffered by it if any obligation guaranteed by it is or becomes unenforceable, invalid or illegal.

(b)   In no circumstances will the aggregate liability of the Guarantors to the Finance Parties under the indemnity contained in subparagraph (a)(iii) above exceed the amount it would have been but for the unenforceability, invalidity or illegality of the relevant obligation.

17.2 Continuing guarantee

This guarantee is a continuing guarantee and will extend to the ultimate balance of all sums payable by the Obligors under the Finance Documents, regardless of any intermediate payment or discharge in whole or in part.

17.3 Reinstatement

(a) Where any discharge (whether in respect of the obligations of each Obligor or any security for those obligations or otherwise) is made in whole or in part or any arrangement is made on the faith of any payment, security or other disposition which is avoided or must be restored on insolvency, liquidation, administration, winding-up, judicial management, or otherwise without limitation, the liability of the Guarantors under this Clause 17 shall continue as if the discharge or arrangement had not occurred.

(b) Each Finance Party may concede or compromise any claim that any payment, security or other disposition is liable to avoidance or restoration.

17.4 Waiver of defences

The obligations of each Guarantor under this Clause 17 will not be affected by an act, omission, matter or thing which, but for this provision, would reduce, release or prejudice any of its obligations under this Clause 17 or prejudice or diminish those obligations in whole or in part, including (whether or not known to it or any Finance Party):

(a) any time or waiver granted to, or composition with, any Obligor or any other person;

(b) any release of any person under the terms of any composition or arrangement;

(c) any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(d) the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any Obligor or any other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(e) any incapacity or lack of powers, authority or legal personality of or dissolution or change in the members or status of any Obligor or any other person;

(f) any variation (however fundamental) or replacement of a Finance Document or any other document or security so that references to that Finance Document in this Clause 17 shall include each variation or replacement;

(g) any unenforceability, illegality or invalidity of any obligation of any person under any Finance Document or any other document or security, to the intent that each Guarantor's obligations under this Clause 17 shall remain in full force and its guarantee be construed accordingly, as if there were no unenforceability, illegality or invalidity; or

(h) any postponement, discharge, reduction, non-provability or other similar circumstance affecting any obligation of any Borrower under a Finance Document resulting from any insolvency, liquidation or dissolution proceedings or from any law, regulation or order so that each such obligation shall for the purposes of each Guarantor's obligations under this Clause 17 be construed as if there were no such circumstance.

17.5 Immediate recourse

Each Guarantor waives any right it may have of first requiring any Finance Party (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from that Guarantor under this Clause 17. This waiver applies irrespective of any law or any provision of a Finance Document to the contrary.

17.6 Appropriations

Until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full, each Finance Party (or any trustee or agent on its behalf) may:

(a)   refrain from applying or enforcing any other moneys, security or rights held or received by that Finance Party (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and the Guarantors shall not be entitled to the benefit of the same; and

(b)   hold in a suspense account any moneys received from any Guarantor or on account of that Guarantor's liability under this Clause 17, bearing interest at an appropriate rate.

17.7 Non-competition

Until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full, no Guarantor shall, after a claim has been made or by virtue of any payment or performance by it under this Clause 17:

(a)   be subrogated to any rights, security or moneys held, received or receivable by any Finance Party (or any trustee or agent on its behalf) or be entitled to any right of contribution or indemnity in respect of any payment made or moneys received on account of the Guarantor's liability under this Clause 17;

(b)   claim, rank, prove or vote as a creditor of any Obligor or its estate in competition with any Finance Party (or any trustee or agent on its behalf); or

(c)   receive, claim or have the benefit of any payment, distribution or security from or on account of any Obligor, or exercise any right of set-off as against any Obligor,

unless the Agent otherwise directs. Each Guarantor shall hold in trust for and forthwith pay or transfer to the Agent for the Finance Parties any payment or distribution or benefit of security received by it contrary to this Clause 17.7 or as directed by the Agent.

17.8 Additional security

This guarantee is in addition to and is not in any way prejudiced by any other security now or subsequently held by any Finance Party.

18. REPRESENTATIONS AND WARRANTIES

18.1 Representations and warranties

Each Obligor makes the representations and warranties set out in this Clause 18, in respect of itself and its Subsidiaries only, to each Finance Party and, in the case of Clause 18.4 (Legal validity), 18.6 (Pari passu ranking), 18.9 (Immunity), 18.10 (Jurisdiction/governing law) and 18.11 (Non-conflict) only, subject to the Reservations.

18.2 Status

(a) It is:

    (i) in the case of the Parent, a company limited by shares, duly incorporated and of good standing and validly existing under the laws of the Isle of Man; and

    (ii) in the case of AGAA, a corporation duly incorporated and validly existing under the Australian Corporations Act 2001 (Cth); and

(b) the Obligors and the Material Subsidiaries have the power to own their assets and carry on their business as it is being conducted.

18.3 Powers and authority

It has the power to enter into and perform, and has taken all necessary action to authorise the entry into, performance and delivery of, the Finance Documents to which it is or will be a party and the transactions contemplated by those Finance Documents.

18.4 Legal validity

Each Finance Document to which it is or will be a party constitutes, or when executed in accordance with its terms will constitute, its legal, valid and binding obligation enforceable in accordance with its terms.

18.5 Authorisations

All authorisations required in connection with the entry into, performance, validity and enforceability of the Finance Documents and the transactions contemplated by the Finance Documents have been obtained or effected and are in full force and effect.

18.6 Pari passu ranking

Its obligations under the Finance Documents rank and will rank at least *pari passu* with all its other unsecured obligations except for obligations mandatorily preferred by law.

18.7 Taxes on payments

All amounts payable by each Obligor under the Finance Documents may be made free and clear of and without deduction for or on account of any tax.

18.8 Stamp duties

No stamp or registration duty or similar taxes or charges are payable in the Isle of Man, the United Kingdom or Australia in respect of any Finance Document.

18.9 Immunity

(a)   The execution by each Obligor of each Finance Document constitutes, and its exercise of its rights and performance of its material obligations under each Finance Document will constitute, private and commercial acts done and performed for private and commercial purposes; and

(b)   no Obligor will be entitled to claim immunity from suit, execution, attachment or other legal process in any proceedings taken in the jurisdiction of its incorporation in relation to any Finance Document.

18.10 Jurisdiction/governing law

(a)   Each Obligor's:

   (i)   irrevocable submission under Clause 38 (Jurisdiction) to the jurisdiction of the courts of England;

   (ii)   agreement that this Agreement is governed by English law; and

   (iii)   agreement not to claim any immunity to which it or its assets may be entitled,

   are legal, valid and binding under the laws of the jurisdiction of its incorporation; and

(b)   any judgment obtained in England will be recognised and be enforceable by the courts of each of the Isle of Man and Western Australia, provided that it is not of a penal nature or against public policy.

18.11 Non-conflict

The entry into and performance by it of, and the transactions contemplated by, the Finance Documents do not and will not conflict with:

(a)   any law or regulation or judicial or official order; or

(b)   its constitutional documents; or

(c)   any document which is binding upon any member of the Group or any asset of any member of the Group,

and which is material in the context of this Agreement.

18.12 No Default

(a)   No Default is continuing or would result from the making of any Loan; and

(b)   no other event is outstanding which constitutes (or with the giving of notice, lapse of time, determination of materiality or the fulfilment of any other applicable condition or any combination of the foregoing, would be likely to constitute) a default under any document which is binding on it or any of its assets to an extent or in a manner which has, or would be likely to have, a material adverse effect.

18.13 Litigation

No litigation, arbitration or administrative proceedings are current or, to its knowledge, pending or threatened, which has, or would be reasonably likely to have, a material adverse effect.

18.14 Accounts

(a) As at the date of this Agreement the audited consolidated accounts of AGAL and its Subsidiaries for the year ended 31 December 2017 delivered to the Agent pursuant to Clause 4.1 (Documentary conditions precedent):

   (i) have been prepared in accordance with IAS consistently applied; and

   (ii) fairly represent the consolidated financial condition of AGAL as at the date to which they were drawn up.

(b) The audited consolidated accounts of the Group most recently delivered to the Agent (beginning with such accounts delivered in respect of the period ending 31 December 2018):

   (i) have been prepared in accordance with IAS consistently applied; and

   (ii) fairly represent the consolidated financial condition of the Group as at the date to which they were drawn up.

(c) As at the date of this Agreement, there has been no material adverse change in the business, condition (financial or otherwise), prospects or operations of the Group since the date to which the Original Group Accounts were drawn up.

(d) In the case of the Parent, its unaudited consolidated accounts most recently delivered to the Agent (which, at the date of this Agreement, are the Original Group Accounts) have been prepared in accordance with IAS to fairly represent its financial condition as at the date to which they were drawn up (save in respect of any aspect of IAS relating to consolidation of accounts).

18.15 Environmental issues

Except to the extent it does not have, and would not be reasonably likely to have, a material adverse effect, each member of the Group is in compliance with all Environmental Laws and maintains and is in compliance with the terms and conditions of all Environmental Permits, in each case as may be necessary for the conduct of its business.

18.16 Environmental policy

(a) The Parent has documented and adopted a corporate environmental policy for the Group which requires (in accordance with its terms) compliance with all Environmental Laws in all material respects; and

(b) there is no Environmental Claim pending or to its knowledge threatened, and it is not aware of any past or present act, omission, event or circumstance that would be likely to form the basis of any Environmental Claim, which, in either case, would be likely to be adversely determined and, if so determined, would have a material adverse effect.

18.17 Economic Sanctions, Anti-Money Laundering and Anti-Bribery

(a) In this Clause 18.17:

Money Laundering Laws means all applicable anti-money laundering laws.

(b)   No Obligor or other member of the Group, nor, to the knowledge of the Obligors, any of their respective Affiliates:

  (i)   is a Restricted Party;

  (ii)   is in breach of any Sanctions;

  (iii)   to the knowledge of the Obligors after due inquiry, has conducted or is conducting any trade, business or other activities with or for the benefit of any Restricted Party; or

  (iv)   has received written notice of or is aware of any claim, action, suit, proceeding or investigation against it with respect to Sanctions by any Sanctions Authority.

(c)   The operations of each Obligor and other member of the Group are in all material respects in compliance with Money Laundering Laws, and no claim, action, suit, proceeding or investigation involving any member of the Group with respect to Money Laundering Laws is pending and, to the best of the Group's knowledge after due inquiry, threatened.

(d)   Each Obligor and each other member of the Group and, to the knowledge of the Obligors, their Affiliates have taken reasonable measures to ensure compliance with Sanctions and Money Laundering Laws.

(e)   None of the Obligors, any of their Affiliates or, to the knowledge of the Borrowers, any director, officer, employee or other person acting on behalf of the Obligors or any of their Affiliates has:

  (i)   used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity;

  (ii)   made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; or

  (iii)   made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment, in each case, in violation of any applicable laws including, but not limited to, the United States Foreign Corrupt Practices Act of 1977, and the Parent undertakes to ensure that the Obligors will not do so.

(f)   The representations made under paragraphs (b) to (e) above shall not be made to the extent that they would result in a violation of or conflict with the German Foreign Trade Regulation (*Außenwirtschaftsverordnung*), council regulation (EC) No 2271/1996 (EU Blocking Regulation) or any similar applicable anti-boycott law or regulation.

18.18   Times for making representations and warranties

(a)   The representations and warranties set out in this Clause 18 are made on the date of this Agreement.

(b)   The Repeating Representations are deemed to be repeated by each Obligor on:

  (i)   the date of each Request;

  (ii)   each Drawdown Date,

in each case with reference to the facts and circumstances then existing.

(c)   When a representation in Clause 18.12(a) (No Default) is repeated on a Request for a Rollover Loan, the reference to a Default will be construed as a reference to an Event of Default.

19.   UNDERTAKINGS

19.1   Duration

The undertakings in this Clause 19 remain in force from the date of this Agreement for so long as any amount is or may be outstanding under this Agreement or any Commitment is in force.

19.2   Financial information

The Parent shall supply to the Agent in sufficient copies for all the Banks:

(a)   beginning with the financial year ending 31 December 2018 and as soon as the same are available (and in any event within 120 days of the end of each of its financial years);

(i)   the audited consolidated accounts of the Group for that financial year; and

(ii)   the audited consolidated accounts of AGAA for that financial year; and

(b)   beginning with the financial half year ending 30 June 2019 and as soon as the same are available (and in any event within 60 days of the end of each financial half year ending 30 June):

(i)   the unaudited consolidated accounts of the Group for that financial half year; and

(ii)   the unaudited consolidated accounts for AGAA for that financial half year.

19.3   Information - miscellaneous

Each Obligor shall supply to the Agent, in each case in sufficient copies for all the Banks, if the Agent so requests:

(a)   all documents despatched by the Parent to its creditors (or any class of them) or, following the date of an AGAH Listing, to its shareholders (or any class of them), in each case, at the same time as they are despatched;

(b)   as soon as is reasonably practicable upon becoming aware of them, details of any litigation, arbitration or administrative proceedings which are current, threatened or pending, and which have, or would be reasonably likely to have, a material adverse effect;

(c)   promptly upon becoming aware of them, the details of any judgment or order of a court, arbitral body or agency, and which have, or would be reasonably likely to have, a material adverse effect; and

(d)   as soon as is reasonably practicable, such further information in the possession or control of any member of the Group as any Finance Party may reasonably request, including information regarding its financial condition and operations.

19.4   Notification of Default

The Obligors' Agent and the relevant Obligor shall notify the Agent of any Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence.

19.5   Compliance certificates

(a)   Each Obligor shall supply to the Agent:

(i)   together with its most recent accounts specified in Clause 19.2 (Financial information); and

(ii)   promptly at any other time, if the Agent (acting on the instructions of the Majority Banks (acting reasonably)) requests,

a certificate signed by a senior officer of the relevant Obligor on its behalf certifying that no Default is continuing or, if a Default is continuing, specifying the Default and the steps, if any, being taken to remedy it.

(b)   The Parent shall supply to the Agent, together with the most recent Group accounts specified in Clause 19.2 (Financial information):

(i)   at the end of each financial year, a certificate from its auditors; and

(ii)   at the end of each half-year of each financial year, a certificate signed by two of its directors,

in each case demonstrating compliance with the terms of Clause 19.18 (Financial covenant) and including an up to date list of Material Subsidiaries in relation to the relevant Group accounts, substantially in the form of Schedule 6 (Form of Compliance Certificate) (a **Compliance Certificate**).

19.6   Use of websites

(a)   Except as provided below, the Obligors' Agent may deliver any information under this Agreement to a Bank by posting it on to an electronic website if:

(i)   the Agent and the Bank agree;

(ii)   the Obligors' Agent and the Agent designate an electronic website for this purpose;

(iii)   the Obligors' Agent notifies the Agent of the address of and password for the website; and

(iv)   the information posted is in a format agreed between the Obligors' Agent and the Agent.

The Agent must supply each relevant Bank with the address of and password for the website.

(b)   Notwithstanding the above, the Obligors' Agent must supply to the Agent in paper form a copy of any information posted on the website together with sufficient copies for:

(i)   any Bank not agreeing to receive information via the website; and

(ii)   within ten Business Days of request any other Bank, if that Bank so requests.

(c)   The Obligors' Agent must, promptly upon becoming aware of its occurrence, notify the Agent if:

      (i)   the website cannot be accessed;

      (ii)   the website or any information on the website is infected by any electronic virus or similar software;

      (iii)   the password for the website is changed; or

      (iv)   any information to be supplied under this Agreement is posted on the website or amended after being posted.

If the circumstances in subparagraphs (i) or (ii) above occur, the Obligors' Agent must supply any information required under this Agreement in paper form.

19.7   Authorisations

Each Obligor shall:

(a)   promptly obtain, maintain and comply with the terms of; and

(b)   as soon as is reasonably practicable, supply certified copies to the Agent of,

any authorisation required under any law or regulation to enable it to perform its obligations under, or for the validity or enforceability of, any Finance Document.

19.8   Pari passu ranking

Each Obligor shall procure that its obligations under the Finance Documents do and will rank at least *pari passu* with all its other present and future unsecured obligations, except for obligations mandatorily preferred by law.

19.9   Negative pledge

(a)   No Obligor shall, and the Parent shall procure that no other member of the Group will, create or permit to subsist any Security Interest on any of its assets.

(b)   Paragraph (a) above does not apply to:

      (i)   any lien arising by operation of law in the ordinary course of business and securing amounts not more than 60 days overdue;

      (ii)   any Security Interest listed in Schedule 9 (Existing Security) which secures Financial Indebtedness outstanding at the date of this Agreement;

      (iii)   any Security Interest created on an undertaking or asset of a member of the Group in favour of a governmental or quasi-governmental (whether national, local or regional) or supra-governmental body in respect of the financing of that undertaking or asset at a preferential rate which secures only the payment or repayment of the financing for that undertaking or asset;

      (iv)   any Security Interest over an asset in relation to which Project Finance Indebtedness has been incurred to secure that Project Finance Indebtedness;

(v)   any Security Interest arising in relation to set-off arrangements between cash balances and bank borrowings with the same bank which arise in the ordinary course of business;

(vi)   any Security Interest existing at the time of acquisition on or over any asset acquired by a member of the Group after the date of this Agreement which was not created in contemplation of or in connection with that acquisition, provided that the principal amount secured by such Security Interest and outstanding at the time of acquisition is not subsequently increased and the Security Interest is discharged within six months;

(vii)   in the case of any company which becomes a member of the Group after the date of this Agreement, any Security Interest existing on or over its assets when it becomes a member of the Group which was not created in contemplation of or in connection with it becoming a member of the Group, provided that:

(A)   the principal amount secured by such Security Interest and outstanding when the relevant company became a member of the Group is not increased;

(B)   no amount is secured by any such Security Interest which is not secured by the relevant Security Interest when the relevant company becomes a member of the Group; and

(C)   the Security Interest is discharged within six months;

(viii) any Security Interest replacing any of the Security Interests permitted by subparagraphs (vi) and (vii) above, provided that the amount secured by any replacement Security Interest shall not exceed the amount outstanding and secured by the original Security Interest at the time of the creation of the replacement Security Interest, the value of the replacement asset over which the replacement Security Interest is created does not exceed the value of the asset over which the original Security Interest was held, the replacement Security Interest secures the same obligations as the original Security Interest and such replacement Security Interest is discharged within the original six month period specified in subparagraphs (vi) and (vii) above;

(ix)   any Security Interest in respect of any margin or collateral delivered or otherwise provided in connection with metal transactions; and

(x)   any other Security Interest or transaction that would otherwise be prohibited by Clause 19.10 (Transactions similar to security) provided that at the time that the Security Interest is created or the transaction is effected, the aggregate amount of indebtedness secured by all Security Interests permitted under subparagraph (ix) above and this subparagraph (x), and the aggregate market or book value (whichever is the higher) of the assets or receivables the subject of transactions under Clause 19.10 (Transactions similar to security) does not exceed U.S.$400,000,000.

19.10   Transactions similar to security

No Obligor shall and the Parent shall procure that no other member of the Group will, in each case except as permitted by Clause 19.9(b)(x) (Negative pledge):

(a)   sell, transfer or otherwise dispose of any of its assets on terms whereby it is or may be leased to or re-acquired or acquired by a member of the Group or any of its related entities; or

(b)   sell, transfer or otherwise dispose of any of its receivables on recourse terms, except for the discounting of bills or notes in the ordinary course of trading,

in circumstances where the transaction is entered into primarily as a method of raising finance or of financing the acquisition of an asset.

19.11   Disposals

(a)   No Obligor shall, and the Parent shall procure that no other Material Subsidiary will, either in a single transaction or in a series of transactions, whether related or not and whether voluntarily or involuntarily, sell, transfer, grant or lease or otherwise dispose of any of its assets.

(b)   Paragraph (a) above does not apply to:

(i)   disposals made in the ordinary course of business of the disposing entity on arm's length terms;

(ii)   disposals of assets in exchange for other assets comparable or superior as to type, value and quality;

(iii)   disposals constituting part of any Permitted Reorganisation;

(iv)   disposals of cash made in the ordinary course of business of the Group;

(v)   disposals to shareholders by way of distribution or dividend payment; and

(vi)   any other disposal of assets where the book value of the assets disposed of, when aggregated with all other disposals of assets by any Obligor or any Material Subsidiary made after the date of this Agreement (other than those listed in subparagraphs (i) to (iii) above), does not exceed U.S.$500,000,000.

19.12   Change of business

The Parent shall procure that no substantial change is made to the general nature or scope of the business of the Group as a whole from that carried on at the date of this Agreement.

19.13   Mergers and acquisitions

(a)   No Obligor shall enter into any amalgamation, demerger, merger or reconstruction other than a Permitted Reorganisation.

(b)

(i)   No Obligor shall, and the Parent shall procure that no other member of the Group will, acquire any assets or business or make any investment.

(ii)   Subparagraph (i) above shall not apply to:

(A)   any acquisition of assets or business or any investment made, in each case, on arm's length terms where the amount of the consideration for such assets, business or investment does not exceed the aggregate of:

I.   U.S.$750,000,000, provided that such amount is funded directly by, or out of the proceeds of, an issue of shares in the Parent; and

II. when aggregated with the aggregate amount of the consideration for all other assets or businesses acquired or investments made by any member of the Group after the date of this Agreement (other than amounts in respect of acquisitions or investments permitted under subparagraph (A)I above or subparagraphs (B), (C) and (D) below), U.S.\$1,300,000,000 (which, for the avoidance of doubt, may include, but is not limited to, amounts funded directly by, or out of the proceeds of, an issue of shares in the Parent);

provided that at any time an acquisition or investment is made pursuant to this sub-paragraph (A) where the amount of the consideration is not less than U.S.\$500,000,000 the Obligors' Agent confirms to the Agent in writing that the Parent is in compliance with Clause 19.18 (Financial covenant) and will be in compliance on a pro-forma basis for the acquisition or investment.

(B) any acquisition made in the ordinary course of business of the acquiring entity;

(C) any investment in the ordinary course of business of the Group of cash whose disposal is permitted under Clause 19.11(b)(iv) (Disposals); and

(D) any acquisition constituting part of any Permitted Reorganisation.

19.14 Insurance

Each Obligor shall, and the Parent shall procure that each other member of the Group will, in all material respects, maintain insurance with financially sound and reputable insurers with respect to its assets of an insurable nature against such risks and in such amounts as are normally maintained by persons carrying on the same or a similar class of business.

19.15 Maintenance of status

Each Obligor shall, and the Parent shall procure that each Obligor and each Material Subsidiary will:

(a) do all such things as are necessary to maintain its corporate existence; and

(b) ensure that it has the right and is duly qualified to conduct its business, in all material respects, as it is conducted in all applicable jurisdictions.

19.16 Compliance with laws

Each Obligor shall, and the Parent shall procure that each member of the Group will comply with all applicable laws and regulations of any governmental authority, whether domestic or foreign, having jurisdiction over it or any of its assets, where failure to comply with any such laws or regulations would be reasonably likely to have a material adverse effect.

19.17 Compliance with Environmental Laws

Each Obligor shall, and the Parent shall procure that each member of the Group will:

(a) comply with all Environmental Laws and maintain and comply with the terms and conditions of all Environmental Permits applicable from time to time to any of its businesses or assets or to any of its property where failure to comply would be reasonably likely to have a material adverse effect;

(b)   promptly notify the Agent of any breach of any Environmental Laws which has, or would be reasonably likely to have, a material adverse effect;

(c)   not cause, or exacerbate any condition resulting from, a release of any hazardous, toxic, harmful or dangerous chemicals, substances or wastes that would reasonably be expected to lead to a competent authority or a third party taking action or making a claim under any Environmental Laws, (including the requirement to clean up any contaminated land, or the revocation, suspension, variation or non-renewal of any Environmental Permits), which would be reasonably likely to have a material adverse effect; and

(d)   promptly upon the receipt of the same, notify the Agent of any claim, notice or other communications served on it in respect of:

(i)   any modification, suspension or revocation of any Environmental Permit applicable to it; or

(ii)   any alleged breach of any Environmental Laws,

which has, or would be reasonably likely to have, a material adverse effect.

19.18   Financial covenant

(a)   In this Clause 19.18:

Convertible Bonds means any bonds issued by a member of the Group which are convertible into shares of the Parent.

Covenant Step-Up Fee means a fee in an amount equal to 0.25 per cent. of the aggregate amount of the Loans outstanding under the Facility as at the Covenant Step-Up Start Date.

Covenant Step-Up Start Date means the date on which the Parent delivers the relevant Compliance Certificate to the Agent in respect of the Covenant Step-Up Test Date.

Covenant Step-Up Test Date has the meaning given to it in paragraph (g) of this Clause 19.18.

EBITDA means, in respect of any Measurement Period, the consolidated pre-taxation income before depreciation, amortisation and Net Interest Expense of the Group for that Measurement Period, adjusted:

(i)   to reverse entries made in order to comply with IAS 37 and IFRS 9 or their successor standards requiring the marking to market of hedging transactions undertaken in the normal course of business;

(ii)   to reverse entries made for fair value adjustments relating to the option component of the Convertible Bonds;

(iii)   to reverse entries made for the translation gains and losses on monetary items in accordance with accounting standard IAS 21 or its successor standard;

(iv)   to reverse entries made following the early delivery or early unwinding and settlement in full of hedge transactions including non-hedge derivatives that are scheduled to mature at dates later than such Measurement Period and not due to any other events; and

(v)   for exceptional items resulting from the sale or any impairment or revaluation of mining assets or the restructuring of mining operations.

IAS 21 means International Accounting Standard 21, The Effects of Changes in Foreign Exchange Rates, as issued by the IASC and adopted and revised by the IASB.

IAS 37 means International Accounting Standard 37, Provisions, Contingent Liabilities and Contingent Assets, as issued by the IASC and adopted and revised by the IASB.

IFRS 9 means International Financial Reporting Standard 9, Financial Instruments, as issued by the IASB and as revised by the IASB.

Leverage means, in relation to any Test Date, the ratio of Total Net Financial Indebtedness as at that Test Date to EBITDA for the Measurement Period ending on that Test Date.

Measurement Period means the period of 12 months up to and ending on either the last day of a financial year of the Parent or a half year of a financial year of the Parent, as applicable.

Net Interest Expense means, in respect of any Measurement Period, all interest, acceptance commission and any other continuing, regular or periodic costs and expenses in the nature of interest (whether paid, payable or capitalised and including payments made in respect of interest rate hedging arrangements which in the normal course of business will not be marked-to-market) on a consolidated basis incurred in effecting, servicing or maintaining indebtedness of any of the types set out in subparagraphs (i) to (vii) of the definition of Net Financial Indebtedness during that period, minus all interest or amounts in the nature of interest received (other than amounts from other members of the Group) during that period.

Net Financial Indebtedness means at any time the aggregate (without double counting) of the following:

(i)   the outstanding principal amount of any moneys borrowed by any company and any outstanding overdraft debit balance of such company;

(ii)   the outstanding principal amount of any debenture, bond, note, loan stock or other security of any company (including redeemable preference shares but excluding any Convertible Bonds provided that shareholder approval has been obtained for the terms and conditions of those Convertible Bonds and that the Convertible Bonds are mandatorily convertible into shares of the Parent upon maturity or any early redemption of such Convertible Bonds (for any reason including, without limitation, redemption upon a change of control or an event of default, howsoever described));

(iii)   the outstanding principal amount of any acceptance under any acceptance credit opened by a bank or other financial institution in favour of any company;

(iv)   the outstanding principal amount of all moneys owing to a company in connection with the sale or discounting of receivables (except to the extent they are on a non-recourse basis);

(v)   the outstanding principal amount of any indebtedness of any company arising from any advance or deferred payment agreements arranged primarily as a method of raising finance or financing the acquisition of an asset;

(vi)   the capitalised element of indebtedness of any company in respect of a lease entered into primarily as a method of raising finance or financing the acquisition of the asset leased (except for any lease which would be accounted for as an operational lease under the International Financial Reporting Standards in force as at 31 December 2017);

(vii)   any fixed or minimum premium payable on the repayment or redemption of any instrument referred to in subparagraph (ii) above; and

(viii)   the outstanding principal amount of any indebtedness of any person of a type referred to in subparagraphs (i) to (vii) above which is the subject of a guarantee, indemnity and/or other form of assurance against financial loss by any company, provided that any guarantee and/or counter indemnity given in support of a letter of credit issued to environmental authorities and/or other form of assurance against financial loss in respect of potential environmental liabilities shall not be taken into account for the purposes of this definition until such time as a call is made under any such letter of credit,

less the aggregate amount of all Cash and Cash Equivalent Investments.

Test Date means the last day of a financial year of the Parent or a half year of a financial year of the Parent.

Total Net Financial Indebtedness means at any time the consolidated (without double counting) Net Financial Indebtedness of all members of the Group.

(b)   All terms used in this Clause 19.18 which are not otherwise defined are to be interpreted in accordance with the International Financial Reporting Standards as at 31 December 2017.

(c)   All terms used in this Clause 19.18 are to be calculated in accordance with the accounting principles applied in the audited consolidated accounts of AGAL for the year ended 31 December 2017, except for the adoption of IFRS 15 and IFRS 9, which became effective on 1 January 2018.

(d)   If there is a dispute as to any interpretation of or computation for paragraph (a) above, the interpretation or computation of independent auditors approved by the Agent prevails.

(e)   The financial ratio specified in paragraph (f) below shall be tested as at the last day of each Measurement Period, by reference to the U.S. Dollar figures (and not figures in any other currency) and other information appearing in the relevant financial statements delivered to the Agent under Clause 19.2 (Financial information) in respect of the relevant period.

(f)   Subject to paragraph (g) below, the Parent shall ensure that Leverage as at each Test Date does not at any time exceed 3.5:1.

(g)   In relation to one Test Date only during the life of the Facility (the **Covenant Step-Up Test Date**), if Leverage as at that Test Date exceeds 3.5:1 but is less than 4.5:1 and (A) EBITDA for the Measurement Period ending on the Covenant Step-Up Test Date is less than EBITDA for the immediately preceding Measurement Period, and (B) Leverage on the Covenant Step-Up Test Date would have been 3.5:1 or less if EBITDA for the Measurement Period ending on the Covenant Step-Up Test Date had been the same as for the immediately preceding Measurement Period, then (without prejudice to any other continuing Defaults, which will remain continuing) no Default shall occur as a result of the Parent failing to comply with paragraph (f) above provided that:

(i) on and from the Covenant Step-Up Start Date, no Loan (other than a Rollover Loan) may be made to a Borrower unless and until the Parent delivers to the Agent a Compliance Certificate in relation to the next following Test Date demonstrating that Leverage as at that Test Date does not exceed 3.5:1; and

(ii) the Borrowers pay to the Agent, for the account of the Banks as at the Covenant Step-Up Start Date (pro rata to such Banks' participations in the outstanding Loans as at the Covenant Step-up Start Date), the Covenant Step-Up Fee within 5 Business Days of the Covenant Step-Up Start Date.

(h) If, at the next Test Date immediately following the Covenant Step-Up Test Date, Leverage exceeds 3.5:1, an Event of Default shall immediately occur.

19.19 Know your customer requirements

(a) If:

(i) the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Agreement;

(ii) any change in the status of an Obligor (or of a holding company of an Obligor) after the date of this Agreement; or

(iii) a proposed assignment or transfer by a Bank of any of its rights and obligations under this Agreement to a party that is not a Bank prior to such assignment or transfer,

obliges the Agent or any Bank (or in the case of subparagraph (iii) above, any prospective new Bank) to comply with know your customer requirements in circumstances where the necessary information is not already available to it, each Obligor shall promptly upon the request of the Agent or any Bank supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself or on behalf of any Bank) or any Bank (for itself or, in the case of the event described in subparagraph (iii) above, on behalf of any prospective new Bank) in order for the Agent, such Bank or, in the case of the event described in subparagraph (iii) above, any prospective new Bank to carry out and be satisfied it has complied with all necessary know your customer requirements with respect to the transactions contemplated in the Finance Documents.

(b) Each Bank must promptly on the request of the Agent supply to the Agent any documentation or other evidence which is reasonably required by the Agent to carry out and be satisfied with the results of all know your customer requirements with respect to the transactions contemplated in the Finance Documents.

19.20 Use of proceeds

(a) The Obligors shall not (and shall ensure that no other member of the Group shall), directly or indirectly, use, lend, make payments of, contribute or otherwise make available, all or part of the proceeds of any Loan for the purpose of funding or financing any trade, business or other activities:

(i) to the knowledge of the Obligors after due and careful inquiry, involving or for the benefit of any Restricted Party; or

(ii)   in any other manner that would result in any Obligor or any Bank being in breach of any applicable Sanctions.

(b)   The undertakings in paragraph (a) above shall not apply to the extent that they would result in a violation of or conflict with the German Foreign Trade Regulation (*Außenwirtschaftsverordnung*), council regulation (EC) No 2271/1996 (EU Blocking Regulation) or any similar applicable anti-boycott law or regulation.

19.21   Redomiciliation

The Parent shall not change its corporate domicile or tax residency (being the Isle of Man and the United Kingdom respectively) to any other jurisdiction, or attempt or resolve to do so, without the consent of the Majority Banks (not to be unreasonably withheld or delayed).

19.22   Obuasi Remediation

Notwithstanding any provision of this Agreement to the contrary, the Obuasi Remediation will be permitted to be carried out and will not constitute a breach of any provision of this Agreement or an Event of Default, provided that:

(a)   the Group remains in compliance with Clause 19.18 (Financial covenant); and

(b)   each member of the Group (other than AngloGold Ashanti (Ghana) Limited, to the extent arising out of or in connection with the Obuasi Remediation) remains in compliance with all other provisions of this Agreement.

19.23   Geita Remediation

Notwithstanding any provision of this Agreement to the contrary, the Geita Remediation will be permitted to be carried out and neither it nor the introduction of the Tanzanian Legislation will constitute a breach of any provision of this Agreement or constitute an Event of Default, provided that:

(a)   the Group remains in compliance with Clause 19.18 (Financial covenant); and

(b)   each member of the Group (other than Samax Resources Limited and Geita Gold Mining Limited, to the extent arising out of or in connection with the Tanzanian Legislation and/or the Geita Remediation) remains in compliance with all other provisions of this Agreement.

20.   DEFAULT

20.1   Events of Default

Each of the events set out in this Clause 20 is an Event of Default (whether or not caused by any reason whatsoever outside the control of any Obligor or any other person).

20.2   Non-payment

An Obligor does not pay on the due date any amount payable by it under the Finance Documents at the place and in the currency in which it is expressed to be payable, unless payment is made within three Business Days of the due date.

20.3   Breach of financial covenant

The Parent does not comply with Clause 19.18(f) (Financial covenant).

20.4 Breach of other obligations

An Obligor does not comply with any provision of the Finance Documents (other than those referred to in Clause 20.2 (Non-payment) and 20.3 (Breach of financial covenant)) and such failure to comply (if it is capable of remedy) is not remedied within 30 days of the earlier of the Agent giving notice and the Obligor becoming aware of non-compliance.

20.5 Misrepresentation

A representation, warranty or statement made or repeated in any Finance Document or in any Request delivered by or on behalf of any Obligor is incorrect in any material respect when made or deemed to be made or repeated by reference to the circumstances then subsisting, and if the circumstances giving rise to such misrepresentation are capable of remedy, such Obligor shall have failed to remedy such circumstances within 30 days of its being made or deemed to be made.

20.6 Cross-default

(a) Any Financial Indebtedness, other than Project Finance Indebtedness, of an Obligor or any Material Subsidiary is not paid when due originally or within any applicable grace period provided for in the relevant documentation;

(b) an event of default howsoever described occurs under any document relating to Financial Indebtedness of an Obligor or any Material Subsidiary and is not remedied or waived irrevocably within five Business Days;

(c) any Financial Indebtedness, other than Project Finance Indebtedness, of an Obligor or any Material Subsidiary becomes prematurely due and payable prior to its specified maturity (or is placed on demand) as a result of an event of default (howsoever described) under the document relating to that Financial Indebtedness;

(d) without prejudice to paragraph (c) above, any Financial Indebtedness of an Obligor or any Material Subsidiary becomes capable of being declared due and payable prior to its specified maturity and the circumstances enabling such Financial Indebtedness to be capable of being declared due and payable are not remedied or waived irrevocably within five Business Days; or

(e) without prejudice to paragraphs (c) and (d) above, any Security Interest securing Financial Indebtedness over any asset of an Obligor or any Material Subsidiary becomes enforceable, by reason of the occurrence of an event of default (howsoever described) provided that it is not remedied or waived irrevocably within five Business Days,

provided that no Event of Default shall occur under this Clause 20.6 unless the aggregate amount of all the Financial Indebtedness with respect to which an event or events under paragraphs (a) to (e) above occurs or occur is at least U.S.$70,000,000 (or its equivalent in other currencies).

20.7 Insolvency

(a) An Obligor or any Material Subsidiary is unable to pay its debts as they fall due or becomes insolvent, or admits inability to pay its debts as they fall due;

(b) an Obligor or any Material Subsidiary suspends making payments on all or any class of its debts (other than any debts due by a Group member to another Group member) or announces an intention to do so, or a moratorium is declared in respect of any of its indebtedness; or

(c) an Obligor or any Material Subsidiary, by reason of financial difficulties, begins negotiations with its creditors generally (or any class of them) with a view to the readjustment or rescheduling of any of its indebtedness.

20.8 Insolvency proceedings

(a) Any step (including petition, proposal or convening a meeting) is taken with a view:

    (i) to a composition, assignment or arrangement with any creditors of an Obligor or any Material Subsidiary; or

    (ii) to the rehabilitation, appointment of a trustee, administration, custodianship, judicial management, liquidation, provisional liquidation, winding-up or dissolution of a member of the Group or any other insolvency proceedings involving an Obligor or any Material Subsidiary,

    which step, if taken by any person other than an Obligor or a Material Subsidiary is not withdrawn or dismissed within 30 days or, if earlier, by the second Business Day before the date for hearing of the relevant petition or legal proceedings;

(b) a meeting of an Obligor or any Material Subsidiary is convened for the purpose of considering any resolution for (or to petition for) its winding-up, its administration, its dissolution, or for the appointment of a liquidator, provisional liquidator, trustee or administrator to it, or any such resolution is passed;

(c) any person presents a petition for the winding up of, administration of, dissolution of or for the appointment of a liquidator, provisional liquidator, trustee or administrator to an Obligor or any Material Subsidiary which step, if taken by any person other than an Obligor or a Material Subsidiary, is not withdrawn or dismissed within 30 days or, if earlier, by the second Business Day before the date for hearing the petition or legal proceedings; or

(d) an order for the winding-up or administration of an Obligor or any Material Subsidiary is made,

other than in respect of a solvent liquidation of a member of the Group which is not an Obligor or which is part of a Permitted Reorganisation.

20.9 Appointment of receivers and managers

(a) Any liquidator, trustee in bankruptcy, judicial custodian, judicial manager, compulsory manager, receiver, receiver-manager, administrative receiver, administrator, or the like is appointed in respect of an Obligor or any Material Subsidiary or any material part of its assets; or

(b) the directors of an Obligor or any Material Subsidiary requests the appointment of a liquidator, trustee in bankruptcy, judicial custodian, judicial manager, compulsory manager, receiver, receiver-manager, administrative receiver, administrator, controller (as defined in section 9 of the Australian Corporations Act 2001 (Cth)), or the like,

other than in respect of a solvent liquidation of a member of the Group which is not an Obligor or which is part of a Permitted Reorganisation.

20.10 Creditors' process

Any attachment, sequestration, distress, execution or legal process affects the whole or any substantial part of the property, undertaking or assets of an Obligor or any Material Subsidiary and is not discharged within 30 days.

20.11 Analogous proceedings

There occurs, in relation to an Obligor or any Material Subsidiary, any event anywhere which, in the reasonable opinion of the Majority Banks, corresponds with any of those mentioned in Clauses 20.7 (Insolvency) to 20.10 (Creditors' process) (inclusive).

20.12 Cessation of business

An Obligor or any Material Subsidiary ceases, or threatens to cease, to carry on all or a substantial part of its business, other than in accordance with a disposal permitted under Clause 19.11 (Disposals).

20.13 Unlawfulness

It is or becomes unlawful for an Obligor to perform any of its payment or other material obligations under the Finance Documents.

20.14 Guarantee

The guarantee of any of the Guarantors is not effective or is alleged by an Obligor to be ineffective for any reason.

20.15 Ownership of the Borrowers

AGAA or, prior to the date of an AGAH Listing, the Parent, ceases to be a wholly-owned Subsidiary of:

(a)   prior to the date of the establishment of the first Successor Parent Holding Company, AGAL; or

(b)   on and from the date of the establishment of the first Successor Parent Holding Company, that Successor Parent Holding Company.

20.16 Official Consents

Any authorisation, approval or consent required in connection with the entry into, performance, validity and enforceability of, and the transactions contemplated by, the Finance Documents is revoked where such revocation would be reasonably likely to have a material adverse effect.

20.17 Repudiation

An Obligor repudiates a Finance Document or evidences an intention to repudiate a Finance Document.

20.18 Material adverse change

In the opinion of the Majority Banks (acting reasonably) a material adverse change occurs:

(a)   in the business or financial condition of the Obligors taken together or the Group as a whole; or

(b)   in the ability of any Obligor (taking into account the resources available to it from the other Obligors) to perform its payment obligations under any of the Finance Documents or its obligations under Clause 19.18(f) (Financial covenant).

20.19   Acceleration

On and at any time after the occurrence of an Event of Default which is continuing the Agent may, and shall if so directed by the Majority Banks, by notice to the Obligors' Agent:

(a)   cancel the Total Commitments;

(b)   demand that all or part of the Loans, together with accrued interest and all other amounts accrued under the Finance Documents be immediately due and payable, whereupon they shall become immediately due and payable; and/or

(c)   demand that all or part of the Loans be payable on demand, whereupon they shall immediately become payable on demand by the Agent acting on the instructions of the Majority Banks.

21.   THE AGENT AND THE MANDATED LEAD ARRANGERS

21.1   Appointment and duties of the Agent

(a)   Each Finance Party (other than the Agent) irrevocably appoints the Agent to act as its agent under and in connection with the Finance Documents.

(b)   Each Party appointing the Agent irrevocably authorises the Agent on its behalf to:

   (i)   perform the duties and to exercise the rights, powers and discretions that are specifically delegated to it under or in connection with the Finance Documents, together with any other incidental rights, powers and discretions; and

   (ii)   execute each Finance Document expressed to be executed by the Agent on that Party's behalf.

(c)   The Agent has only those duties which are expressly specified in this Agreement. Those duties are solely of a mechanical and administrative nature.

21.2   Role of the Mandated Lead Arrangers

Except as specifically provided in this Agreement, no Mandated Lead Arranger has obligations of any kind to any other Party under or in connection with any Finance Document.

21.3   Relationship

The relationship between the Agent and the other Finance Parties is that of agent and principal only. Nothing in this Agreement constitutes the Agent as trustee or fiduciary for any other Party or any other person and the Agent need not hold in trust any moneys paid to it for a Party or be liable to account for interest on those moneys.

21.4 **Majority Banks' instructions**

(a)   The Agent will be fully protected if it acts in accordance with the instructions of the Majority Banks in connection with the exercise of any right, power or discretion or any matter not expressly provided for in the Finance Documents. Any such instructions given by the Majority Banks will be binding on all the Banks. In the absence of such instructions, the Agent may act as it considers to be in the best interests of all the Banks.

(b)   The Agent is not authorised to act on behalf of a Bank (without first obtaining that Bank's consent) in any legal or arbitration proceedings relating to any Finance Document.

21.5 **Delegation**

The Agent may act under the Finance Documents through its personnel and agents.

21.6 **Responsibility for documentation**

Neither the Agent nor any Mandated Lead Arranger is responsible to any other Party for:

(a)   the execution, genuineness, validity, enforceability or sufficiency of any Finance Document or any other document;

(b)   the collectability of amounts payable under any Finance Document; or

(c)   the accuracy of any statements (whether written or oral) made in or in connection with any Finance Document.

21.7 **Default**

(a)   The Agent is not obliged to monitor or enquire as to whether or not a Default has occurred. The Agent will not be deemed to have knowledge of the occurrence of a Default. However, if the Agent receives notice from a Party referring to this Agreement, describing the Default and stating that the event is a Default or if it has actual knowledge of a Default, it shall promptly notify the Banks.

(b)   The Agent may require the receipt of security satisfactory to it, whether by way of payment in advance or otherwise, against any liability or loss which it will or may incur in taking any proceedings or action arising out of or in connection with any Finance Document before it commences those proceedings or takes that action.

21.8 **Exoneration**

(a)   Without limiting paragraph (b) below, the Agent will not be liable to any other Party for any action taken or not taken by it under or in connection with any Finance Document, unless directly caused by its gross negligence or wilful misconduct.

(b)   No Party may take any proceedings against any officer, employee or agent of the Agent in respect of any claim it might have against the Agent or in respect of any act or omission of any kind (including gross negligence or wilful misconduct) by that officer, employee or agent in relation to any Finance Document.

21.9   Reliance

The Agent may:

(a)   rely on any notice, representation or document believed by it to be genuine and correct and to have been signed by, or with the authority of, the proper person;

(b)   rely on any statement made by a director, authorised signatory or employee of any person regarding any matters which may reasonably be assumed to be within his knowledge or within his power to verify; and

(c)   engage, pay for and rely on legal or other professional advisers selected by it (including those in the Agent's employment and those representing a Party other than the Agent).

21.10   Credit approval and appraisal

Without affecting the responsibility of each Obligor for information supplied by it or on its behalf in connection with any Finance Document, each Bank confirms that it:

(a)   has made its own independent investigation and assessment of the financial condition and affairs of each Obligor and its related entities in connection with its participation in this Agreement and has not relied exclusively on any information provided to it by the Agent or any Mandated Lead Arranger in connection with any Finance Document; and

(b)   will continue to make its own independent appraisal of the creditworthiness of each Obligor and its related entities while any amount is or may be outstanding under the Finance Documents or any Commitment is in force.

21.11   Information

(a)   The Agent shall promptly forward to the person concerned the original or a copy of any document which is delivered to the Agent by a Party for that person.

(b)   The Agent shall promptly supply a Bank with a copy of each document received by the Agent under Clause 4 (Conditions Precedent), upon the request and at the expense of that Bank.

(c)   Except where this Agreement specifically provides otherwise, the Agent is not obliged to review or check the accuracy or completeness of any document it forwards to another Party.

(d)   Except as provided above, the Agent has no duty:

(i)   either initially or on a continuing basis to provide any Bank with any credit or other information concerning the financial condition or affairs of any Obligor or of its related entities, whether coming into its possession before, on or after the date of this Agreement; or

(ii)   unless specifically requested to do so by a Bank in accordance with a Finance Document, to request any certificates or other documents from any Obligor.

21.12   The Agent and the Mandated Lead Arrangers individually

(a)   If it is also a Bank, each of the Agent and each Mandated Lead Arranger has the same rights and powers under this Agreement as any other Bank and may exercise those rights and powers as though it were not the Agent or a Mandated Lead Arranger.

(b) Each of the Agent and each Mandated Lead Arranger may:

    (i) carry on any business with an Obligor or its related entities;

    (ii) act as agent or trustee for, or in relation to any financing involving, an Obligor or its related entities; and

    (iii) retain any profits or remuneration in connection with its activities under this Agreement or in relation to any of the foregoing.

(c) In acting as the Agent, the agency division of the Agent will be treated as a separate entity from its other divisions and departments. Any information acquired by the Agent which, in its opinion, is acquired by it otherwise than in its capacity as the Agent may be treated as confidential by the Agent and will not be deemed to be information possessed by the Agent in its capacity as such.

(d) Each Obligor irrevocably authorises the Agent to disclose to the other Finance Parties any information which is received by it in its capacity as the Agent.

(e) The Agent may deduct from any amount received by it for the Banks *pro rata* any unpaid fees, costs and expenses of the Agent incurred by it in connection with the Finance Documents.

21.13 Indemnities

(a) Without limiting the liability of each Obligor under the Finance Documents, each Bank shall within three Business Days from written demand indemnify the Agent for that Bank's proportion of any liability or loss incurred by the Agent in any way relating to or arising out of its acting as the Agent, except to the extent that the liability or loss arises directly from the Agent's gross negligence or wilful misconduct.

(b) A Bank's proportion of the liability or loss set out in paragraph (a) above will be the proportion which its participation in the Loans (if any) bears to all the Loans on the date of the demand. However, if there are no Loans outstanding on the date of demand, then the proportion will be the proportion which its Commitment bears to the Total Commitments at the date of demand or, if the Total Commitments have then been cancelled, bore to the Total Commitments immediately before being cancelled.

21.14 Compliance

(a) The Agent may refrain from doing anything which might, in its opinion, constitute a breach of any law or regulation or be otherwise actionable at the suit of any person, and may do anything which, in its opinion, is necessary or desirable to comply with any law or regulation of any jurisdiction.

(b) Without prejudice to the generality of paragraph (a) above, the Agent may disclose the identity of a Defaulting Bank to the other Finance Parties and the Obligors' Agent and shall promptly disclose the same upon the written request of the Obligors' Agent or the Majority Banks.

(c) Without limiting paragraph (a) above, the Agent need not disclose any information relating to any Obligor or any of its related entities if the disclosure might, in the opinion of the Agent, constitute a breach of any law or regulation or any duty of secrecy or confidentiality or be otherwise actionable at the suit of any person. The Obligors will not impose any duty of secrecy or confidentiality on the Agent (with respect to the Banks) in relation to information provided to the Agent in its capacity as such.

21.15 Replacement of the Agent

(a)   Notwithstanding its irrevocable appointment and after consultation with the Parent, the Majority Banks may, by giving 30 days' notice to the Agent (or, at any time the Agent is an Impaired Agent, by giving any shorter notice determined by the Majority Banks) replace the Agent by appointing a successor Agent.

(b)   The retiring Agent shall (at its own cost if it is an Impaired Agent and otherwise at the expense of the Banks) make available to the successor Agent such documents and records and provide such assistance as the successor Agent may reasonably request for the purposes of performing its functions as Agent under the Finance Documents.

(c)   The appointment of the successor Agent shall take effect on the date specified in the notice from the Majority Banks to the retiring Agent. As from this date, the retiring Agent shall be discharged from any further obligation in respect of the Finance Documents but shall remain entitled to the benefit of this Clause 21 (and any agency fees for the account of the retiring Agent shall cease to accrue from (and shall be payable on) that date).

(d)   Any successor Agent and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

21.16 Resignation of the Agent

(a)   Notwithstanding its irrevocable appointment, the Agent may resign by giving notice to the Banks and the Obligors' Agent, in which case the Agent may forthwith appoint one of its Affiliates as successor Agent or, failing that, the Majority Banks may, after consultation with the Obligors' Agent, appoint any institution which was a Mandated Lead Arranger as at the date of this Agreement as successor Agent.

(b)   If the appointment of a successor Agent is to be made by the Majority Banks but they have not, within 30 days after notice of resignation, appointed a successor Agent which accepts the appointment, the Agent may appoint a successor Agent.

(c)   The resignation of the Agent and the appointment of any successor Agent will both become effective only upon the successor Agent notifying all the Parties that it accepts its appointment. On giving the notification, the successor Agent will succeed to the position of the Agent and the term **Agent** will mean the successor Agent.

(d)   The retiring Agent shall, at its own cost, make available to the successor Agent such documents and records and provide such assistance as the successor Agent may reasonably request for the purposes of performing its functions as the Agent under this Agreement.

(e)   Upon its resignation becoming effective, this Clause 21 shall continue to benefit the retiring Agent in respect of any action taken or not taken by it under or in connection with the Finance Documents while it was the Agent, and, subject to paragraph (d) above, it shall have no further obligations under any Finance Document.

(f)   The Majority Banks may, by notice to the Agent, require it to resign in accordance with paragraph (a) above. In this event, the Agent shall resign in accordance with paragraph (a) above but it shall not be entitled to appoint one of its Affiliates as successor Agent.

(g)   The Agent shall resign in accordance with paragraph (a) above (and, to the extent applicable, shall use reasonable endeavours to appoint a successor Agent pursuant to paragraph (b) above) if on or after the date which is three months before the earliest FATCA Application Date relating to any payment to the Agent under the Finance Documents, either:

(i)   the Agent fails to respond to a request under Clause 11.4 (FATCA Information) and the Obligors' Agent or a Bank reasonably believes that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date;

(ii)   the information supplied by the Agent pursuant to Clause 11.4 (FATCA Information) indicates that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date; or

(iii)   the Agent notifies the Obligors' Agent and the Banks that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date,

and (in each case) the Obligors' Agent or a Bank reasonably believes that a Party will be required to make a FATCA Deduction that would not be required if the Agent were a FATCA Exempt Party, and the Obligors' Agent or that Bank, by notice to the Agent, requires it to resign.

21.17   Confidentiality

(a)   In acting as agent for the Finance Parties, the Agent shall be regarded as acting through its agency division which shall be treated as a separate entity from any other of its divisions or departments.

(b)   If information is received by another division or department of the Agent, it may be treated as confidential to that division or department and the Agent shall not be deemed to have notice of it.

21.18   Banks

(a)   The Agent may treat each Bank as a Bank, entitled to payments under this Agreement and as acting through its Facility Office(s) until it has received not less than five Business Days' prior notice from that Bank to the contrary.

(b)   The Agent may at any time, and shall if requested to do so by the Majority Banks, convene a meeting of the Banks.

21.19   Extraordinary management time and resources

The Borrowers shall forthwith on demand pay the Agent for the reasonable cost of utilising its management time or other resources in connection with:

(a)   any amendment, waiver, consent or suspension of rights (or any proposal for any of the foregoing) requested by or on behalf of a Borrower or the Obligors' Agent and relating to a Finance Document or a document referred to in any Finance Document;

(b)   the occurrence of a Default; or

(c)   the proper enforcement of, or the preservation of any rights under, any Finance Document.

Any amount payable to the Agent under this Clause will be calculated on the basis of such reasonable daily or hourly rates as the Agent may notify to the Obligors' Agent, and is in addition to any fee paid or payable to the Agent under Clause 22 (Fees).

21.20   **Role of Reference Banks**

(a)   No Reference Bank is under any obligation to provide a quotation or any other information to the Agent.

(b)   No Reference Bank will be liable for any action taken by it under or in connection with any Finance Document, or for any Reference Bank Quotation, unless directly caused by its gross negligence or wilful misconduct.

(c)   No Party (other than the relevant Reference Bank) may take any proceedings against any officer, employee or agent of any Reference Bank in respect of any claim it might have against that Reference Bank or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document, or to any Reference Bank Quotation, and any officer, employee or agent of each Reference Bank may rely on this Clause 21.20 subject to the provisions of the Contracts (Rights of Third Parties) Act 1999.

21.21   **Know your customer**

(a)   Nothing in this Agreement shall oblige the Agent or a Mandated Lead Arranger to satisfy any know your customer requirements in relation to the identity of any person on behalf of any Finance Party.

(b)   Each Finance Party confirms to the Agent and each Mandated Lead Arranger that it is solely responsible for any know your customer requirements it is required to carry out and that it may not rely on any statement in relation to those requirements made by any other person.

22.   **FEES**

22.1   **Upfront fees**

The Borrowers shall pay to the Agent, on the earlier of the first Drawdown Date and 15 Business Days from the date of this Agreement, the upfront fees in the amounts agreed in the Upfront Fee Letter.   These fees shall be distributed by the Agent among the Banks in accordance with the arrangements agreed by them with the Agent prior to the date of this Agreement.

22.2   **Agent's fee**

The Borrowers shall pay to the Agent for its own account an agency fee in the amount agreed in the Agent's Fee Letter. The agency fee is payable annually in advance. The first payment of this fee is payable within five Business Days of the date of this Agreement and each subsequent payment is payable on each anniversary of the date of this Agreement for so long as any amount is or may be outstanding under this Agreement or any Commitment is in force.

22.3   **Commitment fee**

(a)   Subject to paragraph (c) below, the Borrowers shall pay a commitment fee in the Base Currency computed at the rate of 35 per cent. of the applicable Margin on the undrawn, uncancelled amount of each Bank's Commitment during the Commitment Period.

(b) Accrued commitment fee is payable quarterly in arrear until the Final Maturity Date. Accrued commitment fee is also payable to the Agent for a Bank on the date that Bank's Commitment is cancelled in full.

(c) No commitment fee is payable to the Agent (for the account of a Bank) on the undrawn Commitment of that Bank for:

(i) the period from the date of this Agreement to and including the earlier of:

(A) the date on which both of the Existing Facilities are repaid and cancelled in full; and

(B) the date falling seven Business Days after the date of this Agreement; and

(ii) any day on which that Bank is a Defaulting Bank.

22.4 Utilisation fee

(a) The Borrowers shall pay to the Agent for each Bank a utilisation fee computed at the rate of:

(i) for each day on which the aggregate amount of the Loans then outstanding is less than one third of the Total Commitments, 0.10 per cent. per annum;

(ii) for each day on which the aggregate amount of the Loans then outstanding equals or exceeds one third of the Total Commitments but is less than two thirds of the Total Commitments, 0.20 per cent. per annum; and

(iii) for each day on which the amount of the Loans then outstanding equals or exceeds two thirds of the Total Commitments, 0.40 per cent. per annum,

on the amount of that Bank's participation in the Loans.

(b) Accrued utilisation fee is payable quarterly in arrear until the Final Maturity Date. Accrued utilisation fee is also payable to the Agent for a Bank on the date that Bank's Commitment is cancelled in full.

22.5 VAT

(a) All amounts set out or expressed to be payable under a Finance Document by any Party to a Finance Party which (in whole or in part) constitute the consideration for any supply for VAT purposes are deemed to be exclusive of any VAT which is or becomes chargeable on that supply, and accordingly, subject to paragraph (b) below, if VAT is chargeable on any supply made by any Finance Party to any Party under a Finance Document and the Finance Party is required to account for the VAT, that Party must pay to the Finance Party (in addition to the consideration for such supply) an amount equal to the amount of the VAT (and such Finance Party shall promptly provide an appropriate VAT invoice).

(b) If VAT is or becomes chargeable on any supply made by any Finance Party (the **Supplier**) to any other Finance Party (the **Recipient**) under a Finance Document, and any Party other than the Recipient (the **Relevant Party**) is required by the terms of any Finance Document to pay an amount equal to the consideration for that supply to the Supplier (rather than being required to reimburse or indemnify the Recipient in respect of that consideration):

(i)   (where the Supplier is the person required to account to the relevant tax authority for the VAT) the Relevant Party must also pay to the Supplier (at the same time as paying that amount) an additional amount equal to the amount of the VAT. The Recipient must (where this paragraph (i) applies) promptly pay to the Relevant Party an amount equal to any credit or repayment the Recipient receives from the relevant tax authority which the Recipient reasonably determines relates to the VAT chargeable on that supply; and

(ii)   (where the Recipient is the person required to account to the relevant tax authority for the VAT) the Relevant Party must promptly, following demand from the Recipient, pay to the Recipient an amount equal to the VAT chargeable on that supply but only to the extent that the Recipient reasonably determines that it is not entitled to credit or repayment from the relevant tax authority in respect of that VAT.

(c)   Where a Finance Document requires any Party to reimburse or indemnify a Finance Party for any costs or expenses, that Party must also at the same time reimburse and indemnify (as the case may be) the Finance Party against all VAT incurred by the Finance Party in respect of such costs or expenses but only to the extent that the Finance Party (reasonably) determines that neither it nor any member of any group of which it is a member for VAT purposes is entitled to credit or repayment from the relevant tax authority in respect of the VAT.

(d)   Any reference in this Clause 22.5 to any Party will, at any time when that Party is treated as a member of a group for VAT purposes, include (where appropriate and unless the context otherwise requires) a reference to the person who is treated as making the supply, or (as appropriate) receiving the supply, under the grouping rules (as provided for in Article 11 of Council Directive 2006/112/EC (or as implemented by a Member State).

(e)   If VAT is chargeable on any supply made by a Finance Party to any Party under a Finance Document and if reasonably requested by the Finance Party, the Party must promptly give the Finance Party details of its VAT registration number and any other information as is reasonably requested in connection with the Finance Party's reporting requirements for the supply.

23.   EXPENSES

23.1   Initial and special costs

The Borrowers shall, within five Business Days of notice by the Agent to the Obligors' Agent, pay the Agent and each Mandated Lead Arranger the amount of all reasonable costs and expenses (including legal fees) incurred by any of them in connection with:

(a)   the negotiation, preparation, printing and execution of:

(i)   this Agreement and any other documents referred to in this Agreement; and

(ii)   any other Finance Document (other than a Novation Certificate) executed after the date of this Agreement; and

(b)   any amendment, waiver, consent or suspension of rights (or any proposal for any of the foregoing) requested by or on behalf of an Obligor and relating to a Finance Document or a document referred to in any Finance Document.

23.2 Enforcement costs

The Borrowers shall, within five Business Days of notice by the Agent to the Obligors' Agent, pay to each Finance Party the amount of all costs and expenses (including legal fees) properly incurred by it in connection with the enforcement of, or the preservation of any rights under, any Finance Document.

24. STAMP DUTIES

The Borrowers shall pay, and within five Business Days of notice by the Agent to the Obligors' Agent indemnify each Finance Party against any liability it incurs in respect of, any stamp, registration and similar tax which is or becomes payable in connection with the entry into, performance or enforcement of any Finance Document, except for any such tax payable in connection with the entry into of a Novation Certificate.

25. INDEMNITIES

25.1 Currency indemnity

(a) If a Finance Party receives an amount in respect of an Obligor's liability under the Finance Documents or if that liability is converted into a claim, proof, judgment or order in a currency other than the currency (the **contractual currency**) in which the amount is expressed to be payable under the relevant Finance Document:

   (i)   that Obligor shall indemnify that Finance Party as an independent obligation against any loss or liability arising out of or as a result of the conversion;

   (ii)   if the amount received by that Finance Party, when converted into the contractual currency at a market rate in the usual course of its business is less than the amount owed in the contractual currency, the Obligor concerned shall forthwith on demand pay to that Finance Party an amount in the contractual currency equal to the deficit; and

   (iii)   the Obligor shall forthwith on demand pay to the Finance Party concerned any exchange costs and taxes payable in connection with any such conversion.

(b)   Each Obligor waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency other than that in which it is expressed to be payable.

25.2 Other indemnities

(a) The Obligors shall forthwith on demand indemnify each Finance Party against any loss or liability which that Finance Party incurs as a consequence of:

   (i)   the occurrence of any Default;

   (ii)   the operation of Clause 20.19 (Acceleration);

   (iii)   any payment of principal or an overdue amount being received from any source otherwise than on the last day of a relevant Interest Period or Designated Interest Period (as defined in Clause 9.4 (Default interest) relative to the amount so received; or

(iv)   a Loan (or part of a Loan) not being prepaid in accordance with a notice of prepayment or (other than by reason of negligence or default by that Finance Party) a Loan not being made after the Obligors' Agent has delivered a Request.

The Obligor's liability in each case includes any loss of margin or other loss or expense on account of funds borrowed, contracted for or utilised to fund any amount payable under any Finance Document, any amount repaid or prepaid or any Loan.

(b)   Each Bank shall, as soon as reasonably practicable after a demand by the Agent, provide a certificate confirming the amount of loss or liability referred to in paragraphs (a)(iii) and (iv) above for any Interest Period in which such loss or liability accrued.

26.   EVIDENCE AND CALCULATIONS

26.1   Accounts

Accounts maintained by a Finance Party in connection with this Agreement are *prima facie* evidence of the matters to which they relate.

26.2   Certificates and determinations

Any certification or determination by a Finance Party of a rate or amount under the Finance Documents is *prima facie* evidence of the matters to which it relates.

26.3   Calculations

Interest and Commitment fees accrue from day to day and are calculated on the basis of the actual number of days elapsed and in the case of any amounts denominated in U.S. Dollars, a year of 360 days and, in the case of any amounts denominated in Australian Dollars, a year of 365 days.

27.   AMENDMENTS AND WAIVERS

27.1   Procedure

(a)   Subject to Clause 27.2 (Exceptions), any term of the Finance Documents may be amended or waived with the agreement of the Obligors' Agent and the Majority Banks. The Agent may effect, on behalf of any Finance Party, an amendment or waiver permitted under this Clause 27.1.

(b)   The Agent shall promptly notify the other Parties of any amendment or waiver effected under paragraph (a) above, and any such amendment or waiver shall be binding on all the Parties.

27.2   Exceptions

(a)   An amendment or waiver which relates to:

(i)   the definition of **Majority Banks** in Clause 1.1 (Definitions);

(ii)   an extension of the date for, or a decrease in an amount or a change in the currency of, any payment to a Bank under the Finance Documents (including the Margin);

(iii)   an increase or extension in a Bank's Commitment (other than in accordance with Clause 2.2 (Increase)) or any requirements that a cancellation of Commitments reduces the Commitments of the Banks rateably;

(iv)   a change to the identity of any Borrower or Guarantor;

(v)   a term of a Finance Document which expressly requires the consent of each Bank; or

(vi)   Clause 2.3 (Nature of a Finance Party's rights and obligations), Clause 2.4 (Nature of a Borrower's obligations), Clause 15 (Illegality), Clause 28.2 (Transfers by Banks), Clause 32 (Pro Rata Sharing), Clause 38 (Jurisdiction), Clause 41 (Governing Law) or this Clause 27,

may not, subject to Clause 27.4 (Disenfranchisement of Defaulting Banks) and Clause 27.5 (Excluded participations), be effected without the consent of each Bank.

(b)   An amendment or waiver which affects the rights and/or obligations of the Agent or a Reference Bank (each in their capacity as such) may not be effected without the agreement of the Agent or, as the case may be, that Reference Bank.

27.3   Waivers and remedies cumulative

The rights and remedies of each Finance Party under the Finance Documents:

(a)   may be exercised as often as necessary and no single or partial exercise of any right or remedy shall prevent any further or other exercise or the exercise of any other right or remedy;

(b)   are cumulative and not exclusive of its rights under the general law; and

(c)   may be waived only in writing and specifically.

Delay in exercising or non-exercise of any such right or remedy of a Finance Party is not a waiver of that right or remedy and does not constitute an election to affirm any of the Finance Documents. No election to affirm any of the Finance Documents on the part of any Finance Party shall be effective unless it is in writing.

27.4   Disenfranchisement of Defaulting Banks

(a)   For so long as a Defaulting Bank has any undrawn Commitment, in ascertaining the Majority Banks or whether any given percentage (including, without limitation, unanimity) of the Total Commitments has been obtained in relation to any request for a consent, waiver, amendment or other vote under the Finance Documents:

(i)   that Defaulting Bank's Commitments will be reduced by the amount of its undrawn Commitment; and

(ii)   the Defaulting Bank will not be counted as a Bank for the purposes of Clause 27.2 (Exceptions) if it has no participation in any outstanding Loans.

(b)   For the purposes of this Clause 27.4, the Agent may assume that the following Banks are Defaulting Banks:

(i)   any Bank which has notified the Agent that it has become a Defaulting Bank; or

(ii)   any Bank in relation to which it is aware that any of the events or circumstances referred to in paragraphs (a), (b) or (c) of the definition of "Defaulting Bank" has occurred, unless it has received notice to the contrary from the Bank concerned (together with any supporting evidence reasonably requested by the Agent) or the Agent is otherwise aware that the Bank has ceased to be a Defaulting Bank.

27.5 Excluded participations

If any Defaulting Bank fails to respond to a request for a consent, waiver, amendment or other vote under the Finance Documents within ten Business Days (or any longer period stipulated by the Agent with the agreement of the Obligors' Agent in relation to that request) of that request being made:

(a) its participation in all outstanding Loans shall not be included for the purpose of calculating the aggregate amount of all Loans then outstanding when ascertaining whether any relevant percentage of the aggregate amount of all Loans then outstanding has been obtained to approve that request; and

(b) it will not count as a Bank for the purposes of Clause 27.2 (Exceptions).

27.6 Replacement of a Defaulting Bank

(a) The Obligors' Agent may, at any time a Bank has become and continues to be a Defaulting Bank, by giving five Business Days' prior written notice to the Agent and such Bank:

(i) replace such Bank by requiring such Bank to (and such Bank shall) transfer pursuant to Clause 28.2 (Transfers by Banks) all (and not part only) of its rights and obligations under this Agreement; or

(ii) require such Bank to (and such Bank shall) transfer pursuant to Clause 28.2 (Transfers by Banks) all (and not part only) of the undrawn Commitment of the Bank,

to a Bank, other bank or financial institution (a **Replacement Bank**) selected by the Obligors' Agent, and which confirms its willingness to assume and does assume all the obligations or all the relevant obligations of the transferring Bank (including the assumption of the transferring Bank's participations or unfunded participations (as the case may be) on the same basis as the transferring Bank) for a purchase price in cash payable at the time of transfer equal to the outstanding principal amount of such Bank's participation in the outstanding Loans and all accrued interest, amounts payable under paragraph (a)(iii) of Clause 25.2 (Other indemnities) and other amounts payable in relation thereto under the Finance Documents.

(b) Any transfer of rights and obligations of a Defaulting Bank pursuant to this Clause 27.6 shall be subject to the following conditions:

(i) the Obligors' Agent shall have no right to replace the Agent;

(ii) neither the Agent nor the Defaulting Bank shall have any obligation to the Obligors' Agent to find a Replacement Bank;

(iii) the transfer must take place no later than 20 Business Days after the notice referred to in paragraph (a) above; and

(iv) in no event shall the Defaulting Bank be required to pay or surrender to the Replacement Bank any of the fees received by the Defaulting Bank pursuant to the Finance Documents.

28. CHANGES TO THE PARTIES

28.1 Transfers by Obligors

No Obligor may assign, transfer, novate or dispose of any of, or any interest in, its rights and/or obligations under the Finance Documents.

28.2 Transfers by Banks

(a) A Bank (the **Existing Bank**) may, subject to paragraph (b) below, at any time assign, transfer or novate any of its Commitment and/or rights and/or obligations under this Agreement to another bank or financial institution (the **New Bank**).

(b)

(i) A transfer of part of a Commitment and/or participation in the Loans must be in a minimum amount of at least U.S.$5,000,000 and any transfer:

(A) of a participation in the Loans must be made pro rata as between all then outstanding Loans; and

(B) any transfer must be made *pro rata* between the undrawn Commitments of the Existing Bank and its participations in all then outstanding Loans;

(ii) the prior consent of the Parent is required for any such assignment, transfer or novation which takes place prior to the first Drawdown Date, unless the New Bank is a Bank or an Affiliate of a Bank or while an Event of Default is continuing. However, the prior consent of the Parent must not be unreasonably withheld or delayed and will be deemed to have been given if, within five Business Days of receipt by the Parent of an application for consent, it has not been expressly refused; and

(iii) on or after the first Drawdown Date an Existing Bank must consult with the Parent for no more than five Business Days before it may make such assignment, transfer or novation, unless the New Bank is a Bank or an Affiliate of a Bank or while an Event of Default is continuing.

(c) A transfer of obligations will be effective only if either:

(i) the obligations are novated in accordance with Clause 28.3 (Procedure for novations); or

(ii) the New Bank confirms to the Agent and the Obligors' Agent that it undertakes to be bound by the terms of this Agreement as a Bank in form and substance satisfactory to the Agent. On the transfer becoming effective in this manner the Existing Bank shall be relieved of its obligations under this Agreement to the extent that they are transferred to the New Bank.

(d) Nothing in this Agreement restricts the ability of a Bank to subcontract an obligation if that Bank remains liable under this Agreement for that obligation.

(e)   On each occasion an Existing Bank assigns, transfers or novates any of its Commitment and/or rights and/or obligations under this Agreement, the New Bank shall, on the date the assignment, transfer and/or novation takes effect, pay to the Agent for its own account a fee of U.S.$3,000.

(f)   An Existing Bank is not responsible to a New Bank for:

(i)   the execution, genuineness, validity, enforceability or sufficiency of any Finance Document or any other document;

(ii)   the collectability of amounts payable under any Finance Document; or

(iii)   the accuracy of any statements (whether written or oral) made in or in connection with any Finance Document.

(g)   Each New Bank confirms to the Existing Bank and the other Finance Parties that it:

(i)   has made its own independent investigation and assessment of the financial condition and affairs of each Obligor and its related entities in connection with its participation in this Agreement and has not relied exclusively on any information provided to it by the Existing Bank in connection with any Finance Document; and

(ii)   will continue to make its own independent appraisal of the creditworthiness of each Obligor and its related entities while any amount is or may be outstanding under this Agreement or any Commitment is in force.

(h)   Nothing in any Finance Document obliges an Existing Bank to:

(i)   accept a re-transfer from a New Bank of any of the Commitment and/or rights and/or obligations assigned, transferred or novated under this Clause 28.2; or

(ii)   support any losses incurred by the New Bank by reason of the non-performance by any Obligor of its obligations under the Finance Documents or otherwise.

(i)   Any reference in this Agreement to a Bank includes a New Bank but excludes a Bank if no amount is or may be owed to or by it under this Agreement and its Commitment has been cancelled or reduced to nil.

(j)   If:

(i)   a Bank assigns, transfers or novates any of its rights or obligations under the Finance Documents or changes its Facility Office; and

(ii)   as a result of circumstances existing at the date the assignment, transfer, novation or change occurs, an Obligor would be obliged to make a payment to the New Bank or Bank acting through its new Facility Office under Clause 11 (Taxes) or Clause 14 (Increased Costs),

then the New Bank or Bank acting through its new Facility Office is only entitled to receive payment under those Clauses to the same extent as the Existing Bank or Bank acting through its previous Facility Office would have been if the assignment, transfer or change had not occurred. This paragraph (j) shall not apply:

(A)   where the payment is in relation to Australian Withholding Tax and there are at least two Banks after the assignment, transfer, novation or change and the New Bank or Bank acting through its new Facility Office is not an Offshore Associate of AGAA, in such instances, the New Bank, or Bank acting through its new Facility Office will be entitled to full payment under Clause 11 (Taxes); and

(B)   in relation to Clause 11.1 (Gross-up) to a Treaty Bank that has included a confirmation of its scheme reference number and its jurisdiction of tax residence in accordance with paragraph (g)(ii) of Clause 11.1 (Gross-up) if the Obligor making the payment has not made a Borrower DTTP Filing in respect of that Treaty Bank.

28.3   Procedure for novations

(a)   A novation is effected if:

(i)   the Existing Bank and the New Bank deliver to the Agent a duly completed certificate, substantially in the form of Schedule 4 (Form of Novation Certificate) (a **Novation Certificate**); and

(ii)   the Agent executes it, provided that the Agent is only obliged to execute a Novation Certificate upon its satisfaction (acting reasonably) with the results of all "know your customer" or other checks relating to the identity of any person that it is required to carry out in relation to the transfer to such New Bank.

(b)   Each Party (other than the Existing Bank and the New Bank) irrevocably authorises the Agent to execute any duly completed Novation Certificate on its behalf.

(c)   To the extent that they are expressed to be the subject of the novation in the Novation Certificate:

(i)   the Existing Bank and the other Parties (the **existing Parties**) will be released from their obligations to each other (the **discharged obligations**);

(ii)   the New Bank and the existing Parties will assume obligations towards each other which differ from the discharged obligations only insofar as they are owed to or assumed by the New Bank instead of the Existing Bank;

(iii)   the rights of the Existing Bank against the existing Parties and vice versa (the **discharged rights**) will be cancelled; and

(iv)   the New Bank and the existing Parties will acquire rights against each other which differ from the discharged rights only insofar as they are exercisable by or against the New Bank instead of the Existing Bank,

all on the date of execution of the Novation Certificate by the Agent or, if later, the date specified in the Novation Certificate (the **Transfer Date**).

(d)   The Agent shall, as soon as reasonably practicable after it has executed a Novation Certificate, send to the Obligors' Agent a copy of that Novation Certificate.

28.4 Pro rata interest settlement

If the Agent has notified the Banks that it is able to distribute interest payments on a *pro rata* basis to Existing Banks and New Banks then (in respect of any transfer pursuant to Clause 28.3 (Procedure for novations) the Transfer Date of which is after the date of such notification and is not on the last day of an Interest Period):

(a)   any interest or fees in respect of the relevant participation which are expressed to accrue by reference to the lapse of time shall continue to accrue in favour of the Existing Bank up to but excluding the Transfer Date (**Accrued Amounts**) and shall become due and payable to the Existing Bank (without further interest accruing on them) on the last day of the current Interest Period; and

(b)   the rights assigned or transferred by the Existing Bank will not include the right to the Accrued Amounts so that, for the avoidance of doubt:

    (i)   when the Accrued Amounts become payable, those Accrued Amounts will be payable for the account of the Existing Bank; and

    (ii)   the amount payable to the New Bank on that date will be the amount which would, but for the application of this Clause 28.4 have been payable to it on that date, but after deduction of the Accrued Amounts.

28.5 Affiliates of Banks

(a)   Each Bank may fulfil its obligations in respect of any Loan through an Affiliate if:

    (i)   the relevant Affiliate is specified in this Agreement as a Bank or becomes a Bank by means of a Novation Certificate or an Increase Confirmation in accordance with this Agreement; and

    (ii)   the Loans in which that Affiliate will participate are specified in this Agreement or in a notice given by that Bank to the Agent and the Obligors' Agent.

In this event, the Bank and the Affiliate will participate in Loans in the manner provided for in subparagraph (ii) above.

(b)   If paragraph (a) above applies, the Bank and its Affiliate will be treated as having a single Commitment and a single vote, but, for all other purposes, will be treated as separate Banks.

28.6 Reference Banks

If a Reference Bank (or, if a Reference Bank is not a Bank, the Bank of which it is an Affiliate) ceases to be a Bank, the Agent shall (with the consent of the Obligors' Agent) appoint another Bank or an Affiliate of a Bank to replace that Reference Bank.

28.7 Security over Bank's rights

In addition to the other rights provided to Banks under this Clause 28, each Bank may, without consulting with or obtaining consent from any Obligor, at any time charge, assign or otherwise create a Security Interest in or over (whether by way of collateral or otherwise) all or any of its rights under any Finance Document to secure obligations of that Bank including, without limitation:

(a)   any charge, assignment or other Security Interest to secure obligations to a federal reserve or central bank; and

(b)   any charge, assignment or other Security Interest granted to any holders (or trustee or representatives of holders) of obligations owed, or securities issued, by that Bank as security for those obligations or securities,

except that no such charge, assignment or Security Interest shall:

(i)   release a Bank from any of its obligations under the Finance Documents or substitute the beneficiary of the relevant charge, assignment or other Security Interest for the Bank as a party to any of the Finance Documents; or

(ii)   require any payments to be made by an Obligor or grant to any person any more extensive rights that those required to be made or granted to the relevant Bank under the Finance Documents.

28.8   Register

The Agent, acting solely for this purpose as the agent of the Obligors, shall keep a register of the names and addresses of each Bank and the Commitment of, and the principal amount owing to, each Bank from time to time (the **Register**). The entries in the Register shall be conclusive and binding for all purposes, absent manifest error, and the Obligors, the Agent and the Banks shall treat each person whose name is recorded in the Register as a Bank hereunder for all purposes of this Agreement. The Register shall be available for inspection by the Obligors or any Agent or any Bank at any reasonable time and from time to time upon reasonable prior notice.

29.   DISCLOSURE OF INFORMATION

(a)   In this Clause 29:

Permitted Parties means a Bank and any of its Affiliates.

(b)   A Bank may disclose a copy of any Finance Document (and any information which that Bank has acquired under or in connection with any Finance Document) to:

(i)   its Affiliates;

(ii)   any person with whom it is proposing to enter, or has entered into, any kind of transfer, participation or other agreement in relation to this Agreement;

(iii)   any person to whom or for whose benefit that Bank charges, assigns or otherwise creates a Security Interest (or may do) pursuant to Clause 28.7 (Security over Bank's rights);

(iv)   professional advisers and service providers of the Permitted Parties who are under a duty of confidentiality to the Permitted Parties;

(v)   any ratings agency, insurer or insurance broker of the Permitted Parties, or direct or indirect provider of credit protection to any Permitted Party; or

(vi)   any court or tribunal or regulatory, supervisory, governmental or quasi-governmental authority with jurisdiction over the Permitted Parties.

(c)   Any Finance Party may disclose to any national or international numbering service provider appointed by that Finance Party to provide identification numbering services in respect of this Agreement, the Facilities and/or one or more of the Borrowers the following information:

(i)   names of Obligors;

(ii)   country of domicile of Obligors;

(iii)   place of incorporation of Obligors;

(iv)   date of this Agreement;

(v)   names of the Agent and the Mandated Lead Arrangers;

(vi)   date of each amendment and restatement of this Agreement;

(vii)   amount of Total Commitments;

(viii)   currencies of the Facility;

(ix)   type of Facility (i.e. that it is a revolving credit facility);

(x)   Final Maturity Date of the Facility;

(xi)   changes to any of the information previously supplied pursuant to paragraphs (i) to (x) above; and

(xii)   such other information agreed between such Finance Party and the Parent,

to enable such numbering service provider to provide its usual syndicated loan numbering identification services.

(d)   The Parties acknowledge and agree that each identification number assigned to this Agreement, the Facility and/or one or more Obligors by a numbering service provider and the information associated with each such number may be disclosed to users of its services in accordance with the standard terms and conditions of that numbering service provider.

(e)   Each Obligor represents that none of the information set out in paragraphs (i) to (v) and (vii) to (x) of paragraph (c) above is, nor will at any time be unpublished price-sensitive information.

(f)   The Agent shall notify the Parent and other Finance Parties of:

(i)   the name of any numbering service provider appointed by the Agent in respect of this Agreement, the Facility and/or one or more Obligors;

(ii)   the number or, as the case may be, the numbers assigned to this Agreement, the Facility and/or one or more Obligors by such numbering service provider.

30. CONFIDENTIALITY OF FUNDING RATES AND REFERENCE BANK QUOTATIONS

30.1 Confidentiality and Disclosure

(a) The Agent and each Obligor agree to keep each Funding Rate (and, in the case of the Agent, each Reference Bank Quotation) confidential and not to disclose it to anyone, save to the extent permitted by paragraphs (b), (c) and (d) below.

(b) The Agent may disclose:

    (i) any Funding Rate (but not, for the avoidance of doubt, any Reference Bank Quotation) to the Obligors' Agent pursuant to Clause 9.5 (Notification of rates of interest); and

    (ii) any Funding Rate or any Reference Bank Quotation to any person appointed by it to provide administration services in respect of one or more of the Finance Documents to the extent necessary to enable such service provider to provide those services if the service provider to whom that information is to be given has entered into a confidentiality agreement substantially in the form of the LMA Master Confidentiality Undertaking for Use With Administration/Settlement Service Providers or such other form of confidentiality undertaking agreed between the Agent and the relevant Bank or Reference Bank, as the case may be.

(c) The Agent may disclose any Funding Rate or any Reference Bank Quotation, and each Obligor may disclose any Funding Rate, to:

    (i) any of its Affiliates and any of its or their officers, directors, employees, professional advisers, auditors, partners and Representatives if any person to whom that Funding Rate or Reference Bank Quotation is to be given pursuant to this paragraph (i) is informed in writing of its confidential nature and that it may be price-sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of that Funding Rate or Reference Bank Quotation or is otherwise bound by requirements of confidentiality in relation to it;

    (ii) any person to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation if the person to whom that Funding Rate or Reference Bank Quotation is to be given is informed in writing of its confidential nature and that it may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of the Agent or the relevant Obligor, as the case may be, it is not practicable to do so in the circumstances;

    (iii) any person to whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitration, administrative or other investigations, proceedings or disputes if the person to whom that Funding Rate or Reference Bank Quotation is to be given is informed in writing of its confidential nature and that it may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of the Agent or the relevant Obligor, as the case may be, it is not practicable to do so in the circumstances; and

    (iv) any person with the consent of the relevant Bank or Reference Bank, as the case may be.

(d)   The Agent's obligations in this Clause 30 relating to Reference Bank Quotations are without prejudice to its obligations to make notifications under Clause 9.5 (Notification of rates of interest) provided that (other than pursuant to paragraph (b)(i) above) the Agent shall not include the details of any individual Reference Bank Quotation as part of any such notification.

30.2   Other Obligations

(a)   The Agent and each Obligor acknowledge that each Funding Rate (and, in the case of the Agent, each Reference Bank Quotation) is or may be price-sensitive information and that its use may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and the Agent and each Obligor undertake not to use any Funding Rate or, in the case of the Agent, any Reference Bank Quotation for any unlawful purpose.

(b)   The Agent and each Obligor agree (to the extent permitted by law and regulation) to inform the relevant Bank or Reference Bank, as the case may be:

(i)   of the circumstances of any disclosure made pursuant to paragraph (c)(ii) of Clause 30.1 (Confidentiality and Disclosure) above except where such disclosure is made to any of the persons referred to in that paragraph during the ordinary course of its supervisory or regulatory function; and

(ii)   upon becoming aware that any information has been disclosed in breach of this Clause 30.

30.3   No Event of Default

No Event of Default will occur under Clause 20.4 (Breach of other obligations) solely by reason only of an Obligor's failure to comply with this Clause 30.

31.   SET-OFF

A Finance Party may set off any matured obligation owed by an Obligor under the Finance Documents (to the extent beneficially owned by that Finance Party) against any obligation (whether or not matured) owed by that Finance Party to that Obligor, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Finance Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off. If either obligation is unliquidated or unascertained, the Finance Party may set off in an amount estimated by it in good faith to be the amount of that obligation.

32.   PRO RATA SHARING

32.1   Redistribution

If any amount owing by an Obligor under the Finance Documents to a Finance Party (the **recovering Finance Party**) is discharged by payment, set-off or any other manner other than through the Agent in accordance with Clause 10 (Payments) (a **recovery**), then:

(a)   the recovering Finance Party shall, within three Business Days, notify details of the recovery to the Agent;

(b) the Agent shall determine whether the recovery is in excess of the amount which the recovering Finance Party would have received had the recovery been received by the Agent and distributed in accordance with Clause 10 (Payments);

(c) subject to Clause 32.3 (Exceptions), the recovering Finance Party shall, within three Business Days of demand by the Agent, pay to the Agent an amount (the **redistribution**) equal to the excess;

(d) the Agent shall treat the redistribution as if it were a payment by the Obligor concerned under Clause 10 (Payments) and shall pay the redistribution to the Finance Parties (other than the recovering Finance Party) in accordance with Clause 10.7 (Partial payments); and

(e) after payment of the full redistribution, the recovering Finance Party will be subrogated to the portion of the claims paid under paragraph (d) above and that Obligor will owe the recovering Finance Party a debt which is equal to the redistribution, immediately payable and of the type originally discharged.

32.2 Reversal of redistribution

If under Clause 32.1 (Redistribution):

(a) a recovering Finance Party must subsequently return a recovery, or an amount measured by reference to a recovery, to an Obligor; and

(b) the recovering Finance Party has paid a redistribution in relation to that recovery,

each Finance Party shall, within three Business Days of demand by the recovering Finance Party through the Agent, reimburse the recovering Finance Party all or the appropriate portion of the redistribution paid to that Finance Party together with interest on the amount to be returned to the recovering Finance Party for the period whilst it held the re-distribution. Thereupon, the subrogation in Clause 32.1(e) (Redistribution) will operate in reverse to the extent of the reimbursement.

32.3 Exceptions

(a) A recovering Finance Party need not pay a redistribution to the extent that it would not, after the payment, have a valid claim against the Obligor concerned in the amount of the redistribution pursuant to Clause 32.1(e) (Redistribution).

(b) A recovering Finance Party is not obliged to share with any other Finance Party any amount which the recovering Finance Party has received or recovered as a result of taking legal proceedings, if the other Finance Party had an opportunity to participate in those legal proceedings but did not do so or did not take separate legal proceedings.

33. SEVERABILITY

If a provision of any Finance Document is or becomes illegal, invalid or unenforceable in any jurisdiction, that shall not affect:

(a) the validity or enforceability in that jurisdiction of any other provision of the Finance Documents; or

(b) the validity or enforceability in other jurisdictions of that or any other provision of the Finance Documents.

34. COUNTERPARTS

Each Finance Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.

35. NOTICES

35.1 Giving of notices

All notices or other communications under or in connection with the Finance Documents shall be given in writing and, unless otherwise stated, may be made by letter, facsimile or e-mail. Any such notice will be deemed to be given as follows:

(a)   if by letter, when delivered personally or on actual receipt; and

(b)   if by facsimile or e-mail, when received in legible form.

However, a notice given in accordance with the above but received on a non Business Day or after business hours in the place of receipt will only be deemed to be given on the next working day in that place.

35.2 Electronic communication

(a)   Any communication between any two Parties under or in connection with the Finance Documents may be made by e-mail or other electronic means, to the extent that those two Parties:

    (i)   agree and such agreement is not revoked by either Party;

    (ii)   notify each other in writing of their e-mail address and/or any other information required to enable the sending and receipt of information by electronic means; and

    (iii)   notify each other of any change to the address or information referred to in subparagraph (ii) above.

(b)   Any electronic communication made between those two Parties under paragraph (a) above will only be effective when received in legible form and, in the case of any electronic communication made by a Party to the Agent only, if it is addressed in accordance with the Agent instructions.

35.3 Addresses for notices

(a)   The address and facsimile number of each Party (other than the Obligors' Agent and the Agent) for all notices under or in connection with this Agreement are:

    (i)   those notified by that Party for this purpose to the Agent on or before the date it becomes a Party; or

    (ii)   any other notified by that Party for this purpose to the Agent by not less than five Business Days' notice.

(b)   The address, telephone and facsimile numbers of the Obligors' Agent are:

Address: AngloGold Ashanti Holdings plc
                                  Communications House


South Street
Staines upon Thames
TW18 4PR
United Kingdom


Fax:	+44 (0) 203 968 3325
Telephone:	+44 (0) 203 968 3320
E-mail:	AGAHOffice@anglogoldashanti.com
For the attention of:	The Managing Director

or such other as the Obligors' Agent may notify to the Agent by not less than five Business Days' notice.

(c)   The address, telephone and facsimile numbers of the Agent are:

Address:	The Bank of Nova Scotia, London 201 Bishopsgate, 6th Floor London EC2M 3NS United Kingdom
Fax:	+44 207 826 5666
Telephone:	+44 207 826 5660
Email:	GWSLONDON_LOANOPS@scotiabank.com
For the attention of:	Peter Early

or such other as the Agent may notify to the other Parties by not less than five Business Days' notice.

(d)   All notices from or to an Obligor shall be sent through the Agent and the Obligors' Agent.

(e)   The Agent shall, promptly upon request from any Party, give to that Party the address or facsimile number of any other Party applicable at the time for the purposes of this Clause 35.

35.4   Communication when Agent is Impaired Agent

If the Agent is an Impaired Agent the Parties may, instead of communicating with each other through the Agent, communicate with each other directly and (while the Agent is an Impaired Agent) all the provisions of the Finance Documents which require communications to be made or notices to be given to or by the Agent shall be varied so that communications may be made and notices given to or by the relevant Parties directly.   This provision shall not operate after a replacement Agent has been appointed.

36.   LANGUAGE

(a)   Any notice given under or in connection with any Finance Document shall be in English.

(b)   All other documents provided under or in connection with any Finance Document shall be:

(i)   in English; or

(ii)   if not in English, accompanied by a certified English translation and, in this case, the English translation shall prevail unless the document is a statutory or other official document.

37.   BAIL-IN OF EEA FINANCIAL INSTITUTIONS

37.1   Contractual recognition of bail-in

It is agreed that notwithstanding any other term of any Finance Document or any other agreement, arrangement or understanding between the Parties, each Party acknowledges and accepts that any liability of any Party to any other Party under or in connection with the Finance Documents may be subject to Bail-In Action by the relevant Resolution Authority and acknowledges and accepts to be bound by the effect of:

(a)   any Bail-In Action in relation to any such liability, including (without limitation):

(i)   a reduction, in full or in part, in the principal amount, or outstanding amount due (including any accrued but unpaid interest) in respect of any such liability;

(ii)   a conversion of all, or part of, any such liability into shares or other instruments of ownership that may be issued to, or conferred on, it; and

(iii)   a cancellation of any such liability; and

(b)   a variation of any term of any Finance Document to the extent necessary to give effect to any Bail-In Action in relation to any such liability.

38.   JURISDICTION

38.1   Submission

For the benefit of each Finance Party, each Obligor agrees that the courts of England have jurisdiction to settle any disputes in connection with any Finance Document and accordingly submits to the jurisdiction of the English courts.

38.2   Service of process

(a)   Without prejudice to any other mode of service, AGAA:

(i)   irrevocably appoints the Parent at 4th Floor west, Communications House, South Street, Staines upon Thames, Surrey TW18 4PR United Kingdom as its agent for service of process in relation to any proceedings before the English courts in connection with any Finance Document and the Parent, by its execution of this Agreement, accepts that appointment;

(ii)   agrees to maintain an agent for service of process in England until all amounts which may be or become payable by Obligors under or in connection with the Finance Documents have been, irrevocably paid in full;

(iii)   agrees that failure by a process agent to notify the relevant Obligor of the process will not invalidate the proceedings concerned; and

(iv)   consents to the service of process relating to any such proceedings by prepaid posting of a copy of the process to its address for the time being applying under Clause 35.3 (Addresses for notices).

(b)   Each Obligor agrees that if the Parent ceases to have a registered branch in England or ceases to be a registered foreign company in England and Wales, each Obligor shall promptly (and in any event within 15 days of such event taking place) appoint a person in England to accept service of process on its behalf on terms acceptable to the Agent (acting reasonably). Failing this, the Agent may (acting reasonably) appoint another agent for this purpose by notice to the Obligors' Agent and AGAA.

38.3   Forum convenience and enforcement abroad

Each Obligor:

(a)   waives objection to the English courts on grounds of inconvenient forum or otherwise as regards proceedings in connection with a Finance Document; and

(b)   agrees that subject to the Reservations, a judgment or order of an English court in connection with a Finance Document is conclusive and binding on it and may be enforced against it in the courts of any other jurisdiction.

38.4   Non-exclusivity

Nothing in this Clause 38 limits the right of a Finance Party to bring proceedings against an Obligor in connection with any Finance Document:

(a)   in any other court of competent jurisdiction; or

(b)   concurrently in more than one jurisdiction.

39.   WAIVER OF IMMUNITY

Each Obligor irrevocably and unconditionally:

(a)   agrees that if a Finance Party brings proceedings against it or its assets in relation to a Finance Document, no immunity from those proceedings (including, without limitation, suit, attachment prior to judgment, other attachment, the obtaining of judgment, execution or other enforcement) will be claimed by or on behalf of itself or with respect to its assets;

(b)   waives any such right of immunity which it or its assets now has or may subsequently acquire; and

(c)   consents generally in respect of any such proceedings to the giving of any relief or the issue of any process in connection with those proceedings, including, without limitation, the making, enforcement or execution against any assets whatsoever (irrespective of its use or intended use) of any order or judgment which may be made or given in those proceedings.

40.   INTEGRATION

The Finance Documents contain the complete agreement between the Parties on the matters to which they relate and supersede all prior commitments, agreements and understandings, whether written or oral, on those matters.

41.   GOVERNING LAW

This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

THIS AGREEMENT has been entered into on the date stated at the beginning of this Agreement.

BANKS AND COMMITMENTS

Banks	Commitment U.S.$	Treaty Passport scheme reference number and jurisdiction of tax residence (if applicable)
Deutsche Bank Luxembourg S.A.	103,410,000	48/D/72718/DTTP – Luxembourg
JPMorgan Chase Bank, N.A., London Branch	103,410,000	
Australia and New Zealand Banking Group Limited	103,410,000	
Bank of America Merrill Lynch International Limited (and, for the purposes of funding any Loans to AGAA only, Bank of America N.A. Australian Branch)	103,410,000	
Bank of Montreal	103,410,000	3/M/270436/DTTP – Canada
Barclays Bank PLC	103,410,000	
BNP Paribas SA	103,410,000	5/B/255139/DTTP – France
Canadian Imperial Bank of Commerce, London Branch	103,410,000	
Citibank, N.A., London Branch	103,410,000	
Royal Bank of Canada	103,410,000	
Scotiabank Europe plc	103,410,000	
Standard Chartered Bank	103,410,000	
Goldman Sachs Mortgage Company	79,540,000	
Westpac Banking Corporation	79,540,000	2/W/313837/DTTP – Australia
Total Commitments	**US$ 1,400,000.000**	

CONDITIONS PRECEDENT DOCUMENTS

1.   A copy of the constitutional documents of each Obligor.

2.   A copy of a resolution of the board of directors of the Parent, and a copy of an extract of the minutes of the meeting of directors or an extract of the circulating resolutions of the board of directors of AGAA, in each case:

   (a)   approving the terms of, and the transactions contemplated by, this Agreement;

   (b)   (if applicable) authorising a specified person or persons to execute this Agreement on its behalf; and

   (c)   disclosing and approving any conflicts of interests of the directors of the relevant Obligor in relation to this Agreement and the transactions contemplated hereby.

3.   A certificate from the registered agent of the Parent, certifying details of the current directors, shareholders and unregistered charges of the Parent.

4.   A specimen of the signature of each person authorised to sign this Agreement on behalf of each Obligor and to sign and/or despatch all documents and notices to be signed and/or despatched by each Obligor under or in connection with this Agreement.

5.   A list of current Material Subsidiaries.

6.   A copy of:

   (a)   the audited consolidated financial statements of AGAL for the year ended 31 December 2017;

   (b)   the Original Group Accounts;

   (c)   the unaudited consolidated financial statements of the Parent for the year ended 31 December 2017 prepared as comparatives to the Original Group Accounts; and

   (d)   the audited consolidated financial statements of AGAA for the year ended 31 December 2017.

7.   A copy of any other document, opinion or assurance which the Agent reasonably considers to be necessary or desirable in connection with the entry into and performance of, and the transactions contemplated by, any Finance Document or for the validity and enforceability of any Finance Document, and of which the Obligors' Agent has been notified at least five Business Days prior to the date of this Agreement.

8.   An original of each Fee Letter, duly executed by all parties thereto.

9.   Evidence that:

   (a)   the Existing USD Facility will be repaid and cancelled in full on or by the first Drawdown Date; and

(b) the Existing AUD Facility will be repaid and cancelled in full on or by the first Business Day after the first Drawdown Date.

10. Evidence that all fees and expenses remaining due and payable immediately prior to the first Request from the Obligors under the Finance Documents have been or will be paid on or before the first Drawdown Date.

11. A certificate of an authorised signatory of the Parent:

(a) confirming that borrowing or guaranteeing, as appropriate, the Total Commitments would not cause any borrowing or guarantee limit binding on any Obligor to be exceeded; and

(b) certifying that each copy document delivered under this Schedule 2 is correct, complete and in full force and effect as at a date no earlier than the date of this Agreement.

12. A copy of the current structure chart of the Group.

13. Evidence that all documentation and other information required by regulatory authorities under applicable "know your customer" and anti-money laundering rules and regulations, to the extent requested prior to the date of this Agreement, has been received in relation to each Obligor in form and substance satisfactory to the Agent.

14. (a) A legal opinion of Allen & Overy LLP, legal advisers in Australia to the Agent, addressed to the Finance Parties;

(b) a legal opinion of Appleby (Isle of Man) LLC, legal advisers in the Isle of Man to the Agent, addressed to the Finance Parties; and

(c) a legal opinion of Allen & Overy LLP, legal advisers in England to the Agent, addressed to the Finance Parties.

15. A copy of the Approved List.

SCHEDULE 3

FORM OF REQUEST

To: [●] as Agent

From: AngloGold Ashanti Holdings plc as Obligors' Agent

Date: [   ]

AngloGold Ashanti Holdings plc and AngloGold Ashanti Australia Limited - U.S. $ 1,400,000,000 Syndicated Loan Facility Agreement dated [●] 2018 (the Agreement)

1.   On behalf of the Borrower identified below, we request a Loan as follows:

   (a)   Borrower: [   ]

   (b)   Drawdown Date: [   ]

   (c)   Currency of Loan: [U.S.$/A$]

   (d)   Amount: [   ]

   (e)   Interest Period: [   ]

   (f)   Payment instructions: [   ].

2.   We confirm that each condition specified in Clause 4.2 (Further conditions precedent) of the Agreement is satisfied on the date of this Request.

3.   This Request is irrevocable.

By:

AngloGold Ashanti Holdings plc

(in its capacity as Obligors' Agent)
Authorised Signatory

SCHEDULE 4

FORM OF NOVATION CERTIFICATE

To: [●] as Agent

From: [THE EXISTING BANK] and [THE NEW BANK]

Date: [   ]

AngloGold Ashanti Holdings plc and AngloGold Ashanti Australia Limited - U.S. $ 1,400,000,000 Syndicated Loan Facility Agreement dated [●] 2018 (the Agreement)

We refer to Clause 28.3 (Procedure for novations) of the Agreement.

1.   We [   ] (the **Existing Bank**) and [   ] (the **New Bank**) agree to the Existing Bank and the New Bank novating the Existing Bank's Commitment (or part) and/or rights and obligations referred to in the Schedule in accordance with Clause 28.3 (Procedure for novations) of the Agreement.

2.   The specified date for the purposes of Clause 28.3(c) (Procedure for novations) of the Agreement is [date of novation].

3.   The Facility Office and address for notices of the New Bank for the purposes of Clause 35.3 (Addresses for notices) of the Agreement are set out in the Schedule.

4.   The New Bank confirms, for the benefit of the Agent and without any liability to any Obligor, that it is:

    (a)   [a Qualifying Bank (other than a Treaty Bank);]

    (b)   [a Treaty Bank;]

    (c)   [not a Qualifying Bank].

5.   [The New Bank confirms that it holds a passport under the HMRC DT Treaty Passport scheme (reference number [   ]) and is tax resident in [   ] , so that interest payable to it by borrowers is generally subject to full exemption from UK withholding tax, and requests that the Obligors' Agent notify each Borrower that it wishes that scheme to apply to the Agreement.

6.   This Novation Certificate and any non-contractual obligations arising out of or in connection with it are governed by English law.

THE SCHEDULE

Commitment/Rights and obligations to be novated
[Insert relevant details]

[Existing Bank]   [New Bank]

By: By:

Date: Date:

[**New Bank**]

[Facility Office   Address for notices]

[   ]

Email address for notices:

Country of origin of New Bank:

 By:

 Date:

SCHEDULE 5

BORROWERS' OBLIGATIONS

1.   Reinstatement

(a)   Where any discharge (whether in respect of the obligations of a Borrower or any security for those obligations or otherwise) is made in whole or in part or any arrangement is made on the faith of any payment, security or other disposition which is avoided or must be restored on insolvency, liquidation or otherwise without limitation, the liability of the other Borrowers under this Agreement shall continue as if the discharge or arrangement had not occurred.

(b)   Each Finance Party may concede or compromise any claim that any payment, security or other disposition is liable to avoidance or restoration.

2.   Waiver of defences

The obligations of a Borrower under this Agreement will not be affected by an act, omission, matter or thing which, but for this provision, would reduce, release or prejudice any of its obligations under this Agreement or prejudice or diminish those obligations in whole or in part, including (whether or not known to it or any Finance Party):

(a)   any time or waiver granted to, or composition with, any other Obligor or any other person;

(b)   the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any Obligor or any other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(c)   any incapacity or lack of powers, authority or legal personality of or dissolution or change in the members or status of any Obligor or any other person;

(d)   any variation (however fundamental) or replacement of a Finance Document or any other document or security so that references to that Finance Document in this Agreement shall include each variation or replacement;

(e)   any unenforceability, illegality or invalidity of any obligation of any person under any Finance Document or any other document or security, to the intent that each Borrower's obligations under this Agreement shall remain in full force, as if there were no unenforceability, illegality or invalidity; or

(f)   any postponement, discharge, reduction, non-provability or other similar circumstance affecting any obligation of any Obligor under a Finance Document resulting from any insolvency, liquidation or dissolution proceedings or from any law, regulation or order so that each such obligation shall for the purposes of each Borrower's obligations under this Agreement be construed as if there were no such circumstance.

3.   Immediate recourse

Each Borrower waives any right it may have of first requiring any Finance Party (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from that Borrower under the terms of this Agreement.

4. **Appropriations**

Until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full, each Finance Party (or any trustee or agent on its behalf) may:

(a) refrain from applying or enforcing any other moneys, security or rights held or received by that Finance Party (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and no Borrower shall be entitled to the benefit of the same; and

(b) hold in a suspense account any moneys received from any Borrower or on account of each Borrower's liability under this Agreement, bearing interest at an appropriate rate.

5. **Non-competition**

Until all amounts which may be or become payable by any Borrowers under or in connection with the Finance Documents have been irrevocably paid in full, neither Borrower shall, after a claim has been made or by virtue of any payment or performance by it under this Agreement:

(a) be subrogated to any rights, security or moneys held, received or receivable by any Finance Party (or any trustee or agent on its behalf) or be entitled to any right of contribution or indemnity in respect of any payment made or moneys received on account of such Borrower's liability under this Agreement;

(b) claim, rank, prove or vote as a creditor of any other Borrower or its estate in competition with any Finance Party (or any trustee or agent on its behalf); or

(c) receive, claim or have the benefit of any payment, distribution or security from or on account of any other Borrower, or exercise any right of set-off as against such Borrower,

unless the Agent otherwise directs. Each Borrower shall hold in trust for and forthwith pay or transfer to the Agent for the Finance Parties any payment or distribution or benefit of security received by it contrary to this paragraph 5 or as directed by the Agent.

SCHEDULE 6

FORM OF COMPLIANCE CERTIFICATE

To: [●] as Agent

From: AngloGold Ashanti Holdings plc

Date: [   ]

AngloGold Ashanti Holdings plc and AngloGold Ashanti Australia Limited - U.S. $ 1,400,000,000 Syndicated Loan Facility Agreement dated [●] 2018 (the **Agreement**)

1.   We refer to the Agreement. This is a Compliance Certificate.

2.   We confirm that as at [relevant testing date] Total Net Financial Indebtedness was [   ]; and EBITDA was [   ]; therefore, Leverage was [   ] to 1.

3.   We set out below calculations establishing the figures in paragraph 2 above:

        [   ].

4.   We confirm that the following companies were Material Subsidiaries at [relevant testing date]:

        [   ].

5.   [We confirm that no Default is outstanding as at [relevant testing date].[1]]

ANGLOGOLD ASHANTI HOLDINGS PLC

By:

....

Name of director   Name of director

[insert applicable certification language]

for

[auditors of the Parent]

---

[1]   If this statement cannot be made, the certificate should identify any Default that is outstanding and the steps, if any, being taken to remedy it.

SCHEDULE 7

FORM OF INCREASE CONFIRMATION

To: [●] as Agent and AngloGold Ashanti Holdings plc as Obligors' Agent, for and on   behalf   of each Obligor

From: [●] (the Increase Bank)

Dated:

AngloGold Ashanti Holdings plc and AngloGold Ashanti Australia Limited – U.S. $ 1,400,000,000 Syndicated Loan Facility Agreement dated [●] 2018 (the Agreement)

1.   We refer to the Agreement. This is an Increase Confirmation.

2.   We refer to Clause 2.2 (Increase) of the Agreement.

3.   The Increase Bank agrees to assume and will assume all of the obligations corresponding to the Commitment specified in the Schedule (the **Relevant Commitment**) as if it was an Original Bank under the Agreement.

4.   The proposed date on which the increase in relation to the Increase Bank and the Relevant Commitment is to take effect (the **Increase Date**) is [●].

5.   On the Increase Date, the Increase Bank becomes party to the relevant Finance Documents as a Bank.

6.   The Facility Office and address, fax number and attention details for notices to the Increase Bank for the purposes of Clause 35.3 (Addresses for notices) of the Agreement are set out in the Schedule.

7.   The Increase Bank expressly acknowledges the limitations on the Banks' obligations referred to in paragraph (e) of Clause 2.2 (Increase) of the Agreement.

8.   The Increase Bank confirms, for the benefit of the Agent and without any liability to any Obligor, that it is:

    (a)   [a Qualifying Bank (other than a Treaty Bank);]

    (b)   [a Treaty Bank;]

    (c)   [not a Qualifying Bank].

9.   [The Increase Bank confirms that it holds a passport under the HMRC DT Treaty Passport scheme (reference number [   ]) and is tax resident in [   ] , so that interest payable to it by borrowers is generally subject to full exemption from UK withholding tax, and requests that the Obligors' Agent notify each Borrower that it wishes that scheme to apply to this Agreement.]

10.   This Increase Confirmation may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Increase Confirmation.

11.   This Increase Confirmation and any non-contractual obligations arising out of or in connection with it are governed by English law.

12.   This Increase Confirmation has been entered into on the date stated at the beginning of this Increase Confirmation.

THE SCHEDULE

Relevant Commitment/rights and obligations to be assumed by the Increase Bank

[insert relevant details]

[Facility office address, fax number, e-mail address and attention details for notices and account details for payments]

[Increase Bank]

By:

This Increase Confirmation is accepted as an Increase Confirmation for the purposes of the Agreement by the Agent and the Increase Date is confirmed as [●].

Agent

By:

SCHEDULE 8

FORM OF MARGIN CERTIFICATE

To: [●] as Agent

From: AngloGold Ashanti Holdings plc as Obligors' Agent for and on behalf of each Obligor

Date: [   ]

AngloGold Ashanti Holdings plc and AngloGold Ashanti Australia Limited - U.S. $ 1,400,000,000 Syndicated Loan Facility Agreement dated [●] 2018 (the **Agreement**)

1.   We refer to the Agreement. This is a Margin Certificate.

2.   We confirm that as at [*date*]:

     (a)   the long term debt rating of the Parent given by Moody's was [●];

     (b)   the long term debt rating of the Parent given by S&P was [●];

     (c)   no Event of Default is continuing; and

     (d)   accordingly, the applicable Margin is [●] per cent. per annum.

ANGLOGOLD ASHANTI HOLDINGS PLC

....

Name of authorised signatory/director   Name of authorised signatory/director

EXISTING SECURITY

1.   A Brazilian real denominated finance lease arrangement with CSI Latina Arrendamento Mercantil S.A. securing an amount of U.S.$1,158,991 as at 30 September 2018 .

2.   A Brazilian real denominated finance arrangement with Brazilian Economic and Social Development Bank (BNDES) securing an amount of U.S.$577,767 as at 30 September 2018.

3.   A fixed and floating charge dated 19 November 2010 granted by AGAA in favour of Independence Group NL.

SCREEN RATE CONTINGENCY PERIODS

Screen Rate	Period
LIBOR	3 months
BBSY	3 months

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: February 22, 2019

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance